SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒       Form 40-F:    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:    ☐       No:    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:    ☐       No:    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:    ☐       No:    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Itaú

1st Quarter 2010

Mnagement Discussion & Analisys and Complete Financial Statements

Itaú Unibanco Holding S.A.

ITAÚ UNIBANCO HOLDING S.A.

INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2010

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the first quarter of 2010.

1.
Net income for the first quarter of 2010 amounted to R$ 3.2 billion, with annualized return of 25.0% on average equity (18.2% for the first quarter of 2009). Recurring net income was R$ 3.2 billion, with annualized return of 24.4%. Consolidated stockholders’ equity totaled R$ 53.0 billion at the end of March. The basel ratio stood at 17.3% at the end of March, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 65.4%, as compared to the quotation of March 31, 2009. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 176.2 billion at the end of March. According to the Bloomberg company, Itaú Unibanco ranked tenth among banks in the world at March 31, 2009, having market value as parameter.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 3.1 billion in the first quarter of 2010. The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$ 1.7 billion.

4.
At March 31, consolidated assets reached R$ 634.7 billion, the highest among the private financial groups of Latin America. The loan portfolio, including endorsements and sureties, reached R$ 284.7 billion, an increase of 4.4% as compared to March 31, 2009. In Brazil, non-mandatory loans to the individuals segment reached R$ 104.3 billion, with a growth of 12.5% as compared to the same period of 2009. The large company segment reached R$ 89.1 billion, whereas the very small, small and middle-market company segment reached R$ 64.3 billion, posting a growth of 24.7% as compared to March 31, 2009.

5.
Free, raised and managed assets amounted to R$ 894.1 billion, an increase of 10.4% as compared to March 31, 2009. Technical provisions for insurance, pension plan and capitalization totaled R$ 54.3 billion at the end of March 2010.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 1.3 billion, and of securitization that totaled R$ 152 billion in 2010. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, it occupies the third position regarding distribution of fixed income in the first quarter of 2010,  with a market share of 12.7%. In fixed-income international issues, it acted as joint bookrunner of six offerings of Brazilian companies and financial institutions, being ranked first in number of transactions and volume issued. In capital markets, it coordinated  six public offerings that totaled R$ 8.6 billion, consolidating its leadership position in that market. In the first quarter of 2010, Itaú BBA is the bank with the highest number of transactions, with a market share of 75%, and the greatest volume issued, with 90% this total.

7.
Itaú Unibanco employed approximately 104 thousand people at the end of March. The employee’s fixed compensation plus charges and benefits totaled R$ 2.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 413 million. In addition, approximately R$ 37 million were invested in education, training and development programs.

8.	The new Vision of Itaú Unibanco has been released: To be the leading bank in sustainable performance and client satisfaction.

9.	In the quarter, social and cultural investments of Itaú Unibanco reached R$ 37 million, of which we highlight the investments in education and culture.

10.
Itaú Unibanco raised R$ 3.3 billion in Subordinated CDB in the local market in the first quarter of 2010, and US$ 1.0 billion in Subordinated Notes in the international market in April. This funding aims at the expansion of the capital basis, thus enabling a higher growth of loan and financing operations.

The complete financial statements and the management’s discussion & analysis report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website www.itau-unibanco.com.br/ri

São Paulo, May 3, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors

Itaú

1st quarter, 2010

Management Discussion & Analysis

Itaú Unibanco Holding S.A.

Itaú Unibanco

Contents

Executive Summary	3
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Service Fees and Banking Charge Revenues	15
Non-interest Expenses	16
Income Tax and Social Contribution	18
Balance Sheet	19
Balance Sheet by Currency	23
Value at Risk	24
Ownership Structure	25
Pro Forma Financial Statements by Segment	27
Commercial Bank	32
Itaú BBA	33
Consumer Credit	33
Insurance, Pension Plans and Capitalization	34
Activities Abroad	38
Report of Independent Auditors	41
Complete Financial Statements	43

It should be noted that the *pro forma* financial statements by segment relating to prior periods have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

Information and financial indicators of Itaú Unibanco Holding S.A. from the first quarter of 2010 are presented below.

R$ million (except where indicated)

Highlights			
Statements of Income	**1st Q/10**	**4th Q/09**	**1st Q/09**
Net Income – Parent Company	3,234	3,213	2,015
Recurring Net Income	3,168	2,813	2,562
Managerial Financial Margin (1)	10,388	10,813	10,508
Shares (R$)			
Consolidated Net Income per share (2) (3)	0.71	0.71	0.45
Consolidated Recurring Net Income per share (2) (3)	0.70	0.62	0.57
Number of Outstanding Shares – in thousands (2)	4,531,244	4,527,346	4,508,510
Book Value per share	11.69	11.19	9.98
Dividends/JCP net of taxes (4) (R$ Million)	950	1,169	769
Dividends/JCP net of taxes (4) per share	0.21	0.26	0.17
Market Capitalization (5) (R$ Million)	176,175	175,118	105,950
Market Capitalization (5) (US$ Million)	98,919	100,573	45,763
Performance Ratios (%)			
Return on Average Equity – Annualized (6)	25.0%	25.8%	18.2%
Recurring Return on Average Equity – Annualized (6)	24.4%	22.6%	23.1%
Return on Average Assets – Annualized (7)	2.1%	2.1%	1.3%
Recurring Return on Average Assets – Annualized (7)	2.0%	1.8%	1.6%
Solvency Ratio (BIS Ratio)	17.3%	16.7%	16.5%
Annualized Net Interest Margin (8)	10.3%	10.6%	9.8%
Nonperforming Loans Index (NPL over 60 days)	5.9%	6.6%	5.6%
Nonperforming Loans Index (NPL over 90 days)	4.9%	5.6%	4.4%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 60 days)	155%	148%	162%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)	188%	174%	204%
Efficiency Ratio (ER) (9)	44.0%	47.7%	46.3%
Risk Adjusted Efficiency Ratio (RAER) (10)	68.9%	73.4%	75.6%
Balance Sheet			
Total Assets	634,663	608,273	624,541
Total Credit Portfolio, including Sureties, Endorsements and Guarantees	284,710	278,382	272,729
Credit Operations (A)	252,117	245,951	240,290
Sureties, Endorsements and Guarantees	32,593	32,431	32,439
Deposits + Debentures + Borrowings and Onlending and Securities (11) (B)	262,250	270,938	281,301
Credit Operations/Funding (A/B)	96.1%	90.8%	85.4%
Stockholders' Equity of Parent Company	52,975	50,683	44,999
Relevant Data			
Assets Under Management (AUM)	348,591	333,869	269,087
Employees (Individuals)	103,835	101,640	106,210
Number of Points of Service	37,612	37,998	38,847
Branches (Units)	3,933	3,936	3,928
CSBs (Units)	946	948	989
Automated Teller Machines (Units) (12)	32,733	33,114	33,930

(1) Described on page 11.
(2) The number of shares outstanding was adjusted to reflect the 10% share bonus that occurred on August 28, 2009.
(3) Calculated based on the weighted average of the number of outstanding shares.
(4) JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements).
(5) Total number of shares outstanding (common shares and non-voting shares) multiplied by the average price of non-voting share on the last trading day in the period.
(6) Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders' Equity of the parent company. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(7) Annualized Return was computed by dividing Net Income of the parent company by Average Assets. The quotient of this division was multiplied by the number of periods of the year to arrive at the annual ratio.
(8) Does not include Treasury Financial Margin.
(9) ER = Non-interest Expenses/(Managerial Financial Margin + Banking Fees and Charge Revenues + Result from Operations of Insurance, Pension Plans and Capitalization before Retained Claims + Other Operating Income – Tax Expenses for ISS/PIS/Cofins and Other). As communicated on 04/23/2010, we have adjusted the historical data to reflect in the prior periods the reclassification made in this quarter.
(10) RAER = (Non-interest Expenses - Results from Doubtful Loans - Retained Claims)/(Managerial Financial Margin + Banking Fees and Charge Revenues + Result from Operations of Insurance, Pension Plans and Capitalization before Retained Claims + Other Operating Income – Tax Expenses for ISS/PIS/Cofins and Other).
(11) Net of compulsory deposits as described on page 21.
(12) Includes ESBs (electronic service branches) and service points in third-party establishments.

3 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

Managerial Statement of Income

Non-recurring events included in Itaú Unibanco consolidated net income in the first quarter of 2010 were as follows:

R$ million

	1st Q/10	4th Q/09	1st Q/09
Recurring Net Income	**3,168**	**2,813**	**2,562**
Economic plans provision	(79)	(26)	(56)
Disposal of investments	-	16	-
Goodwill amortization (*)	-	117	(491)
Program for Installment Payment of Federal Taxes- Law No. 11,941/09	145	292	-
Total non-recurring effects	**66**	**399**	**(547)**
Net Income	**3,234**	**3,213**	**2,015**

Note:

The impacts of the non-recurring events described above are net of tax effects. (Further details are presented in Note 22-K of the Financial Statements).

(*) In the first quarter of 2009, refers mainly to the Redecard transaction.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedge investments abroad, originally included in tax expense (PIS and Cofins), and income tax and social contribution on net income lines in the accounting statement of income, were reclassified to Financial Margin.

In the first quarter of 2010, the real depreciated by 2.3% against the U.S. dollar, while in the last quarter of the previous year it appreciated by 2.1%. The real appreciated by 4.0% and 3.6% against the euro in the first quarter of 2010 and fourth quarter of 2009, respectively. In this quarter we also reclassified to Personnel Expenses the expenses associated with the profit sharing due to the employees, which had previously been reported in the Profit Sharing item.

As a result of the exchange variation seen in the first quarter of 2010, combined with the exchange risk management policy of investments abroad, the tax effects of the hedge of Itaú Unibanco investments abroad and sovereign securities issued by foreign governments represented a R$ 284 million income in the period.

Macroeconomic Indices	Mar 31,10	Dec 31,09	Mar 31,09
EMBI Brazil Risk	184	196	425
CDI (In the Quarter)	2.0%	2.1%	2.9%
Dollar Exchange Rate (Var. in the Quarter)	2.3%	-2.1%	-0.9%
Dollar Exchange Rate (Quotation in R$)	1.78100	1.74120	2.3152
Euro Exchange Rate (Var. in the Quarter)	-4.0%	-3.6%	-4.9%
Euro Exchange Rate (Quotation in R$)	2.40760	2.50733	3.07829
IGP-M (In the Quarter)	2.8%	-0.1%	-0.9%
Savings Rate (In The Quarter)	1.6%	1.6%	1.9%

4 Management Discussion and Analysis

Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

Managerial Statement of Income

Our strategy of management of the exchange risk of the capital invested abroad has the objective of not permitting impacts on the result from the exchange variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in reais by using derivative financial instruments. Our hedge strategy further considers all tax effects. The tax benefit obtained from sovereign securities issued by foreign governments is also part of this adjustment.

R$ million

1st Quarter/10	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge and Sovereign Bonds	Managerial
Managerial Financial Margin	**10,105**	**-**	**284**	**10,388**
Financial Margin with Customers	9,370	-	-	9,370
Financial Margin with Market	735	-	284	1,019
Result from Loan Losses	**(3,021)**	**-**	**-**	**(3,021)**
Provision for Loan and Lease Losses	(3,866)	-	-	(3,866)
Recovery of Credits Written Off as Losses	846	-	-	846
Net Result from Financial Operations	**7,084**	**-**	**284**	**7,368**
Other Operating Income/(Expenses)	**(2,496)**	**(26)**	**(24)**	**(2,545)**
Banking Fees and Charge Revenues	4,120	-	-	4,120
Result from Op. of Insurance, Pension Plans and Capitalization	648	-	-	648
Non-interest Expenses	(6,841)	119	-	(6,722)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(842)	-	(24)	(865)
Equity in earnings of affiliates and other investments	72	-	-	72
Other Operating Income	348	(145)	-	203
Operating Income	**4,588**	**(26)**	**260**	**4,823**
Non-operating Income	19	-	-	19
Income before Tax and Profit Sharing	**4,608**	**(26)**	**260**	**4,842**
Income Tax and Social Contribution	**(1,061)**	**(40)**	**(260)**	**(1,362)**
Profit Sharing	**(62)**	**-**	**-**	**(62)**
Minority Interests	**(250)**	**-**	**-**	**(250)**
Net Income	**3,234**	**(66)**	**-**	**3,168**

R$ million

4th Quarter/09	Itaú Unibanco			
	Accounting	Non-recurring Effects	Tax Effect of Hedge and Sovereign Bonds	Managerial
Managerial Financial Margin	**10,959**	**-**	**(146)**	**10,813**
Financial Margin with Customers	9,324	-	-	9,324
Financial Margin with Market	1,635	-	(146)	1,488
Result from Loan Losses	**(3,223)**	**-**	**-**	**(3,223)**
Provision for Loan and Lease Losses	(4,016)	-	-	(4,016)
Recovery of Credits Written Off as Losses	793	-	-	793
Net Result from Financial Operations	**7,736**	**-**	**(146)**	**7,590**
Other Operating Income/(Expenses)	**(3,252)**	**(212)**	**27**	**(3,437)**
Banking Fees and Charge Revenues	4,231	-	-	4,231
Result from Op. of Insurance, Pension Plans and Capitalization	710	-	-	710
Non-interest Expenses	(7,476)	79	-	(7,397)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,116)	-	27	(1,089)
Equity in earnings of affiliates and other investments	31	-	-	31
Other Operating Income	368	(292)	-	76
Operating Income	**4,484**	**(212)**	**(119)**	**4,152**
Non-operating Income	41	(25)	-	16
Income before Tax and Profit Sharing	**4,525**	**(237)**	**(119)**	**4,168**
Income Tax and Social Contribution	**(1,032)**	**(162)**	**119**	**(1,075)**
Profit Sharing	**(38)**	**-**	**-**	**(38)**
Minority Interests	**(241)**	**-**	**-**	**(241)**
Net Income	**3,213**	**(399)**	**-**	**2,813**

5 Management Discussion and Analysis — Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

Net Income and Annualized Return on Average Equity

2,836
2,677
2,339
2,562
2,429
2,687
2,813
3,168
26.8
24.5
21.2
23.1
21.1
22.4
22.6
24.4
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
Recurring Net Income (R$ million)
Annualized Recurring ROE (%)

Itaú Unibanco's recurring consolidated net income amounted to R$ 3,168 million in the first quarter of 2010, representing 12.6% growth compared to recurring net income in the last quarter of 2009. At the end of March 2010, the parent company stockholders' equity added up to R$ 52,975 million, giving rise to an annualized recurring return on average equity of 24.4%, representing a 180 basis point increase when compared to the prior period return.

Loan Portfolio (*)

R$ billion

Mar/10
37.5
247.3
284.7
Dec/09
36.3
242.0
278.4
Sep/09
37.3
231.4
268.7
Jun/09
42.5
223.4
266.0
Mar/09
52.3
220.4
272.7
Dec/08
54.3
217.7
271.9
Sep/08
48.8
205.9
254.8
Jun/08
41.1
190.0
231.1
Foreign Currency
Local Currency

(*) Includes endorsements and sureties.

R$ million

	Mar 31,10	Dec 31,09	Mar 31,09	Variation (%) Mar/10 – Dec/09	Variation (%) Mar/10 – Mar/09
Individuals	**104,257**	**101,912**	**92,710**	**2.3%**	**12.5%**
Credit Card	28,419	29,096	23,122	-2.3%	22.9%
Personal Loans	21,703	20,612	20,824	5.3%	4.2%
Vehicles	54,135	52,204	48,765	3.7%	11.0%
Businesses	**153,378**	**150,805**	**154,650**	**1.7%**	**-0.8%**
Corporate	89,057	89,813	103,083	-0.8%	-13.6%
Micro, Small and Middle Market	64,321	60,992	51,567	5.5%	24.7%
Directed Loans	**14,601**	**13,653**	**11,859**	**6.9%**	**23.1%**
Rural Loans	5,233	5,143	5,250	1.7%	-0.3%
Mortgage Loans	9,368	8,510	6,609	10.1%	41.7%
Argentina/Chile/Uruguay/Paraguay	**12,176**	**11,708**	**13,511**	**4.0%**	**-9.9%**
Porto Seguro	**299**	**303**	-	**-1.3%**	
Total	**284,710**	**278,382**	**272,729**	**2.3%**	**4.4%**
Total Retail (**)	**183,179**	**176,557**	**156,137**	**3.8%**	**17.3%**

(**) Includes Credit Card, Personal Loans, Vehicles, Micro, Small and Middle Market, Rural Loans and Mortgage Loans.

Note: The acquired payroll credit risk portfolio started to be considered as corporate, and to achieve comparability, the prior quarters were adjusted

At March 31, 2010, Itaú Unibanco's loan and financing portfolio, including sureties and endorsements, amounted to R$ 284,710 million, a 2.3% increase from the final balance in the prior year. Retail transactions grew by 3.8% in the quarter to reach R$ 183,179 million as of March 31, 2010.

Noteworthy in the period was the R$ 3,329 million increase in the balance of credit transactions with micro, small and mid-sized companies, totaling R$ 64,321 million at the end of the quarter, which is equal to 5.5% growth from the prior period.

As to individual customers, vehicle financing transactions increased by R$ 1,931 million, or 3.7% compared to the prior quarter, partly driven by tax incentives granted by the Brazilian government to purchasers, while personal credit transactions increased by R$ 1,091 million, or a 5.3% change quarter-on-quarter. Credit card transactions declined by 2.3% for seasonal reasons, following the year-end season, when the use of this product is higher. The real estate credit portfolio grew by 10.1% in the quarter, to reach R$ 9,368 million at March 31, 2010. It should be noted that the current macroeconomic scenario is quite favorable to the development of the Brazilian real estate market.

The total balance of the credit portfolios of our operations in Argentina, Chile, Uruguay and Paraguay grew by 4.0% in the period.

Managerial Financial Margin

R$ million

1st Q/10
9,370
1,019
10,388
4th Q/09
9,324
1,488
10,813
3rd Q/09
9,380
1,456
10,835
2nd Q/09
9,212
1,349
10,561
1st Q/09
9,179
1,329
10,508
4th Q/08
9,416
499
9,915
3rd Q/08
8,681
544
9,225
2nd Q/08
8,186
627
8,812
Customer Financial Margin
Market Financial Margin

Itaú Unibanco's managerial financial margin totaled R$ 10,388 million in the first quarter of 2010, a 3.9% decline from the last quarter of 2009. The managerial financial margin on customer transactions remained virtually unaltered, as the positive impact of the expansion in the average balance of transactions was partly offset by the reduction in interest rates between the periods. The financial margin on market transactions totaled R$ 1,019 million, or a 31.5% drop from the prior quarter, due to adjustments in strategies pursued by management in the local fixed-income market and transactions involving exchange parities.

6 Management Discussion and Analysis — Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

NPL Ratio (*) (%)
NPL Ratio over 90 days (%)
NPL Ratio 61-90 days (%)
Jun/08 Sep/08 Dec/08 Mar/09 Jun/09 Sep/09 Dec/09 Mar/10
Individuals
Total
Corporate

(*) Nonperforming Loans: loan transactions overdue more than 60 days.

In the first quarter of 2010, the allowance for doubtful loans declined by R$ 150 million from the prior quarter, totaling R$ 3,866 million. The positive performance is primarily associated with the improved delinquency levels in our portfolio, both with respect to individuals and companies. Loans and financing performance indicators show a significant change in the credit risk quality, as the default ratio, considering the balance of transactions more than 90 days overdue, stood at 4.9%, compared to 5.6% in the prior quarter.

Also during the quarter, revenues from the recovery of doubtful loans reached R$ 846 million, increasing by R$ 52 million. The balance of the additional allowance for doubtful loans remained unaltered in the quarter, totaling R$ 6,104 million at the end of the period.

Banking fees and charge revenues *R$ million*

1st Q/10 4,120
4th Q/09 4,231
3rd Q/09 3,853
2nd Q/09 3,617
1st Q/09 3,526
4th Q/08 4,063
3rd Q/08 3,825
2nd Q/08 3,846

In the first quarter of 2010, banking service fees and banking charges totaled R$ 4,120 million, declining by R$ 111 million from the prior quarter. The key driver here is the seasonal reduction in investment bank activities in the period, generating lower revenues from economic and financial advisory. Additionally, brokerage income was also impaired by the lower volume of transactions on exchanges and the lower volume of public offering of shares. Revenues from credit cards decreased for seasonal factors, following the increase in the volume of transactions typically seen in the last quarter of the year.

Non-interest Expenses *R$ million*

-2.8%
6,191 6,839 7,446 6,914 6,832 6,895 7,397 6,722
2nd Q/08 3rd Q/08 4th Q/08 1st Q/09 2nd Q/09 3rd Q/09 4th Q/09 1st Q/10

During the first quarter of 2010, non-interest expenses decreased by R$ 675 million from the prior quarter. Such decrease was essentially driven by the higher number of employees on vacation during the period, as well as advertising, promotion and publication expenses following the year-end holiday season, when we increased our institutional advertising and distribution of promotional materials. In the first quarter of 2010, the efficiency ratio stood at 44.0%, compared to 47.7% in the previous quarter. The risk-adjusted efficiency ratio was 68.9% versus 73.4% in the last quarter of 2009. To better reflect our operating performance, during the quarter the calculation methodology of the risk-adjusted efficiency ratio was modified, to include in the numerator the results of doubtful loans and claim expenses.

Efficiency Ratio and Risk Adjusted Efficiency Ratio (%) (*)

69.0% 71.1% 76.9% 75.6% 75.9% 74.4% 73.4% 68.9%
46.4% 49.0% 50.6% 46.3% 45.6% 44.9% 47.7% 44.0%
2nd Q/08 3rd Q/08 4th Q/08 1st Q/09 2nd Q/09 3rd Q/09 4th Q/09 1st Q/10
E.R. Quarter
R.A.E.R Quarter

(*) The criteria for calculating the efficiency ratio and the risk-adjusted efficiency ratio are detailed on page 17.

Unrealized Profit/(Loss) *R$ million*

11,363 7,523 8,792 9,141 10,427 10,417 10,531 11,676
152 41
11,212 7,482 8,792 9,141 10,427 10,417 10,531 11,676
Jun/08 Sep/08 Dec/08 Mar/09 Jun/09 Sep/09 Dec/09 Mar/10

During the first quarter of 2010, unrealized profit/(loss) in income amounted to R$ 11,676 million, a R$ 1,145 million increase compared to the prior quarter. The appreciation of Redecard shares in the capital markets was the main driver of this change. The balance of the additional allowance for doubtful loans remained unaltered in the quarter, at R$ 6,104 million. It should be stressed that this allowance is not considered in the determination of unrealized profit/(loss).

7 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

R$ million

Balance Sheet

ASSETS	Mar 31,10	Dec 31,09	Mar 31,09	Variation (%) Mar/10 – Dec/09	Variation (%) Mar/10 – Mar/09
Current and Long-term Assets	**624,398**	**597,978**	**614,147**	**4.4%**	**1.7%**
Cash and Cash Equivalents	11,249	10,594	13,062	6.2%	-13.9%
Short-term Interbank Deposits	136,230	139,195	126,542	-2.1%	7.7%
Securities and Derivative Instruments	121,372	120,189	136,248	1.0%	-10.9%
Interbank and Interbranch Accounts	36,550	14,570	16,044	150.9%	127.8%
Loans, Leasing Operations and Other Credits	252,117	245,951	240,290	2.5%	4.9%
(Allowance for Loan Losses)	(23,170)	(24,052)	(21,637)	-3.7%	7.1%
Other Assets	90,051	91,531	103,598	-1.6%	-13.1%
Foreign Exchange Portfolio	26,821	27,239	39,424	-1.5%	-32.0%
Others	63,229	64,292	64,174	-1.7%	-1.5%
Permanent Assets	**10,265**	**10,295**	**10,394**	**-0.3%**	**-1.2%**
Investments	2,279	2,187	2,233	4.2%	2.0%
Fixed and Operating Lease Assets	4,427	4,360	4,208	1.6%	5.2%
Intangible	3,559	3,748	3,953	-5.1%	-10.0%
TOTAL ASSETS	**634,663**	**608,273**	**624,541**	**4.3%**	**1.6%**

R$ million

Balance Sheet

LIABILITIES AND EQUITY	Mar 31,10	Dec 31,09	Mar 31,09	Variation (%) Mar/10 – Dec/09	Variation (%) Mar/10 – Mar/09
Current and Long-term Liabilities	**577,814**	**553,856**	**576,250**	**4.3%**	**0.3%**
Deposits	183,490	190,772	202,458	-3.8%	-9.4%
Demand Deposits	24,856	25,834	26,186	-3.8%	-5.1%
Savings Accounts	50,085	48,222	39,347	3.9%	27.3%
Interbank Deposits	1,747	2,046	3,611	-14.6%	-51.6%
Time Deposits	106,802	114,671	133,315	-6.9%	-19.9%
Funds Received under Securities Repurchase Agreements	148,034	131,935	127,510	12.2%	16.1%
Funds from Acceptances and Issue of Securities	18,794	17,320	20,559	8.5%	-8.6%
Interbank and Interbranch Accounts	7,540	3,077	5,974	145.0%	26.2%
Borrowings and Onlendings	37,228	34,692	38,601	7.3%	-3.6%
Financial Instruments and Derivatives	7,443	5,476	9,031	35.9%	-17.6%
Technical Provisions for Insurance, Pension Plans and Capitalization	54,274	52,404	45,697	3.6%	18.8%
Other Liabilities	121,011	118,180	126,421	2.4%	-4.3%
Foreign Exchange Portfolio	27,283	27,682	38,706	-1.4%	-29.5%
Subordinated Debt	25,756	22,038	22,910	16.9%	12.4%
Others	67,972	68,460	64,805	-0.7%	4.9%
Deferred Income	**205**	**194**	**242**	**5.9%**	**-15.1%**
Minority Interest in Subsidiaries	**3,669**	**3,540**	**3,050**	**3.7%**	**20.3%**
Stockholders' Equity of Parent Company	**52,975**	**50,683**	**44,999**	**4.5%**	**17.7%**
TOTAL LIABILITIES AND EQUITY	**634,663**	**608,273**	**624,541**	**4.3%**	**1.6%**
Deposits	183,490	190,772	202,458	-3.8%	-9.4%
Assets Under Management (AUM)	348,591	333,869	269,087	4.4%	29.5%
Total Deposits + Assets Under Management (AUM)	**532,081**	**524,641**	**471,545**	**1.4%**	**12.8%**

8 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Executive Summary

First Quarter of 2010

R$ million

Income Statement

	1stQ/10	4thQ/09	1stQ/09	Variation 1stQ/10 – 4thQ/09	%	1stQ/10 – 1stQ/09	%
Managerial Financial Margin	**10,388**	**10,813**	**10,508**	**(424)**	**-3.9%**	**(120)**	**-1.1%**
Financial Margin with Customers	9,370	9,324	9,179	45	0.5%	190	2.1%
Financial Margin with Market	1,019	1,488	1,329	(469)	-31.5%	(310)	-23.3%
Result from Loan Losses	**(3,021)**	**(3,223)**	**(3,437)**	**202**	**-6.3%**	**416**	**-12.1%**
Provision for Loan and Lease Losses	(3,866)	(4,016)	(3,834)	150	-3.7%	(32)	0.8%
Recovery of Credits Written Off as Losses	846	793	398	52	6.6%	448	112.7%
Net Result from Financial Operations	**7,368**	**7,590**	**7,071**	**(222)**	**-2.9%**	**296**	**4.2%**
Other Operating Income/(Expenses)	**(2,545)**	**(3,437)**	**(3,335)**	**892**	**-26.0%**	**790**	**-23.7%**
Banking Fees and Charge Revenues	4,120	4,231	3,526	(111)	-2.6%	594	16.8%
Result from Operations of Insurance, Pension Plans and Capitalization	648	710	502	(62)	-8.8%	146	29.2%
Non-interest Expenses	(6,722)	(7,397)	(6,914)	675	-9.1%	193	-2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(865)	(1,089)	(804)	223	-20.5%	(62)	7.7%
Equity in earnings of affiliates and other investments	72	31	87	41	131.7%	(16)	-17.9%
Other Operating Income	203	76	269	127	166.3%	(66)	-24.4%
Operating Income	**4,823**	**4,152**	**3,736**	**670**	**16.1%**	**1,086**	**29.1%**
Non-operating Income	19	16	(11)	4	22.5%	31	-275.7%
Income before Tax and Profit Sharing	**4,842**	**4,168**	**3,725**	**674**	**16.2%**	**1,117**	**30.0%**
Income Tax and Social Contribution	**(1,362)**	**(1,075)**	**(909)**	**(286)**	**26.6%**	**(453)**	**49.8%**
Profit Sharing	**(62)**	**(38)**	**(54)**	**(24)**	**63.2%**	**(8)**	**15.6%**
Minority Interests in Subsidiaries	**(250)**	**(241)**	**(200)**	**(9)**	**3.6%**	**(50)**	**24.7%**
Recurring Net Income	**3,168**	**2,813**	**2,562**	**355**	**12.6%**	**606**	**23.7%**

We present below a new perspective on the income statement highlighting the Managerial Financial Margin plus Banking Service Fees, which is primarily derived from the sum of the main items composed by revenues from the banking and insurance, pension plans and capitalization operations.

R$ million

Income Statement

	1stQ/10	4thQ/09	1stQ/09	Variation 1stQ/10 – 4thQ/09	%	1stQ/10 – 1stQ/09	%
Managerial Financial Margin Plus Banking Service Fees	**16,159**	**16,587**	**15,729**	**(428)**	**-2.6%**	**429**	**2.7%**
Financial Margin with Customers	9,370	9,324	9,179	45	0.5%	190	2.1%
Financial Margin with Market	1,019	1,488	1,329	(469)	-31.5%	(310)	-23.3%
Banking Service Fees and Income from Banking Charges	4,120	4,231	3,526	(111)	-2.6%	594	16.8%
Result from Op. of Insurance, Pension Plans and Capitalization before Retained Claims	1,448	1,467	1,427	(19)	-1.3%	21	1.5%
Other Operating Income	203	76	269	127	166.3%	(66)	-24.4%
Loan Losses and Retained Claims	**(3,821)**	**(3,980)**	**(4,362)**	**159**	**-4.0%**	**542**	**-12.4%**
Provision for Loan and Lease Losses	(3,866)	(4,016)	(4,373)	150	-3.7%	507	-11.6%
Reversal (increase) of additional provision for loan losses	-	-	539	-	-	(539)	-100.0%
Recovery of Credits Written Off as Losses	846	793	398	52	6.6%	448	112.7%
Retained Claims	(800)	(757)	(925)	(43)	5.7%	125	-13.6%
Operating Margin	**12,338**	**12,607**	**11,367**	**(269)**	**-2.1%**	**971**	**8.5%**
Other Operating Income/(Expenses)	**(7,496)**	**(8,439)**	**(7,642)**	**943**	**-11.2%**	**146**	**-1.9%**
Non-interest Expenses	(6,722)	(7,397)	(6,914)	675	-9.1%	193	-2.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(865)	(1,089)	(804)	223	-20.5%	(62)	7.7%
Other Results	91	47	76	44	94.6%	15	19.7%
Income before Tax and Profit Sharing	**4,842**	**4,168**	**3,725**	**674**	**16.2%**	**1,117**	**30.0%**
Income Tax and Social Contribution	**(1,362)**	**(1,075)**	**(909)**	**(286)**	**26.6%**	**(453)**	**49.8%**
Profit Sharing	**(62)**	**(38)**	**(54)**	**(24)**	**63.2%**	**(8)**	**15.6%**
Minority Interests in Subsidiaries	**(250)**	**(241)**	**(200)**	**(9)**	**3.6%**	**(50)**	**24.7%**
Recurring Net Income	**3,168**	**2,813**	**2,562**	**355**	**12.6%**	**606**	**23.7%**

Note: Other Results is composed of Equity in earnings of affiliates and other investments and Non-operating Income.

9 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Managerial Financial Margin

R$ million

Managerial Financial Margin	1st Q/10	4th Q/09	1st Q/09	Variation 1st Q/10-4th Q/09		Variation 1st Q/10-1st Q/09	
Customers	**9,370**	**9,324**	**9,179**	**45**	**0.5%**	**190**	**2.1%**
Interest Rate Sensitive Banking Transactions	1,082	1,085	1,273	(3)	-0.3%	(191)	-15.0%
Spread-Sensitive Banking Transactions	8,288	8,240	7,906	48	0.6%	382	4.8%
Market	**1,019**	**1,488**	**1,329**	**(469)**	**-31.5%**	**(310)**	**-23.3%**
Treasury	1,019	1,488	1,329	(469)	-31.5%	(310)	-23.3%
Total	**10,388**	**10,813**	**10,508**	**(424)**	**-3.9%**	**(120)**	**-1.1%**

In the first quarter of 2010, Itaú Unibanco's managerial financial margin amounted to R$ 10,388 million, a R$ 424 million decrease from the prior quarter. The main drivers of such variance are discussed below.

Managerial Financial Margin on Customer Transactions

The managerial financial margin on customer transactions comprise the use of financial products and services by our customers, including account holders and non-account holders.

In the first quarter of 2010, the managerial margin on customer transactions increased by R$ 45 million to reach R$ 9,370 million. In order to allow for a better understanding of changes in the financial margin, in this discussion, the margin is divided into two different components: financial margin on transactions that are sensitive to interest rate changes, and financial margin on transactions that are sensitive to spreads.

Interest Rate Sensitive Banking Transactions Performed with Customers

The financial margin on interest-rate sensitive transactions totaled R$ 1,082 million in the first quarter of 2010, essentially stable when compared to the prior period.

Annualized Rate of Interest Rate Sensitive Banking Transactions Performed with Customers

R$ million

	1st Q/10	4th Q/09	Variation Balance	Variation %
Average Balance	53,465	52,284	1,181	2.3%
Financial Margin	1,082	1,085	(3)	-0.3%
Annualized Rate	8.1%	8.3%		-20 b.p.

11.0%
12.8%
13.3%
11.7%
9.5%
8.7%
8.3%
8.1%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10

Spread-Sensitive Banking Transactions Performed with Customers

The financial margin on spread-sensitive transactions with customers added up to R$ 8,288 million in the first quarter of 2010, R$ 48 million increase compared to the prior quarter. The expansion in the average balance of spread-sensitive transactions partly offset the decrease in spreads quarter-on-quarter.

Annualized Rate of Spread-Sensitive Banking Transactions Performed with Customers

R$ million

	1st Q/10	4th Q/09	Variation Balance	Variation %
Average Balance	311,274	297,993	13,281	4.5%
Financial Margin	8,288	8,240	48	0.6%
Annualized Rate	10.7%	11.1%		-40 b.p.

10.6%
9.7%
9.8%
9.7%
10.2%
11.0%
11.1%
10.7%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10

Managerial Financial Margin on Market Transactions

The financial margin on market transactions basically arises from treasury transactions.

During the first quarter of 2010, the financial margin on market transactions totaled R$ 1,019 million, down 31.5% from the prior quarter, as a result of the adjustment of strategies in the local fixed-income market and transactions involving exchange parities.

11 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Managerial Financial Margin

Given the interaction of the above mentioned factors, the net interest margin – NIM – (annualized rate of managerial financial margin, disregarding the financial margin on market transactions) stood at 10.3% in the first quarter of the year, compared to 10.6% in the prior period. When the expense for loans and lease losses, net of the recovery of transactions previously written off as losses, is taken into account, the adjusted NIM rate stood at 7.0% in the beginning of 2010, and remained stable in relation to the prior quarter.

R$ million

Analysis of the Managerial Financial Margin

	1st Q/10			4th Q/09			1st Q/09		
	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)	Average Balance	Financial Margin	CDI (p.y.)
Demand Deposits + Floatings	36,229			34,772			34,939		
(-) Compulsory Deposits	(10,645)			(10,411)			(11,394)		
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,233			1,176			3,142		
Tax and Social Security obligations (-) Deposits in guarantee	15,722			17,390			14,371		
(-) Tax Credits	(27,371)			(27,677)			(27,838)		
Working Capital (Equity + Minority Interests – Permanent Assets – Capital Allocated to Treasury)	38,297			37,033			30,445		
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	**53,465**	**1,082**	**8.1%**	**52,284**	**1,085**	**8.3%**	**43,664**	**1,273**	**11.7%**
	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)	Average Balance	Financial Margin	Spread (p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	70,936			74,914			107,623		
Interbank and Interbranch Accounts	14,915			5,615			3,762		
Loans, Leasing and Other Credits	249,034			241,525			240,667		
(Allowance for Loan Losses)	(23,611)			(24,060)			(20,805)		
Spread-Sensitive Banking Transactions Performed with Customers (B)	**311,274**	**8,288**	**10.7%**	**297,993**	**8,240**	**11.1%**	**331,247**	**7,906**	**9.7%**
Net Interest Margin (C= A+B)	**364,739**	**9,370**	**10.3%**	**350,277**	**9,324**	**10.6%**	**374,911**	**9,179**	**9.8%**
Provision for Loan and Lease Losses (D)		**(3,866)**			**(4,016)**			**(3,834)**	
Recovery of Credits Written Off as Losses (E)		**846**			**793**			**398**	
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	**364,739**	**6,349**	**7.0%**	**350,277**	**6,101**	**7.0%**	**374,911**	**5,742**	**6.1%**
Treasury Financial Margin (G)		**1,019**			**1,488**			**1,329**	
Net Result from Financial Operations (H= F+G)		**7,368**			**7,590**			**7,071**	

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments.
(-) Banking Transactions Sensitive to Variations in Interest Rate.
Note: spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) vs CDI vs BM&F Fixed Rate (1 year)

14.5%
14.4%
13.3%
11.0%
12.8%
12.2%
11.7%
10.1%
9.5%
10.7%
9.7%
10.6%
10.8%
9.8%
10.5%
10.2%
10.3%
9.8%
9.2%
8.7%
10.5%
8.3%
10.3%
8.1%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
BM&F Fixed Rate (1 year)
NIM
CDI

12 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Results from Loan and Lease Losses

R$ million

Expenses for Provision for Loan Losses and Recovery of Credits Written off as Losses

	1st Q/10	4th Q/09	1st Q/09	Variation 1st Q/09-4th Q/09		Variation 1stQ/10-1stQ/09	
Expense for Loan and Lease Losses before additional provision for loan losses	(3,866)	(4,016)	(4,373)	150	-3.7%	507	-11.6%
Reversal (increase) of additional provision for loan losses	-	-	539			(539)	-
Provision for Loan and Lease Losses	(3,866)	(4,016)	(3,834)	150	-3.7%	(32)	0.8%
Recovery of Credits Written Off as Losses	846	793	398	52	6.6%	448	112.7%
Result from Loan Losses	**(3,021)**	**(3,223)**	**(3,437)**	**202**	**-6.3%**	**416**	**-12.1%**

In the first quarter of 2010, Itaú Unibanco's expense for loans losses totaled R$ 3,866 million, declining by 3.7% from the last quarter of the prior year. Such decrease is essentially associated with the improved macroeconomic environment and consequent impact on the loan portfolio risk quality. During the period, a consistent positive trend was seen with respect to the loan and financing portfolio performance indicators. Changes in the product mix and customers also helped to lower the expense for loans and lease losses, although to a lesser extent. The positive performance of the portfolio strengthens the perception that the adverse credit cycle prompted by the international financial crisis has been overcome.

Provision for Loan Losses and Credit Portfolio

5.7%
5.5%
8.3%
9.0%
9.8%
10.2%
9.8%
9.2%
4.2%
4.0%
5.1%
6.0%
7.0%
7.6%
7.3%
6.8%
2,674
2,722
3,430
3,834
4,252
4,296
4,016
3,866
1.4%
1.3%
1.5%
1.6%
1.8%
1.8%
1.7%
1.6%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
Expenses for Provisions for Loan Losses (R$ million).
Expenses for Provisions for Loan Losses/Credit Portfolio (1).
Provisions for Loan Losses Specific + Generic/Credit Portfolio
Provisions for loan Losses Specific + Generic + Additional/Credit Portfolio

Result from Loan Losses

2,294
2,309
2,971
3,437
3,790
3,727
3,223
3,021
1.2%
1.1%
1.3%
1.4%
1.6%
1.6%
1.3%
1.2%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
Result from Loan Losses (R$ million)
Loan and Lease Losses/Loan Portfólio (1)

(1) Average balance of the two previous quarters.

Revenues from the recovery of credits previously written off as losses totaled R$ 846 million at March 31, 2010, corresponding to a R$ 52 million increase when compared to the prior period.

Coverage Ratio – 90 days

161%
175%
231%
204%
182%
172%
174%
188%
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Coverage Ratio based on NPL over 90 days.

Coverage Ratio – 60 days

135%
138%
184%
162%
146%
145%
148%
155%
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Coverage Ratio based on NPL over 60 days.

The coverage ratio is derived by dividing the balance of the allowance for doubtful loans by the balance of transactions more than 90 and 60 days overdue. In the first quarter of 2010, the coverage ratios for 90 and 60 days showed a positive trend compared to the prior quarter, essentially as a result of the decreased balance of overdue portfolios.

13 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

NPL Ratios

The level of delinquency (transactions more than 90 days overdue) and nonperforming loans (transactions more than 60 days overdue) improved in the first quarter of 2010. The decreased delinquency on credit transactions with individuals is to be highlighted, with a positive change of 80 basis point in transactions more than 90 days overdue, and 90 basis point in transactions more than 60 days overdue. Likewise, loan and financing transactions carried out with companies significantly improved, as transactions more than 90 days overdue increased performance by 70 basis point, while transactions more than 60 days overdue declined by 50 basis point.

In the first quarter of 2010, the additional allowance for doubtful loans remained stable, adding up to R$ 6,104 million at March 31, given the noticeable improvement in the loan portfolio quality when compared to the prior quarter. It should be noted that in the first quarter of 2009, a reversal of R$ 539 million was made in the additional allowance for doubtful loans, to meet the worsening quality of the loan portfolio, impacted by the strong economic downturn brought about by the international financial crisis.

R$ million

Ratios	Mar 31, 10	Dec 31, 09	Mar 31, 09
Nonperforming Loans over 60 days (a)	14,934	16,297	13,384
Nonperforming Loans over 90 days (b)	12,345	13,838	10,590
Credit Portfolio (c)	252,117	245,951	240,290
NPL Ratio [(a)/(c)] x 100 over 60	5.9%	6.6%	5.6%
NPL Ratio [(b)/(c)] x 100 over 90	4.9%	5.6%	4.4%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.

NPL Ratio – 60 days (*) (%)

8.1%
7.9%
8.1%
9.8%
10.0%
9.7%
9.1%
8.2%
4.9%
4.6%
4.8%
5.6%
6.7%
7.0%
6.6%
5.9%
1.6%
1.5%
1.7%
2.5%
3.9%
4.8%
4.5%
4.0%
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Individuals
Total
Corporate

(*) Nonperforming Loans: loan transactions overdue more than 60 days.

R$ million

Overdue Loans	Mar 31, 10	Dec 31, 09	Mar 31, 09
Overdue Loans	23,267	23,808	22,327
Balance of Provision for Loan and Lease Losses	(23,170)	(24,052)	(21,637)
Difference	(97)	244	(690)

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespectively of collateral provided.

NPL Ratio – 90 days (%)

6.5%
6.4%
6.9%
7.9%
8.1%
8.1%
7.6%
6.8%
4.0%
3.8%
3.9%
4.4%
5.4%
5.9%
5.6%
4.9%
1.3%
1.2%
1.3%
1.9%
3.1%
4.1%
4.0%
3.3%
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Individuals
Total
Corporate

NPL Ratio 61– 90 days (%)

1.6%
1.5%
1.2%
2.0%
2.0%
1.7%
1.5%
1.4%
1.0%
0.8%
0.9%
1.2%
1.3%
1.1%
1.0%
1.0%
0.3%
0.2%
0.3%
0.6%
0.8%
0.7%
0.5%
0.7%
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Individuals
Total
Corporate

14 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Banking fee revenues and Banking charge revenues

R$ million

Banking fee revenues and Banking charge revenues

		1st Q/10	4th Q/09	1st Q/09	Variation 1st Q/10 – 4th Q/09		Variation 1st Q/10 – 1st Q/09	
Asset Management	A	599	620	495	(21)	-3.4%	104	21.1%
Current Account Services		579	598	480	(19)	-3.2%	99	20.6%
Loan Operations and Guarantees Provided		657	647	556	10	1.6%	101	18.2%
Collection Services		322	319	303	3	1.1%	19	6.2%
Credit Cards	B	1,553	1,583	1,357	(30)	-1.9%	196	14.5%
Other		408	463	334	(55)	-11.9%	74	22.2%
Total		**4,120**	**4,231**	**3,526**	**(111)**	**-2.6%**	**594**	**16.8%**

Banking service fees, including banking charges, decreased by 2.6% from the fourth quarter of 2009, mainly driven by:

A) Decrease in revenues from asset management driven by the lower appreciation of Ibovespa and lower number of business days in the period when compared to the prior quarter.

Banking fee revenues and Banking charge revenues

R$ million

3,846
3,825
4,063
3,526
3,617
3,853
4,231
4,120
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10

B) Decrease typically seen in the first quarter in view of the higher volume of retail transactions in the last quarter of the year.

Other

R$ million

		1st Q/10	4th Q/09	Variation
Foreign Exchange Services		17	18	(1)
Income from Brokerage and Securities Placement	C	133	160	(27)
Income from Custody Services and Management of Portfolio		44	41	3
Income from Economic and Financial Advisory Services	D	55	108	(53)
Other Services		159	135	24
Total		**408**	**463**	**(55)**

C) Decrease occurred from the lower volume of stock exchange transactions and the lower volume of public offering of shares.

D) Reduction driven by the decreased activity in the investment bank area, giving rise to lower revenues from economic and financial advisory services.

15 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Non-interest Expenses

R$ million

Non-interest Expenses	1stQ/10	4thQ/09	1stQ/09	Variation 1stQ/10 – 4thQ/09		Variation 1stQ/10 – 1stQ/09	
Personnel Expenses	(2,882)	(3,244)	(2,982)	362	-11.2%	100	-3.4%
Other Administrative Expenses	(2,978)	(3,162)	(2,772)	184	-5.8%	(206)	7.4%
Other Operating Expenses	(793)	(907)	(1,087)	114	-12.6%	295	-27.1%
Tax Expenses	(69)	(85)	(73)	16	-18.7%	4	-5.4%
Total	**(6,722)**	**(7,397)**	**(6,914)**	**675**	**-9.1%**	**193**	**-2.8%**

During the first quarter of 2010, non-interest expenses declined by 9.1% when compared to the prior quarter, driven by:

Personnel Expenses

R$ million

		1stQ/10	4thQ/09	Variation
Compensation	A	(1,829)	(2,187)	357
Charges		(484)	(457)	(27)
Social Benefits		(413)	(395)	(18)
Training		(37)	(38)	1
Employee Resignation and Labor Claims	B	(119)	(168)	48
Total		**(2,882)**	**(3,244)**	**362**

Personnel expenses decreased by 11.2% from the prior quarter. In particular:

A) Higher number of employees on vacation in the first quarter of 2010;

B) Change arising from lower labor provisions.

Other Administrative Expenses

R$ million

		1stQ/10	4thQ/09	Variation
Data Processing and Telecommunications		(739)	(754)	15
Depreciation and Amortization		(300)	(315)	15
Facilities		(498)	(499)	1
Third-Party Services		(664)	(688)	24
Financial System Services		(82)	(71)	(11)
Advertising, Promotions and Publications	C	(225)	(334)	109
Transportation		(142)	(129)	(13)
Materials		(86)	(95)	9
Security		(102)	(97)	(5)
Travel		(29)	(35)	6
Others		(112)	(145)	33
Total		**(2,978)**	**(3,162)**	**184**

Other administrative expenses declined 5.8% quarter-on-quarter. The main drivers include:

C) Decreased expenses in the first quarter of 2010 with institutional advertising and promotional materials.

Other Operating Expenses

R$ million

	1stQ/10	4thQ/09	Variation
Provision for contingencies	(164)	(204)	41
Selling – Credit Cards	(331)	(332)	1
Claims	(123)	(140)	17
Others	(176)	(231)	55
Total	**(793)**	**(907)**	**114**

Other operating expenses dropped by 12.6% from the prior quarter.

Number of Employees (*)

At March 31, 2010, the quarter-on-quarter increase in the number of employees was caused mainly by corporate reorganization and organic growth.

104,967
108,666
108,816
106,210
103,790
102,754
101,640
103,835
Jun/08
Sep/08
Dec/08
Mar/08
Jun/09
Sep/09
Dec/09
Mar/10

(*) For companies under control of Itaú Unibanco, 100% of the number of employees are consolidated. For shared companies, 50% of the employees are consolidated. No employee is considered for companies which are not under Itaú Unibanco's control.

16 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

The reclassification made in the first quarter of 2010, whereby employees' profit sharing expenses are stated under Personnel Expenses, prompted the recalculation of the historical series of efficiency indices and risk-adjusted efficiency indices. It should be noted that such reclassification is aimed at improving the presentation of Itaú Unibanco's results, so as to allow a better comparison with financial statements of other institutions, for a better understanding and assessment of our performance.

Efficiency Ratio

During the first quarter, the efficiency ratio stood at 44,0%, declining by 370 basis point compared to the prior quarter, mainly due to decreased advertising and personnel expenses.

Risk-adjusted Efficiency Ratio

In the first quarter, the risk-adjusted efficiency ratio was 68.9%, representing a 450 basis point decrease from the prior quarter, primarily due to lower advertising and personnel expenses, as well as the improved macroeconomic scenario and consequent impact on the risk quality of the credit portfolio.

71.7%
73.3%
74.9%
75.7%
74.8%
73.1%
48.2%
48.1%
47.9%
46.8%
46.2%
45.6%
69.0%
71.1%
76.9%
75.6%
75.9%
74.4%
73.4%
68.9%
46.4%
49.0%
50.6%
46.3%
45.6%
44.9%
47.7%
44.0%
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
Quarter E.R.
Quarter R.A.E.R.
E.R. Cumulative figure of the last 12 months
R.A.E.R. Cumulative figure of the last 12 months

Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses with Other Taxes) / (Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Risk Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses with Other Taxes) + Result from Loan Losses + Retained Claims / (Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims + Other Operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

The chart below shows the portions of the Managerial Financial Margin Plus Banking Service Fees that are utilized to cover Non-interest Expenses, Result from Loan Losses and Retained Claims. In the quarter, we observed an increase in the Income before Tax and Profit Sharing, mainly driven by cost and risk reduction.

Managerial Financial Margin Plus Banking Service Fees (*)
(-)
Efficiency Ratio
(-)
Loan Losses and Retained Claims/ Managerial Financial Margin Plus Banking Service Fees (*)
=
Income before Tax and Profit Sharing (**) / Managerial Financial Margin Plus Banking Service Fees (*)
(+)
Risk Adjusted Efficiency Ratio

46.4%
49.0%
50.6%
46.3%
45.6%
44.9%
47.7%
44.0%
22.6%
22.1%
26.3%
29.2%
30.2%
29.4%
25.7%
25.0%
31.0%
28.9%
23.1%
24.4%
24.1%
25.6%
26.6%
31.1%
Managerial Financial Margin Plus Banking Service Fees (*)
E.R.
R.A.E.R.
Income before Tax and Profit Sharing (**)
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10

Income before Taxation and Interests stood at 31.1%, growing by 450 basis point from the prior quarter, pointing to our improved efficiency and profitability.

(*) Net of Tax Expenses for ISS, PIS and Cofins and others
(**) Does not include Equity in earnings of affiliates and other investments and Non-operating Income

17 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (*)

4.9%
5.0%
4.9%
4.4%
4.5%
4.6%
4.8%
4.3%
(6,191)
(6,839)
(7,446)
(6,914)
(6,832)
(6,895)
(7,397)
(6,722)
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10
Non-Interest Expenses (R$ Million)
Non-Interest Expenses/Assets (*)

(*) Division of Non-Interest Expenses by the arithmetic average of total assets for the two previous quarters (annualized).

History of Numbers of Points of Service (**)

36,809
36,813
38,711
38,847
38,477
38,168
37,998
37,612
3,778
3,827
3,906
3,928
3,939
3,951
3,936
3,933
1,025
997
999
989
978
960
948
946
32,006
31,989
33,806
33,930
33,560
33,257
33,114
32,733
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
ATM (***)
Customer Service Branches (CSB)
Branches

(**) Includes Banco Itaú Argentina, Banco Itaú BBA and Chile, Uruguay and Paraguay companies' information. Does not include points of sale and ATMs of TecBan – Banco 24h.

(***) Includes ESBs (electronic service branches) and service points in third-party establishments.

Tax Expenses for ISS, PIS, Cofins and Others

Tax expenses decreased from R$ 1,089 million in the fourth quarter of 2009 to R$ 865 million in the first quarter of 2010, or a 20.5% decline, given the higher PIS and COFINS taxable bases in the fourth quarter of 2009 as a result of the payment of Interest on Capital among the different group companies.

Income Tax and Social Contribution on Net Income

Income Tax and Social Contribution on Net Income expenses reached R$ 1,362 million in the first quarter of 2010, representing a 26.6% increase compared to the R$ 1,075 million expense in the prior quarter. The main drivers were the growth in taxable operating profit, excluding the effects of exchange hedge of investments abroad and non-recurring income. The effective Income Tax and Social Contribution on Net Income rate was 28.1% in the first quarter of 2010, versus 25.8% in the prior quarter.

Social Contribution on Net Income expense payable in the short term continues not to include the effect of the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect, considering that management believes that the National Federation of the Financial System (CONSIF) will prevail in its direct unconstitutionality lawsuit in this regard.

18 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú

Balance Sheet
Balance Sheet by Currency
Value at Risk
Ownership Structure

Itaú Unibanco

Balance Sheet

Securities Portfolio

R$ million

Securities Portfolio Evolution

	Mar 31,10	%	Dec 31,09	%	Mar 31,09	%	Variation (%) Mar/10 – Dec/09	Variation (%) Mar/10 – Mar/09
Public Securities – Domestic	41,097	33.9%	43,889	36.5%	51,958	38.1%	-6.4%	-20.9%
Public Securities – Foreign	7,993	6.6%	8,319	6.9%	13,888	10.2%	-3.9%	-42.4%
Total Public Securities	49,090	40.4%	52,208	43.4%	65,846	48.3%	-6.0%	-25.4%
Private Securities	23,968	19.7%	23,414	19.5%	27,998	20.5%	2.4%	-14.4%
PGBL/VGBL Fund Quotas	40,153	33.1%	38,626	32.1%	32,334	23.7%	4.0%	24.2%
Derivative Financial Instruments	8,162	6.7%	5,939	4.9%	10,069	7.4%	37.4%	-18.9%
Total Securities	**121,372**	**100.0%**	**120,189**	**100.0%**	**136,248**	**100.0%**	**1.0%**	**-10.9%**

The securities portfolio totaled R$ 121,372 million at the end of the first quarter of 2010, representing a 1.0% increase from the prior quarter. During the quarter, the securities portfolio mix was altered, as a result of the continuing adjustment of the risk/return ratio.

Evolution of Securities Portfolio

R$ million
105,776
119,642
138,344
136,248
124,745
122,576
120,189
121,372
Derivative Financial Instruments
PGBL/VGBL Fund Quotas
Private Securities
Public Securities – Foreign
Public Securities – Domestic
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10

Credit Portfolio

In the first quarter of 2010, the share of credits rated "AA" to "C" grew by 30 basis points, to account for 89.8% of the portfolio.

The most significant increases in the portfolio during the quarter were seen in the following industries: Other Services (a R$ 649 million, or 7.9% increase), Transportation (up R$ 495 million, or 4.5%), Food and Beverage (growing by R$ 457 million, or 3.6%), Finance (a R$ 434 million, or 6.0% increase), Real Estate (up R$ 374 million, or 4.7%), Chemicals and Petrochemicals (a R$ 344 million increase, or 5.0%), Metals and Steel (growing by R$ 318 million, or 4.1%), Service Providers (up R$ 313 million, or 8.8%), among other less material changes. The main declines in the quarter were seen in the following portfolios: Electrical Energy Generation, Transmission and Distribution (down R$ 788 million, or 8.5%), Holdings (decrease of R$ 608 million, or 16.5%), Light and Heavy Vehicles (declining by R$ 251 million, or 3.0%), and Electro-electronics (down R$ 162 million, or 2.2%).

The share of the 100 top debtors in the total portfolio decreased to 19.1% in the first quarter of 2010 from 19.4% in the fourth quarter of 2009.

R$ million

Credit Portfolio

	Risk Level	AA	A	B	C	D - H	Total
Mar 31, 10	Credit Operations (*)	60,850	126,221	52,371	16,291	28,977	284,710
	% of Total	21.4%	44.3%	18.4%	5.7%	10.2%	100.0%
Dec 31, 09	Credit Operations (*)	58,408	125,557	49,234	16,090	29,093	278,382
	% of Total	21.0%	45.1%	17.7%	5.8%	10.5%	100.0%

(*) The credit balance includes sureties and endorsements.

20 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Balance Sheet

Funding

At March 31, 2010, total funds obtained by Itaú Unibanco amounted to R$ 701,701 million, growing by 2.9% from the prior quarter.

The funding mix was changed with a decrease in the term deposit balance and increase in funds raised under repurchase agreements (debentures and mortgage-backed notes).

R$ million

Funding from Customers

	Mar 31, 10	Dec 31, 09	Mar 31, 09	Mar/10 – Dec/09	Mar/10 – Mar/09
Demand deposits	24,316	25,240	25,795	-3.7%	-5.7%
Savings deposits	50,069	48,207	39,335	3.9%	27.3%
Time deposits	95,446	102,494	117,861	-6.9%	-19.0%
Debentures (Repurchase Agreements) and Mortgage – Backed Notes	78,266	69,642	62,353	12.4%	25.5%
(1) Funding from Account Holders Customers	**248,096**	**245,582**	**245,345**	**1.0%**	**1.1%**
Institutional customers	19,338	20,217	26,201	-4.3%	-26.2%
Onlending	23,247	22,356	18,518	4.0%	25.5%
(2) Total – Funding from Institutional & Account Holders Customers	**290,681**	**288,155**	**290,063**	**0.9%**	**0.2%**
Assets under management	348,591	333,869	269,087	4.4%	29.5%
Technical provisions for insurance, pension plan and capitalization	54,274	52,404	45,697	3.6%	18.8%
(3) Total Customers	**693,546**	**674,428**	**604,847**	**2.8%**	**14.7%**
Deposits from Banks	1,747	2,046	3,611	-14.6%	-51.6%
Funds from acceptance and issuance of securities abroad	6,408	5,703	8,128	12.4%	-21.2%
(4) Total Funding	**701,701**	**682,178**	**616,586**	**2.9%**	**13.8%**

In the first quarter of 2010, loan and financing transactions accounted for R$ 252,117 million of the total balance of R$ 262,250 million funds obtained from customers. The increase in Central Bank reserve requirements contributed to the ratio of credit portfolio to funds obtained from customers to rise from 90.8% in December 2009 to 96.1% in March 2010.

R$ million

Ratio between Loan Portfolio and Funding

	Mar 31, 10	Dec 31, 09	Mar 31, 09	Mar/10 – Dec/09	Mar/10 – Mar/09
Funding from customers	290,681	288,155	290,063	0.9%	0.2%
(-) Compulsory deposits	(37,572)	(24,662)	(23,912)	52.3%	57.1%
(-) Available funds	(11,249)	(10,594)	(13,062)	6.2%	-13.9%
Funds from acceptance and issuance of securities	6,408	5,703	8,128	12.4%	-21.2%
Borrowings	13,981	12,336	20,083	13.3%	-30.4%
Total (A)	**262,250**	**270,938**	**281,301**	**-3.2%**	**-6.8%**
Loan Portfolio (B) (*)	**252,117**	**245,951**	**240,290**	**2.5%**	**4.9%**
B/A	**96.1%**	**90.8%**	**85.4%**	**540 b.p.**	**1070 b.p.**

(*) The credit portfolio balance does not include sureties and endorsements.

Funding with Clients

R$ billion
37.4
125.8
269.9
37.2
153.0
265.0
39.3
174.4
258.3
39.3
179.5
269.1
40.8
171.1
304.6
44.1
171.4
310.3
48.2
172.1
333.9
50.1
173.7
348.6
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Savings Deposits
Time Deposits + Debentures
Assets under Management

21 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Balance Sheet

External Funding

The table below highlights the main issues abroad of Itaú Unibanco outstanding on March 31st, 2010.

US$ millions

Main Issues in Effect [1]

Instrument	Coordinator	Balance at Dec 31, 09	Issues	Amortization	Balance at Mar 31, 10	Issue Date	Maturity Date	Coupon % p.y.
Fixed Rate Notes [2]	Merrill Lynch	324			321	8/13/2001	8/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	8/13/2001	8/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	11/9/2001	8/15/2011	10.000%
Fixed Rate Notes [3]	UBS/Merrill Lynch	500			500	7/29/2005	Perpetual	8.700%
Fixed Rate Notes [4]	Itaú Chile	97			97	7/24/2007	7/24/2017	UF [11] + 3.79%
Fixed Rate Notes [5]	Itaú Chile	98			98	10/30/2007	10/30/2017	UF [11] + 3.44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	3/30/2015	Libor [12] + 1.25%
Floating Rate Notes [6]	HypoVereinsbank and ING	288			270	6/22/2005	6/22/2010	Euribor [13] + 0.375%
Floating Rate Notes [7]	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	144			135	12/22/2005	12/22/2015	Euribor [13] + 0.55%
Floating Rate Notes [8]	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaires	432			406	7/27/2006	7/27/2011	Euribor [13] + 0.32%
Medium Term Notes [9]	Citibank e UBB Securities	125		(125)	0	2/11/2005	2/11/2010	IGP-M + 8.70%
Medium Term Notes [10]	HSBC	222			217	5/30/2007	5/30/2012	9.21%
Other Notes [14]		1,791	505	(56)	2,240			
Total		**4,595**	**505**	**(181)**	**4,857**			

(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds.
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6), (7) and (8) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million and € 300 million, respectively.
(9) and (10) Amounts in US$ equivalent on the dates shown to R$ 325 million and R$ 387 million, respectively.
(11) Fomentation Financial Unit.
(12) 180–day Libor.
(13) 90–day Euribor.
(14) Structured Notes.
Subsequent Event: In April 2010 we have initiated an issuance programme of US$ 10 billion medium-term senior and subordinated notes. On this same occasion, we issued our first US$ 1 billion offer of subordinated notes, with an interest rate of 6.2%, within this programme.

Equity and Solvency Ratio

At March 31, 2010, Itaú Unibanco's consolidated stockholders' equity amounted to R$ 52,975 million. The Basel Ratio at the end of the first quarter of 2010 stood at 17.3%. Below we present a table where we highlight the impacts on the Basel Ratio from events subsequent to the publication of March 31, 2010.

R$ millions

	Adjusted Referential Equity	Risk-weighted Exposure	Ratio
Ratio at 03/31/10 – without considering the Subordinated Time Deposits issuance	**72,224**	**437,407**	**16.5%**
Subordinated Time Deposits issuance	3,255	-	0.7%
Ratio at 03/31/10 – considering the Subordinated Time Deposits issuance	**75,479**	**437,407**	**17.3%**
Additional Provision for Loan Losses deduction (*)	(6,104)	(6,104)	-1.2%
Ratio at 03/31/10 – considering the Additional Provision for Loan Losses deduction	**69,375**	**431,303**	**16.1%**
Additional portion of Operational Risk (**)	-	3,447	-0.1%
Ratio at 03/31/10 – considering the Additional portion of Operational Risk	**69,375**	**434,750**	**16.0%**
US$ 1 billion Subordinated debt issue	1,781	-	0.4%
Ratio at 03/31/10 – considering these subsequent events	**71,156**	**434,750**	**16.4%**

(*) CMN Resolution 3,825 established that, from April 1st, 2010, it will no longer be permitted to include in Tier I the full amount of the additional Provision for Loan Losses.
(**) Circular 3,476 establishes that for the Economic-Financial Consolidated, beginning on 06/30/2010, an additional portion of Operational Risk should be included.

Tangible Capital

A breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio, internationally defined as Stockholders' Equity less intangible assets, goodwill and redeemable preferred shares. This is a conservative performance indicator, as it shows the amount of hard equity of the company. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

	Mar 31, 10	Dec 31, 09
Stockholders' Equity of Parent Company	**52,975**	**50,683**
(-) Intangible	(3,559)	(3,748)
(=) Tangible Equity (A)	**49,416**	**46,935**
Risk-weighted Exposure	**437,407**	**422,840**
(-) Intangible asset not eliminated from weighting	(3,068)	(3,172)
(=) Adjusted Risk-weighted Exposure (B)	**434,338**	**419,668**
Ratios		
BIS	**17.3%**	**16.7%**
Tier I (Core Capital)	**13.7%**	**13.7%**
Tangible Equity (A/B)	**11.4%**	**11.2%**

Capital Ratios

BIS
Tier I (Core Capital)
Tangible Equity
16.7
13.7
11.2
17.3
13.7
11.4
dec/09
mar/10

22 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Balance Sheet by Currency (*)

The Balance Sheet by Currency shows assets and liabilities balances denominated in local and foreign currencies. At March 31, 2010, the net exchange position, including investments abroad, was a liability position of US$ 8,399 million. It should be stressed that Itaú Unibanco's gap management policy takes into account the tax effects of this position. As exchange variation gains on investments abroad are not taxed, we enter into a hedge (liability position in exchange derivatives) at a higher volume than the hedged assets, so that the result from the total exchange exposure, net of tax effects, is virtually nil and consistent with our low risk exposure strategy.

R$ million

Assets	Mar 31,10				
	Consolidated Itaú Unibanco	Business in Brazil Itaú Unibanco			Business Abroad Itaú Unibanco
		Total	Local Currency	Foreign Currency	
Cash and Cash Equivalents	11,249	6,619	5,370	1,249	5,175
Short Term Interbank Deposits	136,230	129,874	129,641	233	6,565
Securities	121,371	109,427	109,059	368	21,349
Loans	252,117	225,491	217,739	7,752	33,897
(Allowance for Loan Losses)	(23,170)	(22,518)	(22,518)	0	(652)
Other Assets	126,602	118,408	105,687	12,722	40,678
Foreign Exchange Portfolio	26,821	21,495	9,366	12,128	37,755
Other	99,781	96,913	96,320	593	2,922
Permanent Assets	10,265	27,331	8,877	18,454	1,388
TOTAL ASSETS	634,663	594,633	553,856	40,777	108,399
Derivatives – Purchased Positions				31,381	
Futures				9,010	
Options				8,455	
Swaps				7,990	
Other				5,925	
TOTAL ASSETS AFTER ADJUSTMENTS (a)				72,158	

Liabilities and Equity	Mar 31,10				
	Consolidated Itaú Unibanco	Business in Brazil Itaú Unibanco			Business Abroad Itaú Unibanco
		Total	Local Currency	Foreign Currency	
Deposits	183,490	156,832	156,685	147	28,053
Funds from Acceptances and Issue of Securities	148,034	145,000	145,000	0	3,034
Borrowings and OnLendings	37,228	34,593	25,163	9,430	9,916
Interbank and Interbranch Accounts	7,540	7,449	6,023	1,425	91
Derivative Financial Instruments	7,443	6,454	6,451	3	991
Other Liabilities	121,011	112,489	98,021	14,468	41,708
Foreign Exchange Portfolio	27,283	21,968	9,271	12,697	37,743
Other	93,728	90,521	88,750	1,771	3,965
Technical Provisions of Insurance, Pension Plans and Capitalization	54,274	54,267	54,267	0	7
Deferred Income	205	181	181	0	24
Minority Interest in Subsidiaries	3,669	2,969	2,969	0	0
Stockholders' Equity of Parent Company	52,975	52,975	52,975	0	18,454
Capital Stock	49,740	49,740	49,740	0	17,978
Net Income	3,234	3,234	3,234	0	476
TOTAL LIABILITIES AND EQUITY	634,663	594,633	560,059	34,574	108,399
Derivatives – Sold Positions				52,543	
Futures				27,055	
Options				10,513	
Swaps				9,825	
Other				5,150	
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				87,117	
Foreign Exchange Position Itaú Unibanco (c = a - b)				(14,959)	
Foreign Exchange Position Itaú Unibanco (c) in US$				(8,399)	

(*) Does not consider eliminations of transactions between local and foreign businesses.

23 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Value at Risk (VaR)

The table below shows Consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile, and Itaú Uruguay. Itaú Unibanco's and Itaú BBA's portfolios are analyzed together and segregated by risk factor.

On a consolidated basis, Itaú Unibanco Holding S. A. continues to pursue its policy of operating within low limits in relation to its capital. Consolidated values at risk declined in the course of the quarter, as may be inferred from the Average Global VaR, chiefly as a result of conservative portfolio management.

It can be seen that the diversification of business units' risks is significant, which enables the group to maintain an overall exposure to market risk at low levels when compared to its equity.

R$ million

VaR - Itaú Unibanco

VaR by Risk Factor		Mar 31, 10	Dec 31, 09
Itaú Unibanco + Itaú BBA	Fixed Rate	44.8	69.1
	TR	43.5	11.7
	Inflation Indexes	12.4	16.2
	Dollar Linked Interest Rate	5.2	11.3
	Foreign Exchange Rate – US$	11.1	13.7
	Foreign Sovereign and Private Securities	4.3	2.2
	Equities	9.9	7.4
	Foreign Interest Rate	5.9	1.8
	Commodities	8.9	3.1
	Other Foreign Exchange Rate	8.4	3.7
	Others	4.4	3.8
Itaú Europa		0.7	1.7
Itaú Argentina		0.6	1.4
Itaú Chile		6.0	0.8
Itaú Uruguay		0.7	0.3
Diversification Effect		(90.2)	(61.1)
Global VaR		**76.5**	**87.2**
Maximum VaR		**123.4**	**241.6**
Average VaR		**91.9**	**152.9**
Minimum VaR		**65.3**	**60.9**

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Find out more on risk management in Note 21 to the Financial Statements or in our Investor Relations website, www.itau-unibanco.com/ir, in the Corporate Governance/Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

24 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-f to the Consolidated Financial Statements.

The table below shows the number of shares of capital stock and treasury shares on March 31, 2010:

In thousands

ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares	(2)	(39.690)	(39.692)
Total Shares (-) Treasury	**2,289,284**	**2,241,960**	**4,531,244**

The organization chart below summarizes the current ownership structure:

Moreira Salles Family
E.S.A. Family
Free Float
100.00% Total
60.97% Common Shares
17.93% Non-voting Shares
34.47% Total
39.03% Common Shares
82.07% Non-voting Shares
65.53% Total
Cia. E. Johnston de Participações
Itaúsa
50.00% Common Shares
33.47% Total
50.00% Common Shares
66.53% Total
36.20% Common Shares
18.29% Total
IUPAR Itaú Unibanco Participações S.A.
Bank of America
Free Float
51.00% Common Shares
25.77% Total
2.47% Common Shares
8.40% Non-voting Shares
5.40% Total
10.34% Common Shares
91.59% Non-voting Shares
50.54% Total
Itaú Unibanco Holding S.A.

Average Daily Trading Volume (BM&FBovespa+NYSE)
R$ million
CAGR: 14.5%
CAGR: 26.3%
79
106
95
224
189
452
242
632
191
368
178
431
2005
2006
2007
2008
2009
1stQ/10
NYSE
BM&FBOVESPA (Non-voting + Common)

Itaú Unibanco Holding S.A.
Non-voting Shares Free Float Mix
Brazilian Investor (BM&FBovespa) 42%
Foreign Investor (BM&FBovespa) 21%
Foreign Investor in NYSE (ADR) 37%

25 Management Discussion and Analysis
Itaú Unibanco Holding S.A.

Itaú Unibanco

Performance in the Stock Market

1st Q/10	Non-voting shares ITUB4 (R$)	Common shares ITUB3 (R$)	ADRs ITUB (US$)
Closing quotation at 12/31/2009	**38.69**	**30.00**	**22.84**
High for the quarter	37.51	29.38	20.91
Average for the quarter	37.04	29.12	20.62
Low for the quarter	36.59	28.73	20.31
Closing quotation at 03/31/2010	**38.99**	**30.17**	**21.98**
Change in 1st Q/10	0.8%	0.6%	-3.8%
Average daily trading financial volume (million)	175	3	235

Market Capitalization (*) x Ibovespa Index

On March 31, 2010, Itaú Unibanco's market capitalization was R$ 176.2 billion. On April 9, the highest market capitalization was reached – a record of R$181.4 billion.

23,8
41,2
54,5
80,8
115,3
140,5
107,9
175,1
176,2
181,4
11,3
22,2
26,2
33,4
44,4
63,9
37,5
68,6
70,0
71,4
2002
2003
2004
2005
2006
2007
2008
2009
1st Q/10
April 09, 2010
Ibovespa (thousands points)
Market Capitalization (R$ billion)

(*) Average price of non-voting shares on the last trading day of the period x total shares outstanding

Ordinary and Extraordinary General Meetings on April 26, 2010 – OGM/EGM

Corporate Governance: additional information on the OGM and EGM held on April 26, 2010 is available on the Investor Relations website (www.itau-unibanco.com/ir), and, further to the matters discussed and call for meeting, includes topics on the Reference Form addressed by CVM Instruction 480. Resolutions included the amendment and consolidation of the Stock Option Plan, election of Board of Directors and Audit Committee members, as well as the fixed budget for their remuneration, the appropriation of Net Income for 2009, and the amendment and consolidation of the By-laws. The document is designed to inform shareholders of matters to be dealt with in advance of the Meeting.

Officers' comments: in compliance with item 10 of the Reference Form annexed to CVM Instruction 480, officers commented on a number of factors underlying the results of operations, including the most significant trends and drivers that may impact the Company´s performance. Matters discussed include, among others: general financial position; utilization limits of financing already extended; operating results; formation, acquisition or disposal of interests in companies; accounting practices; and internal controls.

Investor Relations on Twitter

Itaú Unibanco's IR area has launched its profile on the Twitter microblog on August 19, 2009, thus becoming the first Brazilian bank to use this media. More than 990 "followers" monitor on a daily basis the quotations of ITUB3 and ITUB4 securities, in addition to informative messages, announcements and relevant events. To access this tool and keep up to date, go to www.twitter.com/itauunibanco_ri.

2010 APIMEC Cycle

At the beginning of the 2010 Apimec Cycle throughout Brazil, ten meetings were held in the year. The meetings in Brasília and Rio de Janeiro were also broadcast on the Internet (audio and video), via webcast on the Investor Relations site. Meetings were also held with investors in the cities of Goiânia, Recife, Salvador, Caxias do Sul, Juiz de Fora, Uberlândia, Campinas and Florianópolis, with a approximately total attendance of 1,270 individuals. For the updated agenda, please access our IR website or follow us on Twitter.

Expo Money 2010

Itaú Unibanco started its participation in Expo Money´s 2010 edition in April. This is a financial and investment educational event designed not only for individuals who are interested in learning about personal finances, but also for those who wish to keep abreast of financial market developments and improve their knowledge of this field. Itaú Unibanco will take part in 11 editions of this event in 2010. The first ones were held in Curitiba (4/13) and Fortaleza (4/28). The event agenda is available on the IR website.

CVM Instruction 480

CVM Instruction 480, the resolution that established the Reference Form, which replaced the Annual Information Form (IAN, used to disclose information until 2009) has been in effect since January 1st, 2010. This new document represents significant advances in terms of the amount and quality of information to be provided to investors and market participants on an annual basis, besides fostering the convergence of Brazilian rules with international standards. The deadline for companies to file the full version is June 30; however, some items have already been disclosed and are available in the "Additional information on OGM and EGMs" document, where items such as officers' comments, management remuneration and details of Board of Directors members are available for consultation.

Subordinated Notes

In April, Itaú Unibanco Holding S.A. issued subordinated notes worth US$ 1 billion at the fixed rate of 6.20% p.y., maturing in 2020. The Notes were offered in U.S.A. only to qualified institutional investors and to non-U.S. investors outside the United States, and may not be offered or sold in the secondary market and/or U.S. territory due to offering and trading restrictions. The offer was made under Regulation S and Rule 144-A under SEC (Securities and Exchange Commission). This funding aims at the expansion of the capital basis, thus enabling a higher growth of loan and financing operations.

26 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Pro Forma Financial Statements by Segment

Allocated Capital

The *pro forma* financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.

We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.

Adjustments made to the balance sheet and statement of income for the period are based on the business units' managerial information.

The Corporate+Treasury column shows the results associated with excess capital, excess subordinated debt and the carrying cost of the net balance of deferred taxes. It also shows the cost of the treasury operation, reversal of the additional provision for doubtful loans, equity in the earnings of companies not yet linked to the different segments, as well as the adjustments for Minority Interests in Subsidiaries and the Market Financial Margin.

Since the 4th quarter of 2009, the Corporate+Treasury column also comprises the consolidation of 30% of Porto Seguro.

Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. The cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a *pro rata* basis, in accordance with the Tier I allocated capital. Finally, in this quarter we changed the volume of capital allocated to operations, in response to the constant evolution of proprietary models aiming at compliance with Basel II agreement rules.

The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital

Return on Stockholders' Equity
Net Income
Stockholders' Equity
Adjustments to the Financial Statements
Adjustment in the Financial Statements to replace the net book value of Stockholders' Equity and Subordinated Debt with funding at market prices.
The financial statements were adjusted to include allocated capital (Tier I and II) based on proprietary models, as well as their respective revenues (CDI) and expenses (cost of subordinated debt).
Return on Allocated Tier I Capital
Pro Forma Net Income
Allocated Tier I Capital

29 Management Discussion and Analysis
Itaú Unibanco Holding S.A.

Itaú Unibanco

Pro Forma Financial Statements by Segment

The *pro forma* financial statements of the Commercial Bank, Itaú BBA and Consumer Credit segments presented below are based on managerial models, to reflect better the performance of the business units.

On March 31, 2010

R$ million

Pro Forma Balance Sheet by Segment

ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	**439,011**	**173,021**	**77,426**	**57,749**	**624,398**
Cash and Cash Equivalents	9,886	1,060	-	13	11,249
Short-term Interbank Deposits	182,432	43,008	-	8,382	136,230
Short-term Interbank Deposits in the Market	134,520	6,720	-	8,382	136,230
Short-term Interbank Deposits in Intercompany*	47,912	36,288	-	-	-
Securities	77,216	47,863	12	19,303	121,372
Interbank and Interbranch Accounts	35,539	1,082	86	5	36,550
Loans	102,886	67,396	78,444	3,394	252,117
(Allowance for Loan Losses)	(11,486)	(2,042)	(7,185)	(2,457)	(23,170)
Other Assets	42,538	14,655	6,068	29,108	90,051
Foreign Exchange Portfolio	15,766	13,209	-	-	26,821
Others	26,771	1,446	6,068	29,108	63,229
Permanent Assets	**6,514**	**1,077**	**1,355**	**1,319**	**10,265**
TOTAL ASSETS	**445,525**	**174,098**	**78,781**	**59,068**	**634,663**

LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	**429,914**	**162,104**	**71,048**	**37,555**	**577,814**
Deposits	193,783	63,520	11	2,767	183,490
Deposits from Clients	173,147	15,608	11	2,767	183,490
Deposits with Intercompany*	20,636	47,912	-	-	-
Securities Repurchase Agreements	52,232	49,415	57,141	10,771	148,034
Securities Repurchase Agreements in the Market	36,579	46,914	57,141	10,771	148,034
Securities Repurchase Agreements with Intercompany*	15,653	2,501	-	-	-
Funds from Acceptances and Issue of Securities	34,511	3,908	-	17	18,794
Interbank and Interbranch Accounts	5,534	2,164	4	-	7,540
Borrowings and On-Lendings	16,683	19,900	632	13	37,228
Derivative Financial Instruments	5,436	4,574	-	-	7,443
Other Liabilities	69,186	18,624	13,259	22,262	121,011
Foreign Exchange Portfolio	16,040	13,397	-	-	27,283
Others	53,146	5,227	13,259	22,262	93,728
Technical Provisions of Insurance, Capitalization and Pension Plans	52,549	-	-	1,725	54,274
Deferred Income	**139**	**59**	**-**	**7**	**205**
Minority Interest in Subsidiaries	**(0)**	**-**	**-**	**3,670**	**3,669**
Allocated Tier I Capital	**15,472**	**11,935**	**7,733**	**17,836**	**52,975**
TOTAL LIABILITIES AND EQUITY	**445,525**	**174,098**	**78,781**	**59,068**	**634,663**

*The Intercompany were eliminated in the Consolidated.

R$ million

Pro Forma Income Statement by Segment

1st Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Managerial Financial Margin	**6,069**	**991**	**2,429**	**903**	**10,388**
Financial Margin with Customers	5,953	991	2,429	-	9,370
Financial Margin with the Market	-	-	-	1,019	1,019
Financial Margin with the Corporation	116	-	-	(116)	-
Result from Loan Losses	**(1,892)**	**(4)**	**(1,120)**	**(5)**	**(3,021)**
Provision for Loan and Lease Losses	(2,527)	(102)	(1,232)	(5)	(3,866)
Recovery of Credits Written Off as Losses	635	98	112	-	846
Net Result from Financial Operations	**4,177**	**987**	**1,309**	**898**	**7,368**
Other Operating Income/(Expenses)	**(2,045)**	**(141)**	**(305)**	**(53)**	**(2,545)**
Banking fees and charge revenues	2,188	437	1,422	77	4,120
Operating Result of Insurance, Pension Plans and Capitalization	468	1	81	98	648
Non-interest Expenses	(4,416)	(458)	(1,597)	(254)	(6,722)
Tax Expenses for ISS, PIS and Cofins and others	(504)	(91)	(242)	(29)	(865)
Equity in Earnings of Affiliates and Other Investments	19	(0)	-	53	72
Other Operating Income	199	(29)	31	2	203
Operating Income	**2,132**	**845**	**1,005**	**845**	**4,823**
Non-operating Income	19	(7)	1	7	19
Income Before Tax and Profit Sharing	**2,151**	**838**	**1,005**	**852**	**4,842**
Income Tax and Social Contribution	**(616)**	**(226)**	**(298)**	**(222)**	**(1,362)**
Profit Sharing	**(24)**	**(44)**	**(4)**	**8**	**(62)**
Minority Interests	**-**	**-**	**-**	**(255)**	**(250)**
Recurring Net Income	**1,512**	**569**	**703**	**384**	**3,168**
(RAROC) – Return on Average Tier I Allocated Capital	**42.1%**	**18.6%**	**37.9%**	**8.6%**	**24.4%**
Efficiency Ratio	**49.6%**	**35.1%**	**42.9%**	**18.5%**	**44.0%**

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

30 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Pro Forma Financial Statements by Segment

On December 31, 2009

R$ million

Pro Forma Balance Sheet by Segment

ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	**416,352**	**152,412**	**74,010**	**54,755**	**597,978**
Cash and Cash Equivalents	9,259	1,035	-	11	10,594
Short-term Interbank Deposits	177,098	37,920	-	7,045	139,195
Short-term Interbank Deposits in the Market	137,860	5,637	-	7,045	139,195
Short-term Interbank Deposits in Intercompany*	39,237	32,282	-	-	-
Securities	76,258	40,971	-	18,387	120,189
Interbank and Interbranch Accounts	14,471	94	88	5	14,570
Loans	103,266	63,835	75,668	3,184	245,951
(Allowance for Loan Losses)	(12,733)	(2,109)	(6,750)	(2,459)	(24,052)
Other Assets	48,732	10,667	5,004	28,582	91,531
Foreign Exchange Portfolio	19,126	9,122	-	-	27,239
Others	29,607	1,545	5,004	28,582	64,292
Permanent Assets	**7,727**	**674**	**528**	**1,366**	**10,295**
TOTAL ASSETS	**424,079**	**153,086**	**74,538**	**56,121**	**608,273**

LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	**410,713**	**140,523**	**67,410**	**34,761**	**553,856**
Deposits	192,341	58,344	9	3,582	190,772
Deposits from Clients	176,038	19,107	9	3,582	190,772
Deposits with Intercompany*	16,303	39,237	-	-	-
Securities Repurchase Agreements	54,505	34,835	53,460	8,503	131,935
Securities Repurchase Agreements in the Market	38,526	33,272	53,460	8,503	131,935
Securities Repurchase Agreements with Intercompany*	15,979	1,563	-	-	-
Funds from Acceptances and Issue of Securities	25,810	3,849	-	27	17,320
Interbank and Interbranch Accounts	1,123	2,041	2	-	3,077
Borrowings and On-Lendings	12,532	21,446	703	12	34,692
Derivative Financial Instruments	4,487	3,756	-	-	5,476
Other Liabilities	69,159	16,251	13,237	20,989	118,180
Foreign Exchange Portfolio	19,195	9,496	-	-	27,682
Others	49,964	6,755	13,237	20,989	90,498
Technical Provisions of Insurance, Capitalization and Pension Plans	50,757	-	-	1,647	52,404
Deferred Income	**132**	**55**	**-**	**7**	**194**
Minority Interest in Subsidiaries	**(0)**	**-**	**-**	**3,540**	**3,540**
Allocated Tier I Capital	**13,234**	**12,509**	**7,128**	**17,813**	**50,683**
TOTAL LIABILITIES AND EQUITY	**424,079**	**153,086**	**74,538**	**56,121**	**608,273**

*The Intercompany was eliminated in the Consolidated.

R$ million

Pro Forma Income Statement by Segment

4th Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Managerial Financial Margin	**6,160**	**992**	**2,516**	**1,151**	**10,813**
Financial Margin with Customers	5,823	992	2,516	-	9,324
Financial Margin with the Market	-	-	-	1,488	1,488
Financial Margin with the Corporation	337	-	-	(337)	-
Result from Loan Losses	**(1,769)**	**(143)**	**(1,315)**	**3**	**(3,223)**
Provision for Loan and Lease Losses	(2,439)	(151)	(1,429)	3	(4,016)
Recovery of Credits Written Off as Losses	671	8	114	-	793
Net Result from Financial Operations	**4,391**	**849**	**1,202**	**1,154**	**7,590**
Other Operating Income/(Expenses)	**(2,667)**	**(111)**	**(394)**	**(265)**	**(3,437)**
Banking fees and charge revenues	2,198	502	1,489	58	4,231
Operating Result of Insurance, Pension Plans and Capitalization	571	0	28	111	710
Non-interest Expenses	(4,972)	(504)	(1,677)	(232)	(7,397)
Tax Expenses for ISS, PIS and Cofins and others	(506)	(82)	(275)	(225)	(1,089)
Equity in Earnings of Affiliates and Other Investments	-	0	-	31	31
Other Operating Income	42	(26)	41	(7)	76
Operating Income	**1,724**	**738**	**808**	**890**	**4,152**
Non-operating Income	22	(6)	(1)	0	16
Income Before Tax and Profit Sharing	**1,746**	**732**	**806**	**890**	**4,168**
Income Tax and Social Contribution	**(365)**	**(166)**	**(234)**	**(310)**	**(1,075)**
Profit Sharing	**(13)**	**(16)**	**(2)**	**(7)**	**(38)**
Minority Interests	**-**	**-**	**-**	**(249)**	**(241)**
Recurring Net Income	**1,368**	**550**	**571**	**325**	**2,813**
(RAROC) – Return on Average Tier I Allocated Capital	38.3%	17.9%	32.4%	8.0%	22.6%
Efficiency Ratio	55.6%	36.4%	44.1%	16.9%	47.7%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

31 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Commercial Bank

The Commercial Bank results comprise net income from the offer of financial products and banking services to retail customers (individuals and very small companies), high-end, wealthy customers (private bank), as well as small and mid-sized companies.

During the first quarter of 2010, the recurring net income of the Commercial Bank totaled R$ 1,512 million, a 10.5% increase from the fourth quarter of the previous year. The credit portfolio total balance reached R$ 102,886 million, declining by 0.4% compared to the last quarter of 2009. Banking service fees decreased, essentially due to the reduction in credit card revenues usually seen after the year-end sales. Non-interest expenses were significantly reduced partially due to the decrease of advertising expenses and the decrease in personnel expenses because of the vacation season. Return on capital allocated to the Commercial Bank stood at 42.1% in the year, while the efficiency ratio reached 49.6% in the quarter. Also, during the quarter, the Unibanco branch migration to the Itaú platform, a process expected to be completed by the end of 2010, was intensified.

Payroll Cedit

Itaú Unibanco's payroll credit portfolio totaled R$ 6,714 million at March 31, 2010, corresponding to a 10.6% growth compared to the last quarter of 2009. Such growth arises from the increased balance of Itaú Unibanco's own portfolio, partly offset by the runoff of acquired portfolios.

Assets Under Management (AUM)

R$ billion

20.6%
20.6%
20.1%
20.0%
20.1%
21.3%
20.8%
20.5%
20.2%
277
282
265
258
269
305
310
334
349
44
48
52
58
61
59
61
76
79
232
234
214
200
208
245
249
258
269
Mar/08
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Investment Funds
Managed Portfolios
Market Share

Total assets under management added up to R$ 348,591 million in the first quarter of 2010, representing 4.4% growth quarter-on-quarter. During the period, Itaú Unibanco established an asset management firm in Tokyo that provides Japanese institutional investors with access to offshore funds.

Real Estate Credit

In the first quarter of 2010, the real estate credit portfolio amounted to R$ 9,368 million, growing by 10.1% compared to the prior quarter.

Between January and March 2009, the volume of new real estate financing for individuals and companies totaled R$ 818 million and R$ 744 million, respectively.

R$ million

New Contracts

	1st Q/10	4th Q/09	Variation 1st Q/10 – 4th Q/09	Variation %
Individuals	818	610	208	34.0%
Companies	744	1,190	(447)	-37.5%
New contracts	**1,561**	**1,800**	**(239)**	**-13.3%**

Credit Cards

Itaú Unibanco is a leader in the Brazilian market of credit cards. Itaucard, Unicard and Hipercard offer a wide range of products to 23.8 million customers, including account holders and non-account holders. During the first quarter of 2010, the volume of transactions with credit cards added up to R$ 24,154 million, declining by 5.0% from the fourth quarter of 2009.

Quantity of Credit Card Accounts*

in thousand

23,233
23,708
23,520
23,280
23,807
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10

*Does not include additional cards.

Amount of Transactions

R$ million

18,217
20,102
21,199
25,420
24,154
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
1st Q/10

32 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Credit Card Loan Portfolio

27.0%
31.0%
27.8%
27.4%
22.3%
24.6%
73.0%
69.0%
72.2%
72.6%
77.7%
75.4%
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Non-financed
Financed

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large corporations and investment bank activities.

Itaú BBA's net income increased by 3.5% quarter-on-quarter to reach R$ 569 million in the first quarter of 2010. Return on allocated capital stood at 18.6% for the year and the efficiency ratio was 35.1% in the period. The financial margin on customer transactions totaled R$ 991 million, in line with prior quarter figures. The allowance for doubtful loans represented a R$ 4 million expense in the year. Banking service fees decreased by 13.0% compared to the prior quarter, primarily due to the high volume of investment bank transactions seen in the fourth quarter of 2009.

Consumer Credit

In the first quarter of 2010, the Consumer Credit net income amounted to R$ 703 million, or a 23.2% increase compared to the prior quarter. This result is essentially attributable to financial products and services offered to non-account holders. During the first three months of the year, the return on allocated capital was 37.9% per year and the efficiency ratio stood at 42.9%. The total credit portfolio reached R$ 78,444 million, corresponding to a 3.7% increase compared to the balance at December 31, 2009.

Vehicle Financing

In the first quarter of 2010, new vehicle financing and leasing transactions totaled R$ 7,425 million, equal to a 10.4% growth from the last quarter of the prior year. Accordingly, Itaú Unibanco's market share at the end of the first quarter of 2010 was approximately 26.8%. At March 31, 2010, out of the total vehicle financing and leasing portfolio, 60.4% corresponds to the financing of new vehicles, and 39.6% to used ones. In terms of quantities of vehicles, 48.7% of the total portfolio corresponds to used and 51.3% to new vehicles.

Partnerships

Itaú Unibanco partnerships under joint ventures and operating agreements with important retailers in the Brazilian market are responsible for the credit offer to non-account holders. The partnerships' credit portfolios totaled R$ 8,142 million at March 31, 2010, with a customer base of 15.9 million individuals. In the first quarter of 2010, billing amounted to R$ 5,126 million, growing by 7.6% compared to the last quarter of the previous year.

33 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

The *pro forma* financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.

On March 31, 2010

R$ million

***Pro Forma* Insurance, Pension Plans and Capitalization Balance Sheet**

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**8,585**	**48,460**	**2,703**	**59,722**
Cash and Cash Equivalents	99	14	6	120
Securities	3,079	47,693	2,590	53,347
Other Assets	5,407	754	107	6,255
Permanent Assets	**821**	**108**	**43**	**965**
TOTAL ASSETS	**9,407**	**48,568**	**2,746**	**60,687**

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long — Term Liabilities	**8,350**	**46,070**	**2,537**	**56,923**
Technical Provisions — Insurance	4,577	848	-	5,425
Technical Provisions — Pension Plans and VGBL	509	44,257	-	44,766
Technical Provisions — Capitalization	-	-	2,370	2,351
Other Liabilities	3,263	966	168	4,381
Allocated Tier I Capital	**1,057**	**2,498**	**209**	**3,764**
TOTAL LIABILITIES AND EQUITY	**9,407**	**48,568**	**2,746**	**60,687**

***Pro Forma* Insurance, Pension Plans and Capitalization Income Statement**

1st Quarter/10	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	**1,038**	**199**	**-**	**1,233**
Result of Pension Plans and Capitalization (b)	**1**	**13**	**103**	**118**
Retained Claims (c)	**(412)**	**(67)**	**(0)**	**(479)**
Selling Expenses (d)	**(343)**	**(21)**	**(14)**	**(378)**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(61)**	**(3)**	**(1)**	**(60)**
Underwriting Margin (f=a+c+d+e)	**223**	**108**	**-**	**331**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**224**	**122**	**88**	**434**
Managerial Financial Margin	37	110	21	176
Banking fees and charge revenues	-	132	-	131
Non-interest Expenses	(102)	(55)	(65)	(227)
Tax Expenses for ISS, PIS and Cofins and others	(76)	(13)	(5)	(93)
Equity in Earnings of Affiliates and Other Investments	19	-	-	19
Other Operating Income	11	1	1	13
Operating Income	**113**	**297**	**41**	**454**
Non-operating Income	6	0	2	9
Income Before Income Tax and Social Contribution	**119**	**298**	**44**	**463**
Income Tax/Social Contribution	(28)	(87)	(14)	(129)
Profit Sharing	(1)	(0)	-	(1)
Recurring Net Income	**90**	**211**	**30**	**333**
(RAROC) – Return on Average Tier I Allocated Capital	**33.8%**	**34.3%**	**56.0%**	**35.6%**
Efficiency Ratio	**50.0%**	**17.8%**	**65.9%**	**42.1%**

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses. The Underwriting Margin refers to the insurance business.
Itaú Seguros acquired the XL Group's participation in Itaú XL Seguros Corporativos S/A, keeping 100% of the structure dedicated to service corporate customers and maintaining outstanding performance.

34 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

On December 31, 2009

R$ million

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	**10,157**	**46,981**	**2,848**	**59,887**
Cash and Cash Equivalents	130	29	2	162
Securities	3,174	46,186	2,619	51,967
Other Assets	6,854	766	226	7,758
Permanent Assets	**435**	**8**	**44**	**479**
TOTAL ASSETS	**10,592**	**46,989**	**2,891**	**60,366**

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Liabilities	**9,506**	**44,574**	**2,671**	**56,644**
Technical Provisions — Insurance	4,471	767	-	5,238
Technical Provisions — Pension Plans and VGBL	508	42,668	-	43,176
Technical Provisions — Capitalization	-	-	2,277	2,261
Other Liabilities	4,527	1,139	393	5,969
Allocated Tier I Capital	**1,086**	**2,415**	**220**	**3,721**
TOTAL LIABILITIES AND EQUITY	**10,592**	**46,989**	**2,891**	**60,366**

Pro Forma Insurance, Pension Plans and Capitalization Income Statement

4th Quarter/09	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	**993**	**136**	**-**	**1,129**
Result of Pension Plans and Capitalization (b)	**-**	**13**	**166**	**180**
Retained Claims (c)	**(427)**	**(42)**	**-**	**(469)**
Selling Expenses (d)	**(329)**	**(20)**	**(25)**	**(369)**
Other Operating Income/(Expenses) of Insurance Operations (e)	**(51)**	**2**	**3**	**(53)**
Underwriting Margin (f=a+c+d+e)	**186**	**76**	**-**	**262**
Result from Insurance, Pension Plans and Capitalization (g=b+f)	**186**	**89**	**144**	**419**
Managerial Financial Margin	65	92	62	221
Banking fees and charge revenues	-	129	-	129
Non-interest Expenses	(187)	(66)	(74)	(328)
Tax Expenses for ISS, PIS and Cofins and others	(26)	(8)	(10)	(44)
Equity in Earnings of Affiliates and Other Investments	-	-	-	-
Other Operating Income	3	2	2	7
Operating Income	**40**	**239**	**123**	**403**
Non-operating Income	7	0	2	9
Income Before Income Tax and Social Contribution	**47**	**239**	**126**	**412**
Income Tax/Social Contribution	(11)	(63)	(40)	(114)
Profit Sharing	(5)	(1)	-	(5)
Recurring Net Income	**32**	**175**	**85**	**293**
(RAROC) – Return on Average Tier I Allocated Capital	11.3%	29.9%	174.5%	32.0%
Efficiency Ratio	54.8%	23.1%	43.9%	46.2%

Note: The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses. The Underwriting Margin refers to the insurance business.
Itaú Seguros acquired the XL Group's participation in Itaú XL Seguros Corporativos S/A, keeping 100% of the dedicated structure to service corporate customers and maintaining outstanding performance.

35 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

Insurance

The recurring net income of the insurance subsegment reached R$ 90 million, increasing by 186.4% from the prior quarter. One driver of such change was the 4.5% growth in premiums earned, influenced by marketing actions in connection with the Individual Life portfolio and the good performance of the corporate insurance portfolio, in particular in the small and mid-sized companies segment.

Operating income totaled R$ 113 million in the first quarter of 2010, a 183.2% growth compared to the prior quarter. This change is mainly attributable to last quarter contingency provisions in the Life and Health portfolios, which were not recorded in the first quarter, partially offset by reassessment of the basis for calculation of tax provisions.

On 4/1/2010, the transfer of the 100% share control of Unibanco Saúde Seguradora to Tempo Participações was approved. This deal will enable Itaú Unibanco and Tempo Participações to combine their standards of excellence in pricing and benefit management of health insurance operations, thus offering more suitable products to meet the requirements of this market segment.

Composition of Premiums Earned

1st Quarter/10
20.1%
44.6%
24.2%
5.7%
5.4%
4th Quarter/09
18.4%
40.6%
29.2%
6.0%
5.8%
Life and Personal Accidents
Property Risk
Transportation
Extended Warranty
Others

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

In the composition of Premiums Earned, the highlights are the Life and Personal Accident portfolio, and the Extended Guarantee Portfolio, where Itaú Unibanco is market leader. Premiums earned grew by 17.7% from the prior quarter, due to the 29.3% increase in the Life and Personal Accident portfolio.

Number of Contracts – Mass products

In thousands

6,139
6,595
6,758
6,563
7,044
6,546
4,126
3,957
1,196
1,261
1,267
1,232
1,188
1,126
958
1,111
1,158
1,147
1,201
1,164
109
121
126
128
130
130
122
119
3,876
4,103
4,206
4,055
4,525
4,127
4,004
3,838
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Life and Personal Accidents
Residential
Condominium and Business
Automobile

The number of policies slightly decreased (4.1%) compared to the prior quarter.

Combined Ratio

The combined ratio, which reflects the operating cost efficiency in relation to income from premiums earned, declined by 190 basis points from the prior quarter. The improved combined ratio is a result of lower selling expenses and consequently, a 170 basis points increase in the underwriting margin.

Combined Ratio and Underwriting Margin

Underwriting Margin
24.6%
21.7%
20.7%
19.8%
24.3%
22.7%
26.1%
27.8%
Combined Ratio
90.2%
91.8%
93.9%
93.5%
90.7%
91.0%
89.7%
87.8%
17.6%
16.9%
17.7%
18.3%
18.0%
19.5%
20.8%
20.7%
26.1%
26.8%
26.5%
24.9%
26.4%
24.6%
30.3%
27.8%
46.5%
48.1%
49.8%
50.4%
46.3%
47.0%
38.5%
39.3%
1st Q/08
2nd Q/08
3rd Q/08
4th Q/08
1st Q/09
2nd Q/09
3rd Q/09
4th Q/09
Insurance Claims/Earned Premiums
Selling Expenses/Earned Premiums
Administrative Expenses and Others/Earned Premiums
Underwriting Margin (% Earned Premiums)

Note: The combined ratio is the sum of the following indices: retained claims/ earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.

36 Management Discussion and Analysis
Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

Insurance Technical Provisions

At March 31, 2010, technical provisions amounted R$ 5.4 billion, a 3.6% increase from the prior quarter.

R$ million
4,675
5,232
6,904
7,008
7,096
7,077
5,238
5,425
Jun/08
Sep/08
Dec/08(*)
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10

(*) According to Circular 379/2008 of Susep, beginning in 2009 the technical provisions are shown without deducting the balance of reinsurance. We have adjusted Dec/08 for comparison purposes.

Life and Pension Plan

In the first quarter of 2010, the net income of the Life and Pension Plan subsegment increased by 20.0% compared to the previous quarter. The increase is primarily due to the 46.6% rise in the total of premiums earned and the 19.0% rise in the managerial financial margin, partly offset by retained claims, with 59.9% growth. Contributions to pension plans added up to R$ 1.9 billion, in line with the prior quarter performance. The main drivers were funds obtained as a result of the payment of corporate bonuses, as well as significant funds obtained through the negotiation in the Premium portfolio.

Pension Plan Technical Provisions

At March 31, 2010, technical provisions added up to R$ 44.8 billion, or a 3.7% increase compared to the prior quarter.

R$ million
31,787
32,802
34,076
36,722
38,785
40,720
43,176
44,766
18,625
19,364
20,239
21,888
23,750
25,208
27,016
28,178
8,887
9,102
9,457
10,286
10,548
11,052
11,731
12,102
4,275
4,336
4,380
4,548
4,487
4,460
4,430
4,486
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10
Traditional and other
PGBL
VGBL

Capitalization

The recurring net income of the Capitalization subsegment declined by 64.8% compared to the prior quarter, as a consequence of fewer commercial campaigns in the first quarter of 2010, due to a lower economic activity level when compared to the prior quarter. We anticipate the reversal of this trend for the second quarter of 2010.

During the period, raffle prizes totaling R$ 11.9 million were distributed to 428 customers, representing a 15.3% increase compared to the prior quarter.

IItaú Unibanco has fostered donations via sale of bonds linked to social/environmental entities.

Capitalization Technical Provisions

At March 31, 2010, technical provisions reached R$ 2.4 billion, representing 4.0% growth compared to the fourth quarter of 2009.

R$ million
1,986
2,015
2,102
2,137
2,159
2,194
2,261
2,351
Jun/08
Sep/08
Dec/08
Mar/09
Jun/09
Sep/09
Dec/09
Mar/10

37 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Activities Abroad

Below we present the financial statements of our main units abroad.

On March 31, 2010

R$ million

Balance Sheet

ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Assets	**24,668**	**2,224**	**10,273**	**3,274**	**2,029**
Cash and Cash Equivalents	1,982	103	349	525	147
Short-term Interbank Deposits	2,834	212	141	349	75
Securities	1,480	245	1,579	698	446
Loans	5,236	1,225	7,771	1,270	1,051
(Allowance for Loan Losses)	(17)	(37)	(208)	(74)	(37)
Other Credits	13,029	143	451	123	57
Other Assets	125	334	191	381	290
Permanent Assets	**646**	**62**	**185**	**22**	**18**
Investments	442	2	1	0	1
Fixed Assets	19	58	121	21	17
Intangible Assets	184	2	63	0	-
TOTAL ASSETS	**25,313**	**2,286**	**10,458**	**3,296**	**2,047**

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Liabilities	**23,789**	**2,109**	**9,074**	**2,998**	**1,779**
Deposits	7,696	1,661	7,150	2,607	1,608
Deposits Received under Securities Repurchase Agreements	-	147	175	-	-
Funds from Acceptances and Issue of Securities	2,196	-	340	-	-
Borrowings and Onlendings	675	23	702	3	35
Derivative Financial Instruments	118	1	89	1	-
Other Liabilities	13,103	276	611	387	135
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	7	-	-
Deferred Income	**13**	**-**	**0**	**-**	**0**
Minority Interest in Subsidiaries	**0**	**1**	**0**	**0**	**-**
Stockholders' Equity	**1,511**	**177**	**1,384**	**297**	**268**
TOTAL LIABILITIES AND EQUITY	**25,313**	**2,286**	**10,458**	**3,296**	**2,047**

Income Statement

1st Quarter/10	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	**34**	**45**	**125**	**36**	**34**
Result from Loan Losses	**14**	**(4)**	**(36)**	**(4)**	**(2)**
Provision for Loan and Lease Losses	14	(4)	(39)	(5)	(2)
Recovery of Credits Written-Off as Losses	-	0	3	1	-
Net Result from Financial Operations	**48**	**41**	**89**	**32**	**32**
Other Operating Income/(Expenses)	**(7)**	**(42)**	**(35)**	**(13)**	**(7)**
Banking Service Fees	45	21	31	47	14
Result from Operations of Insurance, Pension Plans and Cap.	-	-	5	-	-
Non-interest Expenses	(69)	(63)	(74)	(62)	(21)
Equity in Earnings of Affiliates and Other Investments	7	-	0	-	-
Other Operating Income	10	0	2	2	0
Operating Income	**41**	**(1)**	**54**	**19**	**25**
Non-operating Income	(0)	6	(0)	0	(0)
Income before Tax and Profit Sharing	**41**	**5**	**53**	**19**	**25**
Income Tax and Social Contribution	**(3)**	**(1)**	**(9)**	**(10)**	**(2)**
Profit Sharing	**-**	**-**	**-**	**-**	**-**
Minority Interest in Subsidiaries	**(0)**	**(0)**	**(0)**	**(0)**	**-**
Recurring Net Income	**37**	**4**	**45**	**9**	**22**
Return on Equity – Annualized (%p.y.)	**9.8%**	**9.1%**	**13.3%**	**13.0%**	**34.7%**
Efficiency Ratio	**78.3%**	**95.8%**	**45.3%**	**72.7%**	**44.0%**
Non-interest Expenses to total Assets (%p.y.)	**1.1%**	**11.1%**	**2.8%**	**7.5%**	**4.1%**

Europe (Portugal, London and Luxembourg)

Total assets amounted to R$ 25,313 million at March 31, 2010, representing a 9.4% reduction in the quarter compared to the prior period, essentially due to the lower volume of currency arbitrage transactions, leading to a decline in the other credits and other liabilities lines. Net income for the quarter totaled R$ 37 million, declining by R$ 7 million from the prior quarter, chiefly as a result of lower commission income and equity in the earnings of investees, partly offset by reversals of the allowance for doubtful accounts in the quarter.

Argentina

At March 31, 2010, assets totaled R$ 2,286 million, increasing by 7.9% from balances as of December 31, 2009, in particular due to a higher loan portfolio. Net result from financial operation amounted to R$ 41 million in the quarter, given the 13.5% increase in the financial margin. Non-interest expenses grew by R$ 9 million in the quarter, driven by increased personnel expenses, essentially due to wage increase of 23.5%, retroactive to January 2010. Net income for the first quarter of 2010 was R$ 4 million, or a R$ 3 million increase compared to the prior quarter, showing practically a break-even of our operations in Argentina in this quarter.

38 Management Discussion and Analysis Itaú Unibanco Holding S.A.

Itaú Unibanco

Activities Abroad

On December 31, 2009

R$ million

Balance Sheet

ASSETS	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Assets	**27,280**	**2,058**	**10,570**	**3,045**	**1,905**
Cash and Cash Equivalents	1,865	98	317	465	108
Short-term Interbank Deposits	2,530	221	163	372	64
Securities	1,648	196	1,784	536	420
Loans	5,104	1,137	7,657	1,267	975
(Allowance for Loan Losses)	(33)	(38)	(188)	(77)	(35)
Other Credits	16,044	101	643	108	67
Other Assets	121	342	195	374	307
Permanent Assets	**670**	**61**	**168**	**22**	**19**
Investments	466	5	1	0	1
Fixed Assets	18	53	107	21	18
Intangible Assets	186	3	59	0	-
TOTAL ASSETS	**27,950**	**2,119**	**10,738**	**3,067**	**1,924**

LIABILITIES AND EQUITY	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Current and Long-term Liabilities	**26,386**	**1,947**	**9,436**	**2,788**	**1,677**
Deposits	7,312	1,576	7,029	2,341	1,572
Deposits Received under Securities Repurchase Agreements	-	126	217	-	-
Funds from Acceptances and Issue of Securities	1,889	-	368	-	-
Borrowings and On-lendings	835	13	851	7	13
Derivative Financial Instruments	227	1	164	-	-
Other Liabilities	16,123	231	801	439	92
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	6	-	-
Deferred Income	**15**	**-**	**0**	**-**	**0**
Minority Interest in Subsidiaries	**0**	**-**	**0**	**(0)**	**-**
Stockholders' Equity	**1,548**	**172**	**1,301**	**279**	**247**
TOTAL LIABILITIES AND EQUITY	**27,950**	**2,119**	**10,738**	**3,067**	**1,924**

Income Statement

4th Quarter/09	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	**31**	**39**	**123**	**20**	**38**
Result from Loan Losses	**4**	**0**	**(40)**	**(3)**	**(4)**
Provision for Loan and Lease Losses	4	(0)	(45)	(4)	(4)
Recovery of Credits Written-Off as Losses	-	0	5	1	-
Net Result from Financial Operations	**35**	**39**	**83**	**17**	**34**
Other Operating Income/(Expenses)	**14**	**(38)**	**(51)**	**(24)**	**(9)**
Banking Service Fees	58	20	29	55	17
Result from Operations of Insurance, Pension Plans and Cap.	-	-	6	-	-
Non-interest Expenses	(79)	(54)	(88)	(81)	(26)
Equity in Earnings of Affiliates and Other Investments	28	(0)	0	(0)	-
Other Operating Income	7	(3)	2	2	0
Operating Income	**49**	**1**	**32**	**(7)**	**25**
Non-operating Income	(0)	0	(1)	0	9
Income before Tax and Profit Sharing	**49**	**1**	**30**	**(7)**	**34**
Income Tax and Social Contribution	**(5)**	**(1)**	**(7)**	**(8)**	**(2)**
Profit Sharing	**-**	**-**	**-**	**-**	**-**
Minority Interest in Subsidiaries	**0**	**-**	**(0)**	**-**	**-**
Recurring Net Income	**44**	**1**	**24**	**(15)**	**32**
Return on Equity – Annualized (%p.y.)	11.0%	2.2%	7.1%	-20.8%	57.2%
Efficiency Ratio	69.4%	97.6%	55.3%	105.6%	57.4%
Non-interest Expenses to total Assets (%p.y.)	1.0%	10.2%	3.3%	10.6%	5.4%

Chile

Assets totaled R$ 10,458 million at March 31, 2010, in line with levels recorded at December 31, 2009. Net income for the quarter amounted to R$ 45 million, increasing by 89.7% when compared to the prior quarter. During the period, the financial margin on customer transactions was maintained, treasury results improved, and expenses associated with the allowance for doubtful loans decreased. Non-interest expenses dropped by R$ 14 million, driven by reduced personnel expenses.

Uruguay

At March 31, 2010, assets totaled R$ 3,296 million, growing by 7.5% when compared to balances at December 31, 2009. The financial margin added up to R$ 36 million in the quarter, thanks to the better results of the capital hedge strategy, which is derived from exchange variations of the Uruguayan peso in the quarter. Service fees declined by R$ 8 million from the prior quarter, chiefly as a result of seasonal effects on the OCA credit card business. On the other hand, non-interest expenses decreased by R$ 20 million. As such, net income for the first quarter of 2010 reached R$ 9 million, a much better performance from the prior quarter.

Paraguay

At March 31, 2010, assets totaled R$ 2,047 million, a 6.4% increase compared to the prior quarter. The loan portfolio grew by 7.8%, mainly driven by the agribusiness and retail segments. Net income of R$ 22 million in the quarter was in line with the prior period figures, when non-operating and extraordinary income recorded in the fourth quarter of 2009 are excluded.

39 Management Discussion and Analysis Itaú Unibanco Holding S.A.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

1 In connection with our limited reviews of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of March 31, 2010 and 2009, on which we issued a report without exceptions dated May 3, 2010, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies for the first quarter of 2010.

2 Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3 Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at March 31, 2010, taken as a whole.

São Paulo, May 3, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

Itaú

March 31, 2010

Complete Financial Statements

Itaú Unibanco Holding S.A.

MANAGEMENT REPORT – 1ST QUARTER OF 2010

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first quarter of 2010, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

Highlights

In 2009, our efforts mainly went into the integration of operations, as well as of the several teams and areas. Throughout 2010, the big change will consist of the merger of the network comprising one thousand branches of Unibanco into the Itaú platform – the brand that will prevail in our operations. The unification of branches will demand investments of R$ 580 million, taking into consideration expenses arising from construction, equipment and materials. By March 31, 95 branches were merged, of which 32 in 2009 and 63 in the first quarter of 2010.

As part of the strategy towards differentiated service to individual clients, Itaú Unibanco decided to create Itaú Uniclass to those who fit between the retail and Personnalité client bases. Differently from Personnalité, which has its own branches, this new service will be offered in specific spaces in certain branches of the Itaú network.

In February 2010, many initiatives were undertaken aimed at establishing a new corporate culture. At that period, the new vision of the conglomerate was conveyed - “Be the leading bank in sustainable performance and client satisfaction” - ,  as well as a set of principles and attitudes to be followed by all collaborators, called “Our Way of Doing Business”, which summarized what we want and what we do not tolerate in the daily life of our businesses.

Itaú Unibanco raised funds, in the domestic and international market, with the purpose of expanding its capital basis and, consequently, being able to increase even more the giving of loans and financing.  Thus, R$ 3.3 billion in Subordinated Notes were issued in the local market in the first quarter of 2010. In the international market, US$ 1.0 billion was raised in Subordinated CDB in April.

Main Results

Following are the main results of Itaú Unibanco for the first quarter of 2010, and the complete financial statements and the management’s discussion & analysis report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

	Jan to Mar/10	Jan to Mar/09	Change (%)

Income – R$ billion (1)
Gross income from financial operations	10.1	10.5	-4.2%
Expense for allowance for loan losses	(3.9)	(3.8)	0.8%
Income from recovery of credits written off as loss	0.8	0.4	112.7%
Income from services and income from insurance, pension plan and
capitalization	4.8	4.0	18.4%
Personnel, administrative and other operating expenses	(6.7)	(6.9)	-2.6%
Income tax and social contribution	(1.1)	(0.9)
Recurring net income	3.2	2.6	23.7%
Net income	3.2	2.0	60.5%
Results per share – R$
Recurring net income (2)	0.70	0.57	23.1%
Net income (2)	0.71	0.45	59.7%
Book value (2)	11.69	9.98	17.1%
Dividends and interest on capital (net of taxes)	0.21	0.17	23.0%
Price of preferred share (PN) (3)	38.88	23.50	65.4%
Market capitalization – R$ billion (4)	176.2	105.9	66.3%
Balance Sheet - R$ billion
Total assets	634.7	624.5	1.6%
Total loans (including endorsements and sureties)	284.7	272.7	4.4%
Free, raised and managed own assets	894.1	809.9	10.4%
Subordinated debt	25.8	22.9	12.4%
Stockholders’ equity	53.0	45.0	17.7%
Referential equity (economic-financial consolidated)	75.5	69.0	9.4%
Financial ratios (%)
Recurring return on average equity	24.4%	23.1%
Return on average equity	25.0%	18.2%
Return on average assets	2.1%	1.3%
Efficiency ratio (5)	44.0%	46.4%
Basel ratio (economic-financial consolidated)	17.3%	16.5%
Fixed assets ratio (financial system consolidated)	32.1%	29.8%
(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares.
(3)	Calculated based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).
(5)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

BUSINESS PERFORMANCE

We report below the highlights of our performance in the first quarter of 2010.

Total consolidated assets reached R$ 634.7 billion on the last day of March 2010. Net income for the first quarter of 2010 reached R$ 3.2 billion, with annualized return of 25.0% on average equity (18.2% for the first quarter of 2009). Recurring net income was R$ 3.2 billion, with annualized return of 24.4%. Itaú Unibanco paid or provided for its own taxes and contributions in the amount of R$ 3.1 billion for the first quarter of 2010. The Bank also withheld and passed on taxes in the amount of R$ 1.7 billion, which were directly levied on financial operations.

Consolidated stockholders’ equity totaled R$ 53.0 billion at the end of March 2010. The basel ratio stood at 17.3% at the end of March 2010, based on economic-financial consolidated.

The loan portfolio, including endorsements and sureties, reached R$ 284.7 billion, an increase of 4.4% as compared to March 31, 2009. In Brazil, non-mandatory loans to the individuals segment reached R$ 104.3 billion.  The large company portfolio reached R$ 89.1 billion, whereas the very small, small and middle-market company portfolio reached R$ 64.3 billion, and the real estate loans reached R$ 9.4 billion on March 31, 2010, posting an increase of 41.7% as compared to the prior year.

In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 1.3 billion, and of securitization that totaled R$ 152 million in 2010. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking, it occupied the third position regarding distribution of fixed income in the first quarter of 2010,  with a market share of 12.7%. In fixed-income international issues, it acted as joint bookrunner of six offerings of Brazilian companies and financial institutions, being ranked first in number of transactions and volume issued. In capital markets, it coordinated  six public offerings that totaled R$ 8.6 billion, consolidating its leadership position in that market. In the first quarter of 2010, Itaú BBA is the bank with the highest number of transactions, with a market share of 75%, and the greatest volume issued, with 90% of this total.

The credit cards Itaucard, Unicard and Hipercard accounted for transactions of customers in the amount of R$ 23.0 billion, which represents a growth of 26.4% in relation to the same quarter of the prior year. The net income for the first quarter of Redecard S.A. amounted to R$ 352.6 million, a growth of 11.2% in relation to the same period of the prior year.

Free, raised and managed assets totaled amounted to R$ 894.1 billion, an increase of 10.4% as compared to March 31, 2009. Technical provisions for insurance, pension plan and capitalization totaled R$ 54.3 billion at the end of March 2010.

Itaú Unibanco’s preferred shares rose 65.4%, as compared to the quotation of March 31, 2009. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 176.2 billion at the end of March. According to the company Bloomberg, Itaú Unibanco ranked tenth among banks in the world at March 31, 2010, having market value as parameter.

The office Itaú Japan Asset Management was granted authorization from the Japanese official authority bodies to operate from the beginning of the second quarter. The announcement was made during the second edition of Itaú’s Brazil Tokyo Conference, an event promoted to bring together Japanese investors and Brazilian companies.

Itaú launched the Fundo Itaú Brasil-EUA Multimercado (Brazil-USA multimarket fund), an innovation in the Brazilian market. The fund portfolio is invested in mid cap and small cap shares – shares with low liquidity, generally middle market and small-sized companies – of Brazil and the USA.

Itaú Unibanco was granted authorization from the Central Bank of Brazil to hold interests in Banco Itaú Suisse S.A. headquartered in Zurich – Switzerland, through its subsidiary Banco Itaú Europa Luxemburgo S.A.

People

Itaú Unibanco employed approximately 104 thousand people at the end of March. The employee’s fixed compensation plus charges and benefits totaled R$ 2.2 billion for the quarter. Welfare benefits granted to employees and their dependants totaled R$ 413 million. In addition, approximately R$ 37 million were invested in education, training and development programs. With the restructuring of its corporate ethics policy, the Code of Ethics was revised and distributed to employees in March.

Sustainability

The Fundo Social Itaú Personnalité Futura (Itaú Personnalité Futura Social Fund) was launched, and it will allocate 30% of the management fee amount to Canal Futura (Futura television channel), which educational programming is used by social institutions all around the Brazilian territory. This new fund is an integral part of the portfolio of Itaú Unibanco’s socially accountable products.

In a partnership with the Municipality of São Paulo, Itaú Unibanco opened to the population the Parque Municipal Prefeito Mário Covas (Mayor Mário Covas Municipal Park), as well as the restoration of the Greenhouse 3 of the Manequinho Lopes Nursery, at the Ibirapuera Park. These openings were part of the celebrations due to the City’s anniversary on January 25.

The Garantia Sustentável Garantech (Garantech sustainable guarantee) program, which carries out the environmentally correct discharge of out-of-order or unused electrical and electronic devices, reaches to 11 cities in the State of São Paulo.

Social and cultural investments

Itaú Unibanco’s social and cultural investments reached the approximate amount of R$ 37 million in the first quarter of 2010, of which the investments in education and culture were noteworthy.

The 2010 edition of the Olimpíada de Língua Portuguesa Escrevendo o Futuro (Portuguese Language Olympiad – writing the future), a Fundação Itaú Social’s program in partnership with the Ministry of Education was launched in March at the Brazilian Academy of Letters, in Rio de Janeiro, at an event which was attended by Mr. Fernando Haddad, the Minister of Education of Brazil.

The Melhoria da Educação no Município (improved education in the municipality) program, an educational initiative supported by Fundação Itaú Social, was also launched. The Advanced Course on Evaluation of Public Policies and Social Projects is a pioneer initiative aimed at increasing the number of professionals operating in this area and training teachers so that they become specialized in this subject.

The first great exhibition in the year of Itaú Cultural, Helio Oiticica – Museu É o Mundo (Helio Oiticica – museum and the world) was already visited, by mid-April, by approximately 25,000 people. Other 104 domestic and foreign events have already taken place, including the video exhibit Visionários – Audiovisual na América Latina (visionaries – audiovisual in Latin America) in Ecuador and Argentina. On March 3, the Rumos Itaú Cultural (directions) program issued call notices for the following categories: Theater, Music, Literature and Research.

Awards and recognition

Itaú Unibanco was granted the following awards and recognition:

•	AAA+ rating by Management & Excellence (M&E), the Spanish advisory firm.

•	World's Best Foreign Exchange Providers 2010 for Brazil, according to Global Finance magazine.

•	Best Trade Finance Providers 2010 for Brazil, according to Global Finance magazine.

•	The best Private Banking of Brazil 2010 and the best Private Banking of Chile 2010, an annual award promoted by Euromoney magazine.

•	The Segurador Brasil 2010 (insurer) award, in the categories Best performance in Special Risks and Asset Extended Guarantee, and for its Outstanding Role/Leader in Sales in a number of segments.

•	Latin America's Best Managed Companies - Most Convincing & Coherent Business Strategy - By sector: Banking & Financial, by Euromoney magazine.

In January 2010, Itaú BBA was recognized as the “Best Corporate Bond” by Latin Finance. This award took into consideration the bank’s performance in the 2009 period.

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to March 2010, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

March 3, 2010– Licenses for using an electronic library of international accounting standards (Comperio) – Itaú Unibanco Holding S.A. – Brazil.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 2.6 billion, corresponding to only 2.1% of total securities held.

ACKNOWLEDGEMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for the trust they put on us.

 (Approved at the Board of Directors' Meeting of May 3, 2010).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	RODOLFO HENRIQUE FISCHER
GUSTAVO JORGE LABOISSIERE LOYOLA	SÉRGIO RIBEIRO DA COSTA WERLANG
HENRI PENCHAS	SILVIO APARECIDO DE CARVALHO
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
LUIZ FELIPE PINHEIRO DE ANDRADE
AUDIT COMMITTEE	MARCO ANTONIO ANTUNES
President	WAGNER ROBERTO PUGLIESE
GUSTAVO JORGE LABOISSIERE LOYOLA

Members
ALCIDES LOPES TÁPIAS	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	JOSÉ MANUEL DA COSTA GOMES
CRC - 1SP219892/O-0

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	JACKSON RICARDO GOMES
JASON PETER CRAUFORD
Executive Vice-Presidents	JEAN MARTIN SIGRIST JÚNIOR
ALFREDO EGYDIO SETUBAL	JOÃO ANTONIO DANTAS BEZERRA LEITE
ANTONIO CARLOS BARBOSA DE OLIVEIRA	JOÃO LUIZ DE MEDEIROS
GERALDO JOSÉ CARBONE	JORGE LUIZ VIEGAS RAMALHO
JOSÉ CASTRO ARAÚJO RUDGE	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
MÁRCIO DE ANDRADE SCHETTINI	LEILA CRISTIANE BARBOZA BRAGA DE MELO
MARCO AMBROGIO CRESPI BONOMI	LINDA AGARINAKAMURA
RODOLFO HENRIQUE FISCHER	LUÍS ANTONIO RODRIGUES
RUY VILLELA MORAES ABREU	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
SÉRGIO RIBEIRO DA COSTA WERLANG	LUÍS OTÁVIO MATIAS
LUIS TADEU MANTOVANI SASSI
Executive Directors	LUIZ ANTONIO FERNANDES CALDAS MORONE
ALEXANDRE DE BARROS	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CELSO SCARAMUZZA	LUIZ EDUARDO LOUREIRO VELOSO
CLAUDIA POLITANSKI	LUIZ FELIPE PINHEIRO DE ANDRADE
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ FERNANDO OLIVEIRA BARRICHELO
FERNANDO MARSELLA CHACON RUIZ	LUIZ MARCELO ALVES DE MORAES
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR	MANOEL ANTONIO GRANADO
JOÃO JACÓ HAZARABEDIAN	MARCELO BOOCK
JOSÉ ROBERTO HAYM	MARCELO LUIS ORTICELLI
MARCOS DE BARROS LISBOA	MARCELO TONHAZOLO
OSVALDO DO NASCIMENTO	MARCO ANTONIO ANTUNES
RICARDO BALDIN	MARCO ANTONIO SUDANO
RICARDO VILLELA MARINO	MARCOS ANTÔNIO VAZ DE MAGALHÃES
SILVIO APARECIDO DE CARVALHO	MARCOS AUGUSTO CAETANO DA SILVA FILHO
MARCOS BRAGA DAINESI
Directors	MARCOS SILVA MASSUKADO
ADRIANO BRITO DA COSTA LIMA	MARCOS VANDERLEI BELINI FERREIRA
ALMIR VIGNOTO	MAURÍCIO FERREIRA DE SOUZA
ANDRÉ SAPOZNIK	MAURO MORELLI
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	MIGUEL BURGOS NETO
ANTONIO CARLOS RICHECKI RIBEIRO	NATALÍSIO DE ALMEIDA JÚNIOR
ANTONIO CARLOS AZZI JÚNIOR	OLIVIO MORI JÚNIOR
ANTONIO SIVALDI ROBERTI FILHO	OSMAR MARCHINI
ARNALDO PEREIRA PINTO	OSVALDO JOSÉ DAL FABBRO
AURÉLIO JOSÉ DA SILVA PORTELLA	PAULO EIKIEVICIUS CORCHAKI
CARLOS AUGUSTO DE OLIVEIRA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	PAULO PIRES VAZ
CARLOS EDUARDO DE SOUZA LARA	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
CARLOS EDUARDO MONICO	PLÍNIO CARDOSO DA COSTA PATRÃO
CARLOS HENRIQUE DONEGÁ AIDAR	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE ZANVETTOR	RENATA HELENA DE OLIVEIRA TUBINI
CECÍLIA MARIA ARELLANO MISZPUTEN	RICARDO LIMA SOARES
CESAR PADOVAN	RICARDO ORLANDO
CÍCERO MARCUS DE ARAÚJO	RICARDO RIBEIRO MANDACARU GUERRA
CLÁUDIO CESAR SANCHES	RICARDO TERENZI NEUENSCHWANDER
CLAUDIO CORACINI	ROBERTO LAMY
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROBERTO MASSARU NISHIKAWA
COSMO FALCO	ROGERIO CARVALHO BRAGA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGÉRIO PAULO CALDERÓN PERES
EDUARDO ALMEIDA PRADO	ROMILDO GONÇALVES VALENTE
ELISABETE SZABO	ROONEY SILVA
ERNESTO ANTUNES DE CARVALHO	SANDRA NUNES DA CUNHA BOTEGUIM
FERNANDO DELLA TORRE CHAGAS	SERGIO SOUZA FERNANDES JÚNIOR
FERNANDO JOSÉ COSTA TELES
GILBERTO TRAZZI CANTERAS

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ FERRARI
Vice-Chairmen	ANDRÉ LUIZ HELMEISTER
FERNÃO CARLOS BOTELHO BRACHER	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
PEDRO MOREIRA SALLES	ANTONIO SANCHEZ JUNIOR
EDUARDO CARDOSO ARMONIA
Members	EDUARDO CORSETTI
ALFREDO EGYDIO SETUBAL	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
CANDIDO BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO FONTES IUNES
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FRANCISCO DE ASSIS CREMA
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	GUILHERME DE ALENCAR AMADO
ILAN GOLDFAJN
Chief Executive Officer	JOÃO CARLOS DE GÊNOVA
CANDIDO BOTELHO BRACHER	JOÃO MARCOS PEQUENO DE BIASE
JOSÉ AUGUSTO DURAND
Managing Vice-Presidents	JOSÉ IRINEU NUNES BRAGA
ALBERTO FERNANDES	LILIAN SALA PULZATTO KIEFER
ANTONIO CARLOS BARBOSA DE OLIVEIRA	LUÍS ALBERTO PIMENTA GARCIA
DANIEL LUIZ GLEIZER	LUIZ MARCELO ALVES DE MORAES
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCELO MAZIERO
RODOLFO HENRIQUE FISCHER	MARCO ANTONIO SUDANO
MARIO ANTONIO BERTONCINI
Executive Directors	MÁRIO LÚCIO GURGEL PIRES
ALEXANDRE JADALLAH AOUDE	MÁRIO LUÍS BRUGNETTI
ANDRÉ EMILIO KOK NETO	MARIO LUIZ AMABILE
ANDRÉ LUÍS TEIXEIRA RODRIGUES	PASCHOAL PIPOLO BAPTISTA
CAIO IBRAHIM DAVID	PAULO DE PAULA ABREU
MILTON MALUHY FILHO	PAULO PIRES VAZ
NICOLAU FERREIRA CHACUR	PAULO ROBERTO SCHIAVON DE ANDRADE
PAOLO SERGIO PELLEGRINI	PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANDRÉ HORTA RUTOWITSCH
CARLOS HENRIQUE ZANVETTOR	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	LUIZ FERNANDO BUTORI REIS SANTOS
JACKSON RICARDO GOMES	MARCO ANTONIO ANTUNES
JASON PETER CRAUFORD	MARCOS DE BARROS LISBOA
LUÍS FERNANDO STAUB	MOACYR ROBERTO FARTO CASTANHO
LUÍS OTÁVIO MATIAS	NORBERTO GIL FERREIRA CAMARGO
LUIZ FELIPE PINHEIRO DE ANDRADE
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY
RODOLFO HENRIQUE FISCHER

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	03/31/2010	03/31/2009

CURRENT ASSETS	480,375,856	474,411,446
CASH AND CASH EQUIVALENTS	11,248,557	13,061,613
INTERBANK INVESTMENTS (Notes 4b and 6)	131,004,025	122,373,079
Money market	116,100,190	102,590,411
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	1,515,301	256,482
Interbank deposits	13,388,534	19,526,186
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	99,152,268	106,330,140
Own portfolio	29,001,832	37,768,259
Subject to repurchase commitments	8,153,003	2,230,977
Pledged in guarantee	8,806,839	12,349,500
Deposited with the Central Bank	3,779,187	8,607,972
Derivative financial instruments	4,567,088	7,926,135
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas (Note 11b)	40,152,632	32,334,342
Assets guaranteeing technical provisions – other securities (Note 11b)	4,691,687	5,112,955
INTERBANK ACCOUNTS	35,962,558	15,308,674
Pending settlement	2,685,161	2,153,522
Central Bank deposits	33,183,626	13,029,069
National Housing System (SFH)	11,393	71,825
Correspondents	77,166	47,403
Interbank onlending	5,212	6,855
INTERBRANCH ACCOUNTS	49,267	63,315
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	142,633,609	145,937,349
Operations with credit granting characteristics (Note 4e)	156,118,928	157,702,267
(Allowance for loan losses) (Note 4f)	(13,485,319)	(11,764,918)
OTHER RECEIVABLES	57,554,521	68,011,806
Foreign exchange portfolio (Note 9)	24,946,995	38,464,106
Income receivable	800,945	943,210
Transactions with credit card issuers (Note 4e)	9,052,783	7,038,400
Receivables from insurance and reinsurance operations (Note 4ml and 11b)	3,487,233	3,740,258
Negotiation and intermediation of securities	1,747,643	2,270,945
Sundry (Note 13a)	17,518,922	15,554,887
OTHER ASSETS (Note 4g)	2,771,051	3,325,470
Assets held for sale	353,282	587,042
(Valuation allowance)	(92,481)	(229,434)
Unearned premiums of reinsurance (Note 4ml)	569,989	555,618
Prepaid expenses (Note 13b)	1,940,261	2,412,244

LONG-TERM RECEIVABLES	144,022,410	139,735,149
INTERBANK INVESTMENTS (Notes 4b and 6)	5,225,665	4,168,480
Money market	2,667,745	752,309
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	2,119,538	1,757,630
Interbank deposits	438,382	1,658,541
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	22,219,794	29,918,181
Own portfolio	11,315,714	16,887,268
Subject to repurchase commitments	1,623,869	2,316,821
Pledged in guarantee	1,814,497	2,133,148
Securities under resale agreements with free movement	-	611
Deposited with the Central Bank	609,254	2,274,967
Derivative financial instruments	3,594,752	2,143,135
Assets guaranteeing technical provisions – other securities (Note 11b)	3,261,708	4,162,231
INTERBANK ACCOUNTS - National Housing System (SFH)	538,633	672,201
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	86,313,383	72,715,777
Operations with credit granting characteristics (Note 4e)	95,997,714	82,588,011
(Allowance for loan losses) (Note 4f)	(9,684,331)	(9,872,234)
OTHER RECEIVABLES	28,344,455	30,668,853
Foreign exchange portfolio (Note 9)	1,874,408	960,009
Sundry (Note 13a)	26,470,047	29,708,844
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	1,380,480	1,591,657

PERMANENT ASSETS	10,264,923	10,394,311
INVESTMENTS (Notes 4h and 15a II)	2,278,750	2,233,013
Investments in affiliates	1,154,435	1,329,865
Other investments	1,302,614	1,082,497
(Allowance for loan losses)	(178,299)	(179,349)
FIXED ASSETS (Notes 4i and 15b)	4,421,720	4,199,526
Real estate in use	4,318,984	4,395,802
Other fixed assets	6,284,733	6,669,552
(Accumulated depreciation)	(6,181,997)	(6,865,828)
OPERATING LEASE ASSETS (Note 4j)	5,697	8,608
Leased assets	18,553	18,553
(Accumulated depreciation)	(12,856)	(9,945)
INTANGIBLE ASSETS (Notes 4k and 15b)	3,558,756	3,953,164
Acquisition of rights to credit payroll	2,432,470	2,432,075
Other intangible assets	2,665,826	2,361,590
(Accumulated amortization)	(1,539,540)	(840,501)
TOTAL ASSETS	634,663,189	624,540,906

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	03/31/2010	03/31/2009

CURRENT LIABILITIES	336,616,863	352,655,316
DEPOSITS (Notes 4b and 10b)	117,340,444	118,771,235
Demand deposits	23,732,944	25,191,121
Savings deposits	50,084,834	39,346,521
Interbank deposits	1,584,837	3,398,667
Time deposits	40,815,062	49,840,197
Other deposits	1,122,767	994,729
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	97,556,772	88,316,543
Own portfolio	38,501,452	24,200,058
Third-party portfolio	57,964,014	63,976,848
Free portfolio	1,091,306	139,637
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	11,139,107	12,081,367
Real estate, mortgage and similar notes	8,909,997	7,613,710
Debentures	555,751	188,746
Foreign borrowings through securities	1,673,359	4,278,911
INTERBANK ACCOUNTS	4,790,891	3,274,656
Pending settlement	3,618,011	2,612,028
Correspondents	1,172,880	662,628
INTERBRANCH ACCOUNTS	2,749,201	2,699,032
Third-party funds in transit	2,714,703	2,677,893
Internal transfer of funds	34,498	21,139
BORROWINGS AND ONLENDING (Notes 4b and 10e)	16,194,067	20,433,821
Borrowings	10,078,980	14,451,823
Onlending	6,115,087	5,981,998
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	3,742,649	6,324,753
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	9,488,392	17,484,408
OTHER LIABILITIES	73,615,340	83,269,501
Collection and payment of taxes and contributions	4,242,336	5,413,404
Foreign exchange portfolio (Note 9)	25,534,897	37,752,175
Social and statutory (Note 16b II)	2,319,345	1,758,837
Tax and social security contributions (Notes 4n, 4o and 14c)	5,686,913	5,737,788
Negotiation and intermediation of securities	2,415,806	3,005,623
Credit card operations (Note 4e)	24,025,001	18,098,319
Securitization of foreign payment orders (Note 10a)	-	277,735
Subordinated debt (Note 10f)	22,785	1,232,755
Sundry (Note 13c)	9,368,257	9,992,865

LONG-TERM LIABILITIES	241,197,201	223,594,830
DEPOSITS (Notes 4b and 10b)	66,149,450	83,686,876
Interbank deposits	162,323	212,403
Time deposits	65,987,127	83,474,473
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	50,477,612	39,193,101
Own portfolio	43,998,395	38,923,924
Third-party portfolio	125,951	213,412
Free portfolio	6,353,266	55,765
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	7,654,500	8,478,012
Real estate, mortgage and similar notes	742,086	1,301,500
Debentures	2,177,576	3,327,408
Foreign borrowings through securities	4,734,838	3,849,104
BORROWINGS AND ONLENDING (Notes 4b and 10e)	21,033,871	18,166,829
Borrowings	3,901,855	5,631,154
Onlending	17,132,016	12,535,675
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	3,700,089	2,706,064
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	44,785,538	28,212,583
OTHER LIABILITIES	47,396,141	43,151,365
Foreign exchange portfolio (Note 9)	1,748,183	954,198
Tax and social security contributions (Notes 4n, 4o and 14c)	13,876,038	12,915,764
Credit card operations (Note 4e)	12,654	-
Securitization of foreign payment orders (Note 10a)	-	1,066,435
Subordinated debt (Note 10f)	25,733,136	21,677,098
Sundry (Note 13c)	6,026,130	6,537,870
DEFERRED INCOME (Note 4p)	205,115	241,612
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	3,669,478	3,050,302
STOCKHOLDERS’ EQUITY (Note 16)	52,974,532	44,998,846
Capital	45,000,000	29,000,000
Capital reserves	637,845	697,952
Revenue reserves	8,103,585	17,051,892
Asset valuation adjustment (Notes 4c, 4d and 7d)	172,193	(277,558)
(Treasury shares)	(939,091)	(1,473,440)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	634,663,189	624,540,906

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to 03/31/2010	01/01 to 03/31/2009
INCOME FROM FINANCIAL OPERATIONS	18,374,954	20,926,754
Loan, lease and other credit operations	12,145,968	12,349,753
Securities and derivative financial instruments	4,594,662	7,075,901
Financial income from insurance, pension plan and capitalization operations (Note 11c)	1,023,305	1,172,589
Foreign exchange operations	404,138	121,199
Compulsory deposits	206,881	207,312
EXPENSES ON FINANCIAL OPERATIONS	(8,270,323)	(10,378,629)
Money market	(6,682,201)	(8,956,759)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(896,163)	(1,026,715)
Borrowings and onlending	(691,959)	(395,155)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	10,104,631	10,548,125
RESULT OF LOAN LOSSES (Note 8d I)	(3,020,651)	(3,436,781)
Expense for allowance for loan losses	(3,866,360)	(3,834,399)
Income from recovery of credits written off as loss	845,709	397,618
GROSS INCOME FROM FINANCIAL OPERATIONS	7,083,980	7,111,344
OTHER OPERATING REVENUES (EXPENSES)	(2,495,877)	(3,982,037)
Banking service fees (Note 13d)	3,372,863	2,882,033
Asset management	598,914	494,633
Current account services	134,878	115,436
Credit cards	1,553,411	1,356,937
Sureties and credits granted	355,174	277,503
Receipt services	322,304	303,472
Other	408,182	334,052
Income from bank charges (Note 13e)	746,647	643,573
Result from insurance, pension plan and capitalization operations (Note 11c)	647,874	501,587
Personnel expenses (Note 13f)	(2,882,069)	(2,982,172)
Other administrative expenses (Note 13g)	(2,977,956)	(2,771,708)
Tax expenses (Notes 4o and 14a II)	(910,735)	(899,314)
Equity in earnings of affiliates and other investments (Note 15a III)	71,549	87,127
Other operating revenues (Note 13h)	347,673	263,934
Other operating expenses (Note 13i)	(911,723)	(1,707,097)
OPERATING INCOME	4,588,103	3,129,307
NON-OPERATING INCOME	19,456	(11,073)
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,607,559	3,118,234
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(1,060,948)	(848,931)
Due on operations for the period	(1,396,395)	(1,275,224)
Related to temporary differences	335,447	426,293
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(62,492)	(54,054)
MINORITY INTEREST IN SUBSIDIARIES (Note 16e)	(249,929)	(200,412)
NET INCOME	3,234,190	2,014,837
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,529,866,402	4,507,562,045
NET INCOME PER SHARE – R$	0.71	0.45
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 03/31)	11.69	9.98

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	(66,149)	546,987
NET INCOME WITHOUT NONRECURRING EFFECTS	3,168,041	2,561,824
NET INCOME PER SHARE – R$	0.70	0.57

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to 03/31/2010	01/01 to 03/31/2009
ADJUSTED NET INCOME	10,687,568	5,569,147
Net income	3,234,190	2,014,837
Adjustments to net income:	7,453,378	3,554,310
Granted options recognized	26,041	27,126
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	45,162	(2,050,473)
Allowance for loan losses	3,866,360	3,834,399
Results from operations with subordinated debt	506,451	517,300
Results from securitization of foreign payment orders	-	12,911
Financial expenses on technical provisions for pension plan and capitalization	896,163	1,026,715
Depreciation and amortization (Note 15b)	506,707	514,964
Adjustment to legal liabilities – tax and social security	1,746,652	550,244
Adjustment to provision for contingent liabilities	903,638	(309,132)
Deferred taxes	(335,447)	(426,293)
Equity in earnings of affiliates and other investments (Note 15a)	(36,090)	(25,379)
Income from available-for-sale securities	(738,222)	(1,025,924)
Income from held-to-maturity securities	(40,493)	59,082
Amortization of goodwill	-	539,963
(Income) loss from sale of investments	(166,326)	(818)
Minority interest	249,929	200,412
Other	22,853	109,213
CHANGE IN ASSETS AND LIABILITIES	(23,526,994)	27,684,176
(Increase) decrease in interbank investments	(5,578,303)	25,933,029
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(3,162,739)	4,688,232
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	(19,314,867)	378,678
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	1,796,946	810,365
(Increase) decrease in loan, lease and other credit operations	(10,952,975)	(1,481,149)
(Increase) decrease in other receivables and other assets	2,557,557	1,629,093
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	416,431	501,021
(Decrease) increase in deposits	(7,282,275)	(3,731,287)
(Decrease) increase in deposits received under securities repurchase agreements	16,099,851	3,151,182
(Decrease) increase in funds for issuance of securities	1,473,988	963,734
(Decrease) increase in borrowings and onlending	2,535,767	(4,137,507)
(Decrease) increase in credit card operations (assets/liabilities)	(1,669,910)	(1,187,606)
(Decrease) increase in securitization of foreign payment orders	-	(2,497,474)
(Decrease) increase in technical provision for insurance, pension plan and capitalization	895,866	(598,552)
(Decrease) increase in collection and payment of taxes and contributions	3,769,365	-
(Decrease) increase in other liabilities	(4,240,999)	4,217,670
(Decrease) increase in deferred income	11,381	10,507
Payment of income tax and social contribution	(882,078)	(965,760)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(12,839,426)	33,253,323

Interest on capital / dividends received from affiliated companies	9,541	1,617
Funds received from sale of available-for-sale securities	7,641,294	8,601,880
Funds received from redemption of held-to-maturity securities (Note 7e)	197	197
Disposal of assets not for own use	44,017	36,053
Disposal of investments	178,164	1,321
Payment of income tax and social contribution from sale of investments	(52,753)	(278)
Sale of fixed assets	19,389	26,309
Write-offs of intangible assets	67,937	-
Purchase of available-for-sale securities	(2,850,367)	(13,610,318)
Purchase of held-to-maturity securities	(95,674)	-
Net cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A.	-	(485,994)
Purchase of investments	(9,993)	(456)
Purchase of fixed assets	(327,705)	(294,709)
Purchase of intangible assets	(129,992)	(91,382)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	4,494,055	(5,815,760)

Increase (decrease) in subordinated debt	3,211,254	(35,720)
Change in minority interest	(120,452)	(158,207)
Granting of stock options	72,633	24,886
Purchase of treasury shares	-	(21)
Interest on capital paid	(2,708,057)	(2,125,435)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	455,378	(2,294,497)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,889,993)	25,143,066

Cash and cash equivalents at the beginning of the period	65,917,455	37,182,300
Cash and cash equivalents at the end of the period (Notes 4a and 5)	58,027,462	62,325,366

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2010	03/31/2009
INCOME	20,706,739	22,051,986
Financial operations	18,374,954	20,926,754
Banking services	4,119,510	3,525,606
Result from insurance, pension plan and capitalization operations	647,874	501,587
Result of allowance for loan losses (Note 8d)	(3,020,651)	(3,436,781)
Other	585,052	534,820
EXPENSES	(9,182,046)	(12,096,799)
Financial operations	(8,270,323)	(10,378,629)
Other	(911,723)	(1,718,170)
INPUTS PURCHASED FROM THIRD PARTIES	(2,465,857)	(2,248,217)
Materials, energy and others	(86,078)	(64,643)
Third-party services	(663,753)	(704,786)
Other	(1,716,026)	(1,478,788)
Data processing and telecommunications (Note 13g)	(739,308)	(642,775)
Advertising, promotions and publication (Note 13g)	(224,598)	(170,631)
Conservation and maintenance	(285,474)	(225,684)
Transportation (Note 13g)	(142,487)	(91,572)
Security (Note 13g)	(101,724)	(93,197)
Travel expenses (Note 13g)	(28,992)	(25,798)
Legal	(2,664)	(8,441)
Other	(190,779)	(220,690)
GROSS ADDED VALUE	9,058,836	7,706,970
DEPRECIATION AND AMORTIZATION (Note 13g)	(299,884)	(305,109)
NET ADDED VALUE PRODUCED BY THE COMPANY	8,758,952	7,401,861
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a III)	36,090	25,379
TOTAL ADDED VALUE TO BE DISTRIBUTED	8,795,042	7,427,240
DISTRIBUTION OF ADDED VALUE	8,795,042	7,427,240
Personnel	2,639,969	2,894,554
Compensation	2,071,338	2,407,114
Benefits	421,940	364,318
FGTS – Government severance pay fund	146,691	123,122
Taxes, fees and contributions	2,458,901	2,099,055
Federal	2,308,617	1,960,417
State	167	1,205
Municipal	150,117	137,433
Return on managed assets - Rent	212,053	218,382
Return on own assets	3,484,119	2,215,249
Dividends and interest on capital paid/provided for	1,089,982	878,177
Retained earnings (loss) for the period	2,144,208	1,136,660
Minority interest in retained earnings	249,929	200,412

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

	03/31/2010	03/31/2009
ASSETS

CURRENT ASSETS	1,009,454	8,178,614
CASH AND CASH EQUIVALENTS	267	161
INTERBANK INVESTMENTS (Notes 4b and 6)	142,011	7,403,783
Money market	142,011	203,783
Interbank deposits	-	7,200,000
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	30,892	-
Own portfolio	26,067	-
Pledged in guarantee	4,825	-
OTHER RECEIVABLES	834,955	773,264
Income receivable (Note 15a I)	126,397	179,871
Sundry (Note 13a)	708,558	593,393
OTHER ASSETS – Prepaid expenses (Note 4g)	1,329	1,406
LONG-TERM RECEIVABLES	10,179,288	99,440
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	10,148,426	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	5,937	24,072
Own portfolio	13	24,072
Pledged in guarantee	5,924	-
OTHER RECEIVABLES - Sundry (Note 13a)	24,925	75,368
PERMANENT ASSETS	58,433,470	54,449,792
INVESTMENTS	58,433,136	54,449,134
Investments in subsidiaries (Note 4h and 15a I)	58,432,729	54,448,727
Other	407	407
FIXED ASSETS (Note 4i)	334	658
TOTAL ASSETS	69,622,212	62,727,846
LIABILITIES

CURRENT LIABILITIES	1,056,964	1,310,472
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,215	67
OTHER LIABILITIES	1,054,749	1,310,405
Social and statutory (Note 16b II)	1,043,199	1,170,058
Tax and social security contributions (Note 14c)	3,832	80,006
Sundry	7,718	60,341
LONG-TERM LIABILITIES	3,497,602	1,120,764
DEPOSITS – Interbank deposits (Notes 4b and 10b)	3,108,237	841,866
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	-	1,092
OTHER LIABILITIES	389,365	277,806
Tax and social security contributions (Note 14c)	379,836	276,492
Sundry	9,529	1,314
STOCKHOLDERS’ EQUITY (Note 16)	65,067,646	60,296,610
Capital	45,000,000	29,000,000
Capital reserves	637,845	697,952
Revenue reserves	20,196,699	32,349,656
Asset valuation adjustment (Notes 4c, 4d and 7d)	172,193	(277,558)
(Treasury shares)	(939,091)	(1,473,440)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	69,622,212	62,727,846

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

	01/01 to 03/31/2010	01/01 to 03/31/2009
INCOME FROM FINANCIAL OPERATIONS	180,297	11,126
Securities and derivative financial instruments	180,297	11,126
EXPENSES ON FINANCIAL OPERATIONS	(34,014)	(12,298)
Money market	(34,014)	(12,298)
GROSS INCOME FROM FINANCIAL OPERATIONS	146,283	(1,172)
OTHER OPERATING REVENUES (EXPENSES)	2,097,453	1,797,182
Personnel expenses	(35,685)	(76,934)
Other administrative expenses	(11,144)	(9,642)
Tax expenses (Note 14a II)	(7,366)	(476)
Equity in earnings of subsidiaries (Note 15a I)	2,166,315	1,898,722
Other operating revenues (expenses)	(14,667)	(14,488)
OPERATING INCOME	2,243,736	1,796,010
NON-OPERATING INCOME	7,120	242
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	2,250,856	1,796,252
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	262,651	340,631
Due on operations for the period	(336)	(1,128)
Related to temporary differences	262,987	341,759
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976	(3,394)	(1,175)
NET INCOME	2,510,113	2,135,708
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,529,866,402	4,507,562,045
NET INCOME PER SHARE – R$	0.55	0.47
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 03/31	14.36	13.37

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22k)	(66,149)	55,621
NET INCOME WITHOUT NONRECURRING EFFECTS	2,443,964	2,191,329
NET INCOME PER SHARE – R$	0.54	0.49

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Treasury shares	-	(8,806)	(18,584)	-	-	52,255	24,865
Purchase of treasury shares	-	-	-	-	-	(21)	(21)
Granting of stock options – exercised options	-	(8,806)	(18,584)	-	-	52,276	24,886
Granting of options recognized	-	109,052	(81,926)	-	-	-	27,126
Change in adjustment to market value	-	-	-	146,159	-	-	146,159
Net income	-	-	-	-	2,135,708	-	2,135,708
Appropriations:
Legal reserve	-	-	106,785	-	(106,785)	-	-
Statutory reserves	-	-	1,150,746	-	(1,150,746)	-	-
Dividends and Interest on capital	-	-	-	-	(878,177)	-	(878,177)
BALANCES AT 03/31/2009	29,000,000	697,952	32,349,656	(277,558)	-	(1,473,440)	60,296,610
CHANGES IN THE PERIOD	-	100,246	1,157,021	146,159	-	52,255	1,455,681
BALANCES AT 01/01/2010	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
Treasury shares - Granting of stock options – exercised options	-	(28,955)	9,352	-	-	92,236	72,633
Granting of options recognized	-	26,041	-	-	-	-	26,041
Change in adjustment to market value	-	-	(3,935)	52,162	-	-	48,227
Addition to interest on capital and dividends paid on 03/01/2010 - Year 2009	-	-	(620)	-	-	-	(620)
Net income	-	-	-	-	2,510,113	-	2,510,113
Appropriations:
Legal reserve	-	-	125,506	-	(125,506)	-	-
Statutory reserves	-	-	1,295,245	-	(1,295,245)	-	-
Dividends and Interest on capital	-	-	-	-	(1,089,362)	-	(1,089,362)
BALANCES AT 03/31/2010	45,000,000	637,845	20,196,699	172,193	-	(939,091)	65,067,646
CHANGES IN THE PERIOD	-	(2,914)	1,425,548	52,162	-	92,236	1,567,032

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2010	03/31/2009
ADJUSTED NET INCOME (LOSS)	121,319	(63,156)
Net income	2,510,113	2,135,708
Adjustments to net income:	(2,388,794)	(2,198,864)
Granting of options recognized	26,041	27,126
Deferred taxes	(262,987)	(341,759)
Equity in earnings of subsidiaries (Note 15a I)	(2,166,315)	(1,898,722)
Amortization of goodwill	14,436	14,436
Other	31	55
CHANGE IN ASSETS AND LIABILITIES	336,309	(5,372,019)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(5,288)	(6,900,205)
(Increase) decrease in other receivables and other assets	336,932	698,036
Increase (decrease) in other liabilities	4,665	830,218
Payment of income tax and social contribution	-	(68)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	457,628	(5,435,175)

Interest on capital/dividends received	3,310,941	7,568,122
(Increase) decrease in interbank investments	(3,223,465)	-
(Purchase) sale of fixed assets	(9)	(160)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	87,467	7,567,962

Increase (decrease) in deposits	2,209,013	-
Granting of stock options	72,633	24,886
Purchase of treasury shares	-	(21)
Dividends and interest on capital paid	(2,708,057)	(2,125,435)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(426,411)	(2,100,570)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	118,684	32,217
Cash and cash equivalents at the beginning of the period	23,594	171,727
Cash and cash equivalents at the end of the period (Notes 4a and 5)	142,278	203,944

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	03/31/2010	03/31/2009
INCOME	430,723	339,703
Financial operations	180,297	11,126
Other	250,426	328,577
EXPENSES	(34,014)	(12,298)
Financial operations	(34,014)	(12,298)
INPUTS PURCHASED FROM THIRD PARTIES	(10,847)	(9,289)
Third-party services	(5,129)	(3,437)
Other	(5,718)	(5,852)
GROSS ADDED VALUE	385,862	318,116
DEPRECIATION AND AMORTIZATION	(31)	(55)
NET ADDED VALUE PRODUCED BY THE COMPANY	385,831	318,061
ADDED VALUE RECEIVED FROM TRANSFER (Note 15 a III)	2,166,315	1,898,722
TOTAL ADDED VALUE TO BE DISTRIBUTED	2,552,146	2,216,783
DISTRIBUTION OF ADDED VALUE	2,552,146	2,216,783
Personnel	38,234	69,268
Compensation	37,190	64,779
Benefits	770	3,885
FGTS – government severance pay fund	274	604
Taxes, fees and contributions	3,532	11,544
Federal	3,471	11,425
State	-	13
Municipal	61	106
Return on managed assets - Rent	267	263
Return on own assets	2,510,113	2,135,708
Dividends and interest on capital paid/provided for	1,089,982	878,177
Retained earnings (loss) for the period	1,420,131	1,257,531

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO MARCH 31, 2010 AND 2009

 (In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING)  is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Convergence into international accounting standards

The CMN Resolution No. 3,786, of September 24, 2009, and BACEN Circular No. 3,472, of October 23, 2009, established that from December 31, 2010 the financial institutions shall prepare and annually report their consolidated financial statements adopting the international financial reporting standards according to the pronouncements issued by the International Accounting Standard Board (IASB), translated into the Portuguese language by a Brazilian company registered with the International Accounting Standards Committee Foundation (IASC Foundation).

The accounting pronouncements issued by the Accounting Pronouncements Committee (CPC) and the respective international standards of IASB that will be adopted in the consolidated financial statements until the end of 2010 and may impact the stockholders’ equity and/or results are as follows:

•
CPC 2 (IAS 21) - Effects on changes in foreign exchange rates and conversion of financial statements: Effect on results from January 1 to March 31, 2010 (without effect on stockholders' equity) for allocation of foreign exchange variation in the stockholders' equity related to controlled companies using functional currency other than Real, basically represented by the Itaú Europa, Chile, Argentina, Uruguay and Paraguay units (Note 20).

•	CPC 11 (IFRS 2) – Insurance contracts: Management does not expect significant effects;

•	CPC 15 (IFRS 3) – Business combinations: In the period from January 1 to March 31, 2010, there was not any transaction that could exert significant effects;

•
CPC 24 (IAS 10) – Subsequent events: Dividends and interest on capital declared after the accounting period to which the financial statements refer, if these are above the minimum mandatory dividend they shall be reversed with effect on stockholders' equity (Note 16b I);

•	CPC 32 (IAS 12) – Taxes on income: Recognition of a credit in the stockholders’ equity of the opening balance sheet of an amount of deferred tax assets not recorded according to Note 14b IV;

•	CPC 33 (IAS 19) – Employee benefits: Recognition of a credit in the stockholders’ equity of the opening balance sheet of the surplus of benefit plans according to Note 19c;

•
CPC 38 (IAS 39) – Financial instruments: Recognition and Measurement – Loss on recoverable amount for not receiving financial assets: Review of the procedures adopted for setting up the Allowance for Loan Losses. The management does not expect an amount above that recorded in the allowance.

The other pronouncements shall basically impact the reporting of information.

c)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income including for comparability effects.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from transactions between the parent company and consolidated companies, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ  UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized up to December 31, 2009, in the periods when the investments were made,  in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	03/31/2010	03/31/2009
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.99
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.99	99.98
Banco Itaú Europa S.A.		Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	99.99
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(1)	Brazil	66.15	66.15
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	99.99	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(4)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	99.99	99.99
Itaú XL Seguros Corporativos S.A.	(3)	Brazil	50.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
Oca Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Porto Seguro S.A.	(5)	Brazil	30.00	-
Redecard S.A.	(6)	Brazil	50.00	50.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
(1)	Fully consolidated company from September 30, 2009;
(2)	Company with shared control included proportionally in consolidation;
(3)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO HOLDING;
(4)	It does not include Redeemable Preferred Shares (Note 10f);
(5)	Company controlled by Porto Seguro Itaú Unibanco Participações S.A. included proportionally in consolidation from December 31, 2009;
(6)	Company fully consolidated from March 31, 2009.

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at March 31, 2010, according to present regulation, are as follows:

	Financial system	Economic-financial
	Consolidated (1)	Consolidated (2)
Referential equity (3)	73,561,168	75,479,066
Basel ratio	17.4%	17.3%
Tier I	13.7%	13.8%
Tier II	3.7%	3.5%
Fixed assets ratio (4)	32.1%	15.6%
Excess capital in relation to fixed assets	14,179,147	25,964,024
(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution No. 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (17.3%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 6.3 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 18.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

From January 1, 2010, the operational risk portion started being considered at its full amount, pursuant to Circular No. 3.383.

CMN Resolution No. 3,825, of December 16, 2009, revokes, to take effect from April 1, 2010, Resolution No. 3,674, of December 30, 2008, which enables fully adding to Tier I the amount of the additional provision to the minimum percentages required by Resolution No. 2,682 of December 21, 1999. Should the revocation took immediate effect, the Basel ratio would be 16.2% for the Financial System Consolidated and 16.1% for the Economic-Financial Consolidated.

Circular No. 3,476, of December 28, 2009, sets forth that, for the Economic-Financial Consolidated, from June 30, 2010 an additional should be included in the Operational Risk Portion (POPR), through the use of a ratio based on the equity in earnings of subsidiary and affiliated companies. Should this additional be considered immediately, together with the other effects described in the previous paragraph, the Basel ratio of the Economic-Financial Consolidated would be 16.0%.

The Referential Equity used for calculation of ratios and composition of risk exposures at March 31, 2010 are as follows:

	Financial system		Economic-financial
	consolidated		consolidated
Stockholders' Equity Itaú Unibanco Holding S.A.(Consolidated)	52,974,532		52,974,532
Minority interests in subsidiaries	935,153		2,886,571
Consolidated stockholders’ equity (BACEN)	53,909,685		55,861,103
Preferred shares with clause of redemption excluded from Tier I	(700,126)		(700,126)
Additional provision for loan, lease and other operations	6,107,459		6,104,000
Revaluation reserves excluded from Tier I	(7)		(7)
Deferred permanent assets excluded from Tier I	(485,117)		(490,256)
Deferred tax assets excluded from Tier I	(580,094)		(605,016)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(172,193)		(172,160)
Tier I	58,079,607		59,997,538
Preferred shares with clause of redemption	560,101		560,101
Subordinated debt	14,782,021		14,782,021
Revaluation reserves	7		7
Adjustment to market value -securities and derivative financial instruments	172,193		172,160
Tier II	15,514,322		15,514,289
Tier I + Tier II	73,593,929		75,511,827
Exclusions:
Funding instruments issued by financial institutions	(32,761)		(32,761)
Referential equity	73,561,168		75,479,066
Risk exposure:
Credit	42,947,293	92.3%	44,503,744	92.5%
Securities	2,217,879	4.8%	2,362,184	4.9%
Loan operations - Retail	9,245,337	19.9%	9,150,608	19.0%
Loan operations – Non-retail	13,036,628	28.0%	13,063,167	27.2%
Joint obligations - Retail	6,845	0.0%	6,845	0.0%
Joint obligations – Non-retail	3,506,301	7.5%	3,499,495	7.3%
Loan commitments - Retail	2,100,198	4.5%	2,062,081	4.3%
Loan commitments – Non-retail	1,407,842	3.0%	1,408,233	2.9%
Other exposures	11,426,263	24.5%	12,951,131	26.9%
Operational	2,662,186	5.7%	2,662,186	5.5%
Retail	421,084	0.9%	421,084	0.9%
Commercial	762,287	1.6%	762,287	1.6%
Corporate finance	70,742	0.2%	70,742	0.1%
Negotiation and sales	816,589	1.8%	816,589	1.7%
Payments and settlements	259,881	0.6%	259,881	0.5%
Financial agent services	104,270	0.2%	104,270	0.2%
Asset management	205,678	0.4%	205,678	0.4%
Retail brokerage	20,321	0.0%	20,321	0.0%
Business plans	1,334	0.0%	1,334	0.0%
Market	945,407	2.0%	948,820	2.0%
Operations subject to interest rate variation	591,133	1.3%	592,260	1.2%
Fixed rate denominated in Real	89,628	0.2%	87,525	0.2%
Foreign currency coupon	203,915	0.4%	207,145	0.4%
Price index coupon	255,593	0.5%	255,593	0.5%
Interest rate coupon	41,997	0.1%	41,997	0.1%
Operations subject to commodity price variation	62,472	0.1%	62,472	0.1%
Operations subject to stock price variation	291,802	0.6%	294,088	0.6%
Required Referential Equity	46,554,886	100.0%	48,114,750	100.0%
Excess capital in relation to Required Referential Equity	27,006,282	58.0%	27,364,316	56.9%
Exposure weighted by Risk	423,226,232		437,406,820

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential	Weighted		Referential	Weighted
	equity	exposure	Effect	equity	exposure	Effect

Ratio at 12/31/2009	68,432,521	402,713,393	17.0%	70,514,408	422,840,336	16.7%
Result of the period	3,261,333		0.8%	3,466,394		0.8%
Interest on capital and dividends	(1,089,982)		-0.2%	(1,089,982)		-0.2%
Granting of options recognized	28,806		0.0%	28,806		0.0%

Granting of stock options – exercised options in the period	69,868		0.0%	69,868		0.0%
Asset valuation adjustment	48,227		0.0%	48,227		0.0%
Subordinated debt and redeemable preferred shares	2,625,157		0.7%	2,625,157		0.6%
Deferred assets excluded from Tier I of referential equity	84,535	84,535	0.0%	85,606	85,606	0.0%
Other changes in referential equity	100,703		0.0%	(269,418)		0.0%
Changes in risk exposure		20,428,304	-0.9%		14,480,878	-0.6%
Ratio at 03/31/2010	73,561,168	423,226,232	17.4%	75,479,066	437,406,820	17.3%

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of March 31, 2010  the regulatory capital required was R$ 915,404 for an existing adjusted stockholders’ equity of R$ 3,085,934.

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001.    Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income .

•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity .  The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, lease and other credit operations (Operations with credit granting characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders.  The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for loan losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are :

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais.    Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable . For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purposes, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations.  Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates.

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts.  The recognition in income will occur on the due date of the installments.

k)
Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Reduction to the recoverable value of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually at the end of each year.

m)
Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred.  Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008 .

II.I-	Insurance:

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study.

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension Plan and Individual life with living benefits – correspond to liabilities assumed such as retirement plans, disability, pension and annuity :

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized at the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III -	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

n)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, for effectsof the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for   in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at   9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	03/31/2010	03/31/2009
Cash and cash equivalents	11,248,557	13,061,613
Interbank deposits	5,035,694	6,989,423
Securities purchased under agreements to resell – Funded position	41,743,211	42,274,330
TOTAL	58,027,462	62,325,366

In ITAÚ UNIBANCO HOLDING it is composed of the following:
	03/31/2010	03/31/2009
Cash and cash equivalents	267	161
Securities purchased under agreements to resell – Funded position	142,011	203,783
TOTAL	142,278	203,944

NOTE 6 - INTERBANK INVESTMENTS

	03/31/2010						03/31/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	100,153,463	15,875,284	71,443	2,667,745	118,767,935	87.2	103,342,720	81.7
Funded position (*)	43,268,124	7,515,391	71,443	2,667,708	53,522,666	39.3	42,274,330	33.4
Financed position	55,022,883	3,225,083	-	37	58,248,003	42.8	60,918,222	48.2
With free movement	802,329	723,829	-	-	1,526,158	1.1	1,495,519	1.2
Without free movement	54,220,554	2,501,254	-	37	56,721,845	41.6	59,422,703	47.0
Short position	1,862,456	5,134,810	-	-	6,997,266	5.1	150,168	0.1
Money market – Assets Guaranteeing Technical Provisions - SUSEP	-	1,250,813	264,488	2,119,538	3,634,839	2.7	2,014,112	1.6
Interbank deposits	5,717,314	5,451,145	2,220,075	438,382	13,826,916	10.1	21,184,727	16.7
TOTAL	105,870,777	22,577,242	2,556,006	5,225,665	136,229,690		126,541,559
% per maturity term	77.7	16.6	1.9	3.8
TOTAL – 03/31/2009	96,554,313	19,577,605	6,241,161	4,168,480	126,541,559
% per maturity term	76.3	15.5	4.9	3.3
(*)
Includes R$ 9,419,393 (R$ 9,646,946 at 03/31/2009) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 03/31/2010, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 142,011 (R$ 203,783 at 03/31/2009) and Interbank deposits over 365 days amounting to R$ 10,148,426 (from 181 to 365 days - R$ 7,200,000 at 03/31/2009).

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	03/31/2010											03/31/2009
		Provision for adjustment
		to market value with
		impact on:
			Stockholders'								Over 720
	Cost	Results	equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	40,733,856	101,784	261,231	41,096,871	33.9	405,801	1,598,085	3,636,389	5,968,358	8,189,478	21,298,760	51,958,368
Financial Treasury Bills	17,539,158	(10)	576	17,539,724	14.5	76,106	1,433,706	639,310	3,221,511	1,783,013	10,386,078	16,520,160
National Treasury Bills	4,284,130	2,091	168	4,286,389	3.5	193,705	-	414,272	1,354,954	2,322,783	675	17,497,676
National Treasury Notes	16,042,965	74,464	139,824	16,257,253	13.4	11,669	151,949	2,325,621	715,731	3,790,226	9,262,057	13,589,421
National Treasury/Securitization	620,108	24,924	(25,547)	619,485	0.5	2,079	9,314	253,685	19,278	24,227	310,902	217,085
Brazilian External Debt Bonds	2,241,770	315	146,266	2,388,351	2.0	118,406	3,116	2,476	656,884	268,997	1,338,472	4,084,827
Investment in Non-exclusive Funds	3,836	-	-	3,836	-	3,836	-	-	-	-	-	46,781
Other	1,889	-	(56)	1,833	-	-	-	1,025	-	232	576	2,418
GOVERNMENT SECURITIES - ABROAD	7,948,867	27,289	16,583	7,992,739	6.7	275,847	2,190,451	990,526	3,113,817	932,859	489,239	13,887,964
Portugal	25,337	-	110	25,447	-	-	25,447	-	-	-	-	289,163
Austria	-	-	-	-	-	-	-	-	-	-	-	1,248,072
Argentina	233,127	2,575	-	235,702	0.1	42,853	24,426	37,392	25,619	24,442	80,970	265,353
Central Bank	58,801	968	-	59,769	-	38,289	7,698	9,208	2,290	-	2,284	242,278
National Treasury	174,326	1,607	-	175,933	0.1	4,564	16,728	28,184	23,329	24,442	78,686	23,075
Russia	62	-	-	62	-	-	-	-	-	-	62	-
Denmark	1,475,050	-	(9,219)	1,465,831	1.2	-	689,792	164,832	176,935	434,272	-	2,221,222
Spain	1,466,893	-	1,030	1,467,923	1.2	-	1,020,466	-	87,100	360,357	-	3,713,730
Korea	2,034,602	-	15,012	2,049,614	1.9	-	-	-	2,049,614	-	-	2,000,751
Chile	1,193,711	6	7,546	1,201,263	1.0	157,186	291,601	431,176	272,642	12,487	36,171	1,783,080
Paraguay	443,754	-	-	443,754	0.4	32,182	51,229	107,000	138,928	60,391	54,024	372,624
Uruguay	704,696	201	1,686	706,583	0.6	43,591	87,395	236,300	308,610	11,783	18,904	332,530
United States	341,271	24,651	412	366,334	0.3	-	-	12,115	53,326	17,838	283,055	1,201,681
Norway	-	-	-	-	-	-	-	-	-	-	-	347,805
Mexico	12,347	(81)	-	12,266	-	17	1	113	1,043	2,574	8,518	110,820
Other	18,017	(63)	6	17,960	-	18	94	1,598	-	8,715	7,535	1,133
CORPORATE SECURITIES	23,462,871	254,103	251,006	23,967,980	19.7	6,318,696	1,525,261	2,828,378	1,881,654	2,888,977	8,525,014	27,998,377
Eurobonds and other	3,362,300	9,031	71,828	3,443,159	2.8	72,874	132,921	142,922	145,690	544,151	2,404,601	3,414,439
Bank Deposit Certificates	2,215,060	-	424	2,215,484	1.8	38,020	10,361	494,959	597,491	416,734	657,919	2,936,029
Shares	3,724,054	189,124	33,268	3,946,446	3.3	3,946,446	-	-	-	-	-	3,766,255
Debentures	6,201,702	1,257	24,386	6,227,345	5.1	392,753	838,028	973,807	1,016,601	1,665,475	1,340,681	5,430,424
Promissory Notes	1,729,703	-	143	1,729,846	1.4	87,618	494,608	1,147,620	-	-	-	2,081,114
Quotas of runds	1,682,176	52,671	13,155	1,748,002	1.4	1,744,223	-	-	-	-	3,779	6,290,894
Fixed income	866,891	20,811	6,224	893,926	0.7	890,147	-	-	-	-	3,779	4,936,615
Credit rights	741,258	-	-	741,258	0.6	741,258	-	-	-	-	-	934,814
Variable income	74,027	31,860	6,931	112,818	0.1	112,818	-	-	-	-	-	419,465
Securitized real estate loans	4,507,171	2,020	107,684	4,616,875	3.8	36,762	49,343	62,676	121,840	238,526	4,107,728	3,794,552
Other	40,705	-	118	40,823	0.1	-	-	6,394	32	24,091	10,306	284,670
PGBL/VGBL FUND QUOTAS (1)	40,152,632	-	-	40,152,632	33.1	40,152,632	-	-	-	-	-	32,334,342
SUBTOTAL - SECURITIES	112,298,226	383,176	528,820	113,210,222	93.3	47,152,976	5,313,797	7,455,293	10,963,829	12,011,314	30,313,013	126,179,051
Trading securities	74,624,961	383,176	-	75,008,137	61.8	43,008,896	1,140,307	4,192,807	2,966,842	7,698,822	16,000,463	72,033,838
Available-for-sale securities	35,107,445	-	528,820	35,636,265	29.4	4,143,975	4,170,264	3,251,172	7,843,693	4,068,798	12,158,363	49,832,324
Held-to-maturity securities (2)	2,565,820	-	-	2,565,820	2.1	105	3,226	11,314	153,294	243,694	2,154,187	4,312,889
DERIVATIVE FINANCIAL INSTRUMENTS	8,208,425	(43,695)	(2,890)	8,161,840	6.6	1,411,123	1,109,948	902,592	1,143,425	1,117,684	2,477,068	10,069,270
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	120,506,651	339,481	525,930	121,372,062	100.0	48,564,099	6,423,745	8,357,885	12,107,254	13,128,998	32,790,081	136,248,321
						40.0%	5.3%	6.9%	10.0%	10.8%	27.0%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(7,403,647)	(39,091)	-	(7,442,738)	100.1	(1,166,799)	(896,383)	(678,878)	(1,000,589)	(1,208,554)	(2,491,535)	(9,030,817)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to liabilities in Pension Plan Technical Provisions, presented in long-term liabilities, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 398,178 (R$ 454,887 at 03/31/2009), according to Note 7e.

b)	Summary by portfolio

	03/31/2010
		Restricted to			Assets
						guaranteeing
					Derivative	technical
		Repurchase	Pledging of		financial	provisions (Note
	Own portfolio	agreements	guarantees (1)	Central Bank (2)	instruments	11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	15,334,159	7,905,920	8,403,387	4,388,441	-	5,064,964	41,096,871
Financial Treasury Bills	5,936,593	3,738,806	3,998,199	2,365,046	-	1,501,080	17,539,724
National Treasury Bills	597,501	1,730,117	644,592	942,463	-	371,716	4,286,389
National Treasury Notes	6,200,691	2,045,519	3,760,596	1,080,932	-	3,169,515	16,257,253
National Treasury/Securitization	619,485	-	-	-	-	-	619,485
Brazilian External Debt Bonds	1,974,220	391,478	-	-	-	22,653	2,388,351
Investments in Non-exclusive Funds	3,836	-	-	-	-	-	3,836
Other	1,833	-	-	-	-	-	1,833
GOVERNMENT SECURITIES - ABROAD	5,781,607	35,020	2,172,345	-	-	3,767	7,992,739
Portugal	25,447	-	-	-	-	-	25,447
Argentina	235,702	-	-	-	-	-	235,702
Central Bank	59,769	-	-	-	-	-	59,769
National Treasury	175,933	-	-	-	-	-	175,933
Russia	62	-	-	-	-	-	62
Denmark	611,207	-	854,624	-	-	-	1,465,831
Spain	542,977	-	924,946	-	-	-	1,467,923
Korea	1,677,046	-	372,568	-	-	-	2,049,614
Chile	1,162,516	34,980	-	-	-	3,767	1,201,263
Paraguay	443,754	-	-	-	-	-	443,754
Uruguay	706,543	40	-	-	-	-	706,583
United States	346,127	-	20,207	-	-	-	366,334
Mexico	12,266	-	-	-	-	-	12,266
Other	17,960	-	-	-	-	-	17,960
CORPORATE SECURITIES	19,201,780	1,835,932	45,604	-	-	2,884,664	23,967,980
Eurobonds and other	2,633,775	800,479	8,905	-	-	-	3,443,159
Bank Deposit Certificates	374,469	-	2,276	-	-	1,838,739	2,215,484
Shares	3,912,023	-	34,423	-	-	-	3,946,446
Debentures	4,213,487	1,035,453	-	-	-	978,405	6,227,345
Promissory Notes	1,729,846	-	-	-	-	-	1,729,846
Quotas of funds	1,705,218	-	-	-	-	42,784	1,748,002
Fixed income	890,273	-	-	-	-	3,653	893,926
Credit rights	702,127	-	-	-	-	39,131	741,258
Variable income	112,818	-	-	-	-	-	112,818
Securitized real estate loans	4,592,139	-	-	-	-	24,736	4,616,875
Other	40,823	-	-	-	-	-	40,823
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	40,152,632	40,152,632
SUBTOTAL - SECURITIES	40,317,546	9,776,872	10,621,336	4,388,441	-	48,106,027	113,210,222
Trading securities	15,392,716	5,455,921	6,292,823	3,481,519	-	44,385,158	75,008,137
Available-for-sale securities	24,424,741	4,193,609	4,290,410	906,922	-	1,820,583	35,636,265
Held-to-maturity securities	500,089	127,342	38,103	-	-	1,900,286	2,565,820
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	8,161,840	-	8,161,840
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	40,317,546	9,776,872	10,621,336	4,388,441	8,161,840	48,106,027	121,372,062
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 03/31/2009	54,656,138	4,547,798	14,482,648	10,882,939	10,069,270	41,609,528	136,248,321
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	03/31/2010										03/31/2009
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	26,726,756	101,784	26,828,540	35.8	331,125	918,772	3,609,744	2,169,241	6,555,954	13,243,704	30,046,502
Financial Treasury Bills	10,275,665	(10)	10,275,655	13.7	64,638	758,462	623,195	191,775	779,143	7,858,442	9,195,478
National Treasury Bills	4,230,643	2,091	4,232,734	5.6	187,707	-	414,272	1,307,297	2,322,783	675	13,027,049
National Treasury Notes	11,529,972	74,464	11,604,436	15.5	11,017	150,892	2,316,126	521,918	3,297,074	5,307,409	7,439,187
National Treasury/Securitization	337,084	24,924	362,008	0.5	2,079	9,314	253,685	19,278	24,227	53,425	101,425
Brazilian External Debt Bonds	349,556	315	349,871	0.5	61,848	104	2,466	128,973	132,727	23,753	236,094
Investments in Non-exclusive Funds	3,836	-	3,836	-	3,836	-	-	-	-	-	46,781
Other	-	-	-	-	-	-	-	-	-	-	488
GOVERNMENT SECURITIES - ABROAD	612,735	27,289	640,024	0.8	53,004	26,333	54,828	85,439	39,947	380,473	2,662,707
Argentina	232,623	2,575	235,198	0.3	42,853	24,426	37,392	25,619	24,442	80,466	264,490
Central Bank	58,801	968	59,769	0.1	38,289	7,698	9,208	2,290	-	2,284	242,278
National Treasury	173,822	1,607	175,429	0.2	4,564	16,728	28,184	23,329	24,442	78,182	22,212
Russia	62	-	62	-	-	-	-	-	-	62	-
Spain	-	-	-	-	-	-	-	-	-	-	431,328
Korea	-	-	-	-	-	-	-	-	-	-	300,114
Chile	3,877	6	3,883	-	-	2	3,715	160	-	6	-
Paraguay	-	-	-	-	-	-	-	-	-	-	372,624
Uruguay	22,273	201	22,474	-	10,116	1,810	-	5,291	4,216	1,041	4,971
United States	323,740	24,651	348,391	0.5	-	-	12,010	53,326	-	283,055	1,177,502
Mexico	12,347	(81)	12,266	-	17	1	113	1,043	2,574	8,518	110,820
Other	17,813	(63)	17,750	-	18	94	1,598	-	8,715	7,325	858
CORPORATE SECURITIES	7,132,838	254,103	7,386,941	9.9	2,472,135	195,202	528,235	712,162	1,102,921	2,376,286	6,990,287
Eurobonds and other	1,336,261	9,031	1,345,292	1.9	7,760	47,859	19,661	77,628	160,053	1,032,331	558,636
Bank Deposit Certificates	2,000,863	-	2,000,863	2.7	29,695	10,068	494,959	497,316	410,933	557,892	2,114,011
Shares	1,368,360	189,124	1,557,484	2.1	1,557,484	-	-	-	-	-	895,803
Debentures	1,571,267	1,257	1,572,524	2.1	1,130	137,020	13,239	131,849	525,820	763,466	1,253,338
Promissory Notes	-	-	-	-	-	-	-	-	-	-	72,234
Quotas of funds	823,266	52,671	875,937	1.1	875,937	-	-	-	-	-	2,051,651
Fixed income	742,529	20,811	763,340	0.9	763,340	-	-	-	-	-	1,823,195
Credit rights	42,693	-	42,693	0.1	42,693	-	-	-	-	-	186,966
Variable income	38,044	31,860	69,904	0.1	69,904	-	-	-	-	-	41,490
Securitized real estate loans	32,821	2,020	34,841	-	129	255	376	5,369	6,115	22,597	37,852
Other	-	-	-	-	-	-	-	-	-	-	6,762
PGBL/VGBL FUND QUOTAS	40,152,632	-	40,152,632	53.5	40,152,632	-	-	-	-	-	32,334,342
Total	74,624,961	383,176	75,008,137	100.0	43,008,896	1,140,307	4,192,807	2,966,842	7,698,822	16,000,463	72,033,838
% per maturity term					57.3%	1.5%	5.6%	4.0%	10.3%	21.3%
Total 03/31/2009	71,493,753	540,085	72,033,838	100.0	37,193,143	2,338,162	3,670,699	9,823,656	5,550,518	13,457,660
% per maturity term					51.7%	3.2%	5.1%	13.6%	7.7%	18.7%

At March 31, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities amounting to R$ 5,414 with maturity over 365 days.

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	03/31/2010										03/31/2009
		Adjustment to
		market value
		(in
		stockholders'								Over 720
	Cost	equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	11,695,801	261,231	11,957,032	33.5	74,676	676,301	18,442	3,663,620	1,482,951	6,041,042	17,964,986
Financial Treasury Bills	7,263,493	576	7,264,069	20.4	11,468	675,244	16,115	3,029,736	1,003,870	2,527,636	7,324,682
National Treasury Bills	53,487	168	53,655	0.2	5,998	-	-	47,657	-	-	4,470,627
National Treasury Notes	2,443,475	139,824	2,583,299	7.2	652	1,057	1,292	58,316	477,915	2,044,067	3,765,694
National Treasury/Securitization	283,024	(25,547)	257,477	0.7	-	-	-	-	-	257,477	115,660
Brazilian External Debt Bonds	1,650,433	146,266	1,796,699	5.0	56,558	-	10	527,911	934	1,211,286	2,286,393
Other	1,889	(56)	1,833	-	-	-	1,025	-	232	576	1,930
GOVERNMENT SECURITIES - ABROAD	7,319,147	16,583	7,335,730	20.7	222,843	2,164,118	935,549	3,028,378	892,912	91,930	11,203,303
Portugal	25,337	110	25,447	0.1	-	25,447	-	-	-	-	289,163
Austria	-	-	-	-	-	-	-	-	-	-	1,248,072
Argentina - National Treasury	504	-	504	-	-	-	-	-	-	504	863
Denmark	1,475,050	(9,219)	1,465,831	4.1	-	689,792	164,832	176,935	434,272	-	2,221,222
Spain	1,466,893	1,030	1,467,923	4.1	-	1,020,466	-	87,100	360,357	-	3,282,402
Korea	2,034,602	15,012	2,049,614	5.8	-	-	-	2,049,614	-	-	1,700,637
Chile	1,189,834	7,546	1,197,380	3.4	157,186	291,599	427,461	272,482	12,487	36,165	1,783,080
Paraguay	443,754	-	443,754	1.2	32,182	51,229	107,000	138,928	60,391	54,024	-
Uruguay	665,438	1,686	667,124	1.9	33,475	85,585	236,151	303,319	7,567	1,027	305,880
United States	17,531	412	17,943	0.1	-	-	105	-	17,838	-	24,179
Norway	-	-	-	-	-	-	-	-	-	-	347,805
Other	204	6	210	-	-	-	-	-	-	210	-
CORPORATE SECURITIES	16,092,497	251,006	16,343,503	45.9	3,846,456	1,329,845	2,297,181	1,151,695	1,692,935	6,025,391	20,664,035
Eurobonds and other	1,841,426	71,828	1,913,254	5.4	65,114	85,062	120,628	68,062	292,483	1,281,905	2,587,991
Bank Deposit Certificates	214,197	424	214,621	0.6	8,325	293	-	100,175	5,801	100,027	822,018
Shares	2,355,694	33,268	2,388,962	6.7	2,388,962	-	-	-	-	-	2,870,440
Debentures	4,583,195	24,386	4,607,581	12.9	391,518	700,794	960,239	866,955	1,138,149	549,926	4,108,281
Promissory Notes	1,729,703	143	1,729,846	4.9	87,618	494,608	1,147,620	-	-	-	2,008,880
Quotas of funds	858,910	13,155	872,065	2.5	868,286	-	-	-	-	3,779	4,239,242
Fixed income	124,362	6,224	130,586	0.4	126,807	-	-	-	-	3,779	3,113,420
Credit rights	698,565	-	698,565	2.0	698,565	-	-	-	-	-	747,848
Variabel income	35,983	6,931	42,914	0.1	42,914	-	-	-	-	-	377,974
Securitized real estate loans	4,468,667	107,684	4,576,351	12.8	36,633	49,088	62,300	116,471	232,411	4,079,448	3,749,446
Other	40,705	118	40,823	0.1	-	-	6,394	32	24,091	10,306	277,737
TOTAL	35,107,445	528,820	35,636,265	100.1	4,143,975	4,170,264	3,251,172	7,843,693	4,068,798	12,158,363	49,832,324
Adjustment of securities reclassified in prior years to the held-to- maturity category		15,088			11.5%	11.7%	9.2%	22.0%	11.4%	34.1%
Accounting adjustment - hedge - Circular No. 3,082		(127,480)
Deferred taxes		(159,845)
Minority interest in subsidiaries		(146)
Adjustment of securities of unconsolidated affiliates		(84,244)
ADJUSTMENT TO MARKET VALUE – SECURITIES –03/31/2010		172,193
TOTAL 03/31/2009	49,638,248	194,076	49,832,324	100.0	10,736,283	2,878,579	2,995,364	9,509,764	8,073,263	15,639,071
Adjustments of securities reclassified in prior years to the held-to- maturity category		19,815			21.5%	5.8%	6.0%	19.1%	16.2%	31.4%
Accounting adjustment - hedge - Circular No. 3,082		(480,994)
Deferred taxes		87,970
Minority interest in subsidiaries		22
Adjustment of securities of unconsolidated affiliates		(98,447)
ADJUSTMENT TO MARKET VALUE – SECURITIES –03/31/2009		(277,558)
At March 31, 2010, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 31,415 (R$ 24,072 at March 31, 2009), of which the National Treasury Notes amount to R$ 25,478 (R$ 24,072 at March 31, 2009) with maturity between 181 and 365 days, and R$ 5,937 in Financial Treasury Bills, with maturity over 365 days.

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 15,088 (R$ 19,815 at 03/31/2009) included at March 31, 2010, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 398,178 (R$454,887 at 03/31/2009) at March 31, 2010.

	03/31/2010								03/31/2009
									Carrying
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	value
GOVERNMENT SECURITIES - DOMESTIC	2,311,299	90.1	-	3,012	8,203	135,497	150,573	2,014,014	3,946,880
National Treasury Notes (*)	2,069,518	80.7	-	-	8,203	135,497	15,237	1,910,581	2,384,540
Brazilian External Debt Bonds	241,781	9.4	-	3,012	-	-	135,336	103,433	1,562,340
GOVERNMENT SECURITIES - ABROAD	16,985	0.7	-	-	149	-	-	16,836	21,954
Uruguay	16,985	0.7	-	-	149	-	-	16,836	21,679
Other	-	-	-	-	-	-	-	-	275
CORPORATE SECURITIES	237,536	9.2	105	214	2,962	17,797	93,121	123,337	344,055
Eurobonds and other	184,613	7.2	-	-	2,633	-	91,615	90,365	267,812
Shares	-	-	-	-	-	-	-	-	12
Debentures (*)	47,240	1.8	105	214	329	17,797	1,506	27,289	68,805
Quotas of funds - Variable income	-	-	-	-	-	-	-	-	1
Securitized real estate loans (*)	5,683	0.2	-	-	-	-	-	5,683	7,254
Other	-	-	-	-	-	-	-	-	171
Total	2,565,820	100.0	105	3,226	11,314	153,294	243,694	2,154,187	4,312,889
% per maturity term			0.0%	0.1%	0.4%	6.0%	9.5%	84.0%
Total 03/31/2009	4,312,889	100.0	29,428	11,800	49,857	159,092	350,505	3,712,207
% per maturity term			0.6%	0.3%	1.2%	3.7%	8.1%	86.1%
(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,388,510 (R$ 1,285,694 at 03/31/2009);

f)	Realized and unrealized gain of securities portfolio

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Gain (loss) - Trading securities	86,059	282,401
Gain (loss) – Available-for-sale securities	291,409	90,361
Total realized gain	377,468	372,762
Adjustment to market value of trading securities	58,183	88,757
Total	435,651	461,519

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business  with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBovespa or at the CETIP S.A. - OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges.  It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at March 31, 2010, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7.338.585 (R$ 16.017.763 at 03/31/2009) and was basically composed of government securities.

			Balance sheet account
			receivable /
	Memorandum account		(received)(payable) /	Adjustment to market
	Notional amount		paid	value (in results)	Market value
	03/31/2010	03/31/2009	03/31/2010	03/31/2010	03/31/2010	03/31/2009
Futures contracts	249,427,627	241,216,644	155,503	35,448	190,951	334,578
Purchase commitments	87,315,167	94,535,533	(27,291)	44,843	17,552	256,852
Foreign currency	4,216,555	16,016,170	(4,517)	34,542	30,025	276,008
Interbank market	67,764,301	68,369,828	(4,777)	8,867	4,090	(519)
Indices	13,938,201	9,622,586	(17,997)	971	(17,026)	5,733
Securities	1,156,751	480,227	-	17	17	283
Commodities	239,359	46,722	-	446	446	(24,653)
Commitments to sell	162,112,460	146,681,111	182,794	(9,395)	173,399	77,726
Foreign currency	14,038,686	22,385,432	63,621	(10,709)	52,912	(54,513)
Interbank market	113,115,666	94,906,026	11,807	(125)	11,682	(4,027)
Indices	28,213,878	28,557,370	94,022	2,229	96,251	107,903
Securities	2,975,689	819,178	4,135	(788)	3,347	(277)
Commodities	3,758,888	13,105	9,033	(2)	9,031	28,640
Other	9,653	-	176	-	176	-
Swap contracts			101,099	91,335	192,434	510,562
Asset position	67,897,411	71,180,310	1,806,954	675,040	2,481,994	3,062,976
Foreign currency	7,967,572	13,766,189	44,305	62,931	107,236	1,367,870
Interbank market	27,055,402	35,645,440	997,050	17,887	1,014,937	626,373
Fixed rate	12,856,673	7,650,902	211,661	147,856	359,517	361,609
Floating rate	3,348,535	3,241,759	(440)	1,469	1,029	12,903
Indices	16,578,408	10,245,173	546,497	444,877	991,374	675,864
Securities	8,979	58,937	3,677	(993)	2,684	17,463
Commodities	81,408	109,523	4,204	1,013	5,217	891
Other	434	462,387	-	-	-	3
Liability position	67,796,312	70,566,685	(1,705,855)	(583,705)	(2,289,560)	(2,552,414)
Foreign currency	10,789,680	18,738,754	(265,895)	(11,279)	(277,174)	(942,309)
Interbank market	20,618,248	19,599,247	(680,863)	85,483	(595,380)	(64,414)
Fixed rate	11,241,187	14,448,656	(108,665)	(194,809)	(303,474)	(587,413)
Floating rate	8,322,822	3,217,998	(14,244)	278	(13,966)	(263,560)
Indices	16,660,228	13,992,984	(618,384)	(462,642)	(1,081,026)	(682,812)
Securities	-	30,353	-	-	-	(11,881)
Commodities	123,603	76,439	(17,804)	(736)	(18,540)	(1)
Other	40,544	462,254	-	-	-	(24)
Option contracts	2,096,288,621	525,580,552	261,399	(194,955)	66,444	(1,337,471)
Purchase commitments – long position	596,170,256	178,317,075	1,250,976	(500,750)	750,226	1,925,815
Foreign currency	25,040,056	54,908,745	617,919	(303,868)	314,051	1,772,873
Interbank market	486,180,997	13,922,215	336,539	(156,029)	180,510	28,460
Fixed rate	-	7,000	-	-	-	1,356
Floating rate	49,832	-	281	(39)	242	-
Indices	82,994,063	109,303,732	210,037	(61,027)	149,010	95,440
Securities	1,431,190	99,877	63,790	7,219	71,009	24,795
Commodities	474,118	75,506	22,410	12,994	35,404	2,891
Commitments to sell – long position	567,071,491	116,145,283	892,153	(189,717)	702,436	1,147,059
Foreign currency	14,787,774	11,232,019	262,850	(88,801)	174,049	100,268
Interbank market	454,690,012	102,942	131,261	(65,058)	66,203	20,492
Indices	95,101,043	103,686,069	57,151	(25,052)	32,099	655,855
Securities	2,212,501	910,531	429,441	(10,625)	418,816	335,651
Commodities	280,161	213,722	11,450	(181)	11,269	34,793
Purchase commitments – short position	379,491,155	107,535,084	(1,339,112)	491,514	(847,598)	(2,293,523)
Foreign currency	22,246,951	42,185,824	(706,514)	305,939	(400,575)	(2,122,777)
Interbank market	256,251,836	13,801,953	(285,752)	132,192	(153,560)	(17,480)
Indices	99,353,687	51,417,635	(292,851)	58,616	(234,235)	(146,532)
Securities	1,429,442	64,135	(41,290)	(2,781)	(44,071)	(5,718)
Commodities	209,239	65,537	(12,705)	(2,452)	(15,157)	(1,016)
Commitments to sell – short position	553,555,719	123,583,110	(542,618)	3,998	(538,620)	(2,116,822)
Foreign currency	16,262,130	28,192,426	(254,522)	(80,912)	(335,434)	(1,441,561)
Interbank market	470,421,352	30,776	(161,024)	43,442	(117,582)	(25,106)
Fixed rate	-	-	-	-	-	(10,098)
Indices	66,213,288	95,259,598	(90,928)	31,175	(59,753)	(610,825)
Securities	533,577	79,996	(20,412)	(1,299)	(21,711)	(15,634)
Commodities	125,372	20,314	(15,732)	11,592	(4,140)	(13,598)
Forward contracts	2,988,875	471,990	281,257	307	281,564	441,384
Purchases receivable	1,289,160	29,851	1,288,556	(317)	1,288,239	4,697
Foreign currency	-	29,851	-	-	-	4,697
Fixed rate	416,058	-	416,132	(75)	416,057	-
Floating rate	873,102	-	872,424	(242)	872,182	-
Purchases payable	53,254	445	(1,288,557)	316	(1,288,241)	(122)
Interbank market	53,254	-	-	(3)	(3)	-
Fixed rate	-	-	(416,133)	77	(416,056)	-
Floating rate	-	-	(872,424)	242	(872,182)	-
Commodities	-	445	-	-	-	(122)
Sales receivable	1,646,461	441,694	1,643,103	71	1,643,174	436,855
Fixed rate	779,610	-	780,776	(25)	780,751	-
Floating rate	581,496	-	581,092	(212)	580,880	-
Indices	312	-	308	-	308	-
Securities	285,043	441,694	280,927	308	281,235	436,855
Sales deliverable	-	-	(1,361,845)	237	(1,361,608)	(46)
Foreign currency	-	-	23	-	23	-
Fixed rate	-	-	(780,776)	25	(780,751)	-
Floating rate	-	-	(581,092)	212	(580,880)	-
Securities	-	-	-	-	-	(46)
Credit derivatives	4,380,191	9,177,982	(119,439)	(9,505)	(128,944)	(267,489)
Asset position	1,531,006	6,242,528	20,746	(4,953)	15,793	56,598
Foreign currency	89,478	299,618	881	602	1,483	6,344
Fixed rate	1,404,619	5,942,910	19,819	(6,914)	12,905	50,254
Indices	2,023	-	-	-	-	-
Securities	34,886	-	46	1,359	1,405	-
Liability position	2,849,185	2,935,454	(140,185)	(4,552)	(144,737)	(324,087)
Foreign currency	-	286,982	(920)	(475)	(1,395)	(20,277)
Interbank market	50,000	-	(29)	(23)	(52)	-
Fixed rate	2,789,455	2,648,472	(139,127)	(2,821)	(141,948)	(303,810)
Securities	9,730	-	(109)	(1,233)	(1,342)	-

			Balance sheet account
	Memorandum account		receivable / (received)	Adjustment to market
	Notional amount		(payable) / paid	value (in results)	Market value
	03/31/2010	03/31/2009	03/31/2010	03/31/2010	03/31/2010	03/31/2009
Forwards operations	25,386,987	22,797,897	(102,542)	(22,911)	(125,453)	806,468
Asset position	12,861,456	12,639,674	431,291	(35,098)	396,193	1,387,812
Foreign currency	11,846,670	11,223,223	373,780	(3,006)	370,774	1,358,505
Fixed rate	242,982	709,157	14,336	(27)	14,309	21,960
Floating rate	544,096	707,294	5,262	-	5,262	7,347
Indices	113,984	-	2,291	-	2,291	-
Commodities	113,724	-	35,622	(32,065)	3,557	-
Liability position	12,525,531	10,158,223	(533,833)	12,187	(521,646)	(581,344)
Foreign currency	11,745,798	8,694,458	(497,547)	28,133	(469,414)	(517,970)
Interbank market	7,120	2,122	(378)	-	(378)	(186)
Fixed rate	74,698	884,381	(5,708)	-	(5,708)	(57,806)
Floating rate	356,200	463,040	(3,890)	-	(3,890)	(3,777)
Indices	142,480	114,222	(2,033)	-	(2,033)	(1,605)
Commodities	199,235	-	(24,277)	(15,946)	(40,223)	-
Forwards with target flow	-	261,431	-	-	-	(15,995)
Asset position – Foreign currency	-	82,582	-	-	-	33,869
Liability position – Foreign currency	-	178,849	-	-	-	(49,864)
Target flow of forward	-	261,431	-	-	-	(67,126)
Asset position – Foreign currency	-	70,816	-	-	-	29,867
Liability position – Foreign currency	-	190,615	-	-	-	(96,993)
Swap with target flow	1,123,696	6,425,909	(29,889)	(58,254)	(88,143)	(78,994)
Asset position	546,903	3,164,282	28,656	(26,711)	1,945	91,191
Foreign currency	347,653	1,168,265	28,474	(28,339)	135	17,187
Interbank market	159,636	1,060,925	182	1,628	1,810	27,745
Fixed rate	39,614	204,590	-	-	-	(176)
Floating rate	-	18,308	-	-	-	-
Indices	-	3,068	-	-	-	-
Commodities	-	12,008	-	-	-	-
Other	-	697,118	-	-	-	46,435
Liability position	576,793	3,261,627	(58,545)	(31,543)	(90,088)	(170,185)
Foreign currency	325,000	1,736,246	(36,031)	(23,705)	(59,736)	(153,309)
Interbank market	233,960	781,066	(22,040)	(8,312)	(30,352)	(16,733)
Fixed rate	17,833	42,954	(474)	474	-	(25)
Floating rate	-	18,337	-	-	-	(118)
Indices	-	18,409	-	-	-	-
Commodities	-	1,523	-	-	-	-
Other	-	663,092	-	-	-	-
Target flow of swap – foreign currency	2,762,660	7,382,222	(83,547)	135,558	52,011	360,905
Asset position	2,084,098	5,782,827	124,104	45,831	169,935	654,071
Foreign currency	2,082,334	5,692,192	124,104	45,831	169,935	644,331
Indices	1,764	8,824	-	-	-	-
Commodities	-	81,811	-	-	-	9,740
Liability position	678,562	1,599,395	(207,651)	89,727	(117,924)	(293,166)
Foreign currency	678,562	1,580,989	(207,651)	89,727	(117,924)	(283,752)
Commodities	-	18,406	-	-	-	(9,414)
Other derivative financial instruments (*)	2,597,206	11,779,764	340,937	(62,699)	278,238	351,631
Asset position	2,588,433	8,209,305	566,383	(45,429)	520,954	903,882
Foreign currency	202,723	6,167,130	231,836	(985)	230,851	822,157
Interbank market	-	659,313	-	-	-	458
Fixed rate	382,559	36,603	204,705	(180)	204,525	1,227
Securities	2,003,151	576	129,842	(44,264)	85,578	127
Commodities	-	70,012	-	-	-	41,202
Other	-	1,275,671	-	-	-	38,711
Liability position	8,773	3,570,459	(225,446)	(17,270)	(242,716)	(552,251)
Foreign currency	-	3,276,936	(216,292)	(17,270)	(233,562)	(320,470)
Fixed rate	8,773	222,439	(9,154)	-	(9,154)	(190,578)
Commodities	-	71,084	-	-	-	(41,203)
		ASSETS	8,208,425	(46,585)	8,161,840	10,069,270
		LIABILITIES	(7,403,647)	(39,091)	(7,442,738)	(9,030,817)
		TOTAL	804,778	(85,676)	719,102	1,038,453
Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	03/31/2010	03/31/2009
Futures	38,986,840	108,463,776	51,098,251	50,878,760	249,427,627	241,216,644
Swaps	8,486,874	28,180,417	6,695,304	22,727,862	66,090,457	68,827,075
Options	331,371,354	1,172,229,319	572,352,181	20,335,767	2,096,288,621	525,580,552
Forwards	1,017,187	134,230	22,419	1,815,039	2,988,875	471,990
Credit derivatives	133,323	1,082,365	550,169	2,614,334	4,380,191	9,177,982
Forwards	8,808,306	10,274,094	4,298,463	2,006,124	25,386,987	22,797,897
Forwards with target flow	-	-	-	-	-	261,431
Target flow of forward	-	-	-	-	-	261,431
Swaps with target flow	56,526	20,245	126,657	314,819	518,247	2,994,490
Target flow of swap	21,295	90,417	1,474,388	1,176,560	2,762,660	7,382,222
Other	6,365	160,440	556,646	1,873,755	2,597,206	11,779,764
At March 31, 2009, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow and target forward with 10 clients; these products not being totally exposed to an exchange rate of R$ 1.7810 per dollar, for settlement at maturity. Of these clients, 3 have AA, A or B risk rating.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	03/31/2010										03/31/2009
		Adjustment to market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
ASSETS
Futures	155,503	35,448	190,951	2.4	11,132	148,116	3,099	19,774	10,565	(1,735)	334,578
BM&F Bovespa	151,368	34,657	186,025	2.3	11,132	152,287	(1,573)	19,792	6,310	(1,923)	(70,030)
Financial institutions	4,135	791	4,926	0.1	-	(4,171)	4,672	(18)	4,255	188	375,772
Companies	-	-	-	-	-	-	-	-	-	-	28,836
Option premiums	2,143,129	(690,467)	1,452,662	17.8	164,717	505,710	284,896	465,434	29,555	2,350	3,072,874
BM&F Bovespa	1,368,647	(588,032)	780,615	9.6	108,292	42,643	220,332	384,645	24,703	-	1,685,513
Financial institutions	308,817	(94,866)	213,951	2.6	13,258	51,846	64,274	79,095	3,128	2,350	725,102
Companies	465,665	(7,569)	458,096	5.6	43,167	411,221	290	1,694	1,724	-	661,950
Individuals	-	-	-	-	-	-	-	-	-	-	309
Forwards	2,931,659	(246)	2,931,413	35.8	1,016,493	54,967	24,419	20,892	319,306	1,495,336	441,552
BM&F Bovespa	281,234	310	281,544	3.4	181,266	54,967	24,419	20,892	-	-	1,084
Financial institutions	835,784	(557)	835,227	10.2	835,227	-	-	-	-	-	433,290
Companies	1,814,641	1	1,814,642	22.2	-	-	-	-	319,306	1,495,336	5,124
Individuals	-	-	-	-	-	-	-	-	-	-	2,054
Swaps – Adjustment receivable	1,806,954	675,040	2,481,994	30.4	83,123	231,612	540,930	221,776	611,264	793,289	3,062,976
BM&F Bovespa	232,495	125,931	358,426	4.4	23,222	21,531	103,051	12,485	64,109	134,028	192,773
Financial institutions	422,415	248,835	671,250	8.2	38,288	93,597	171,005	45,506	95,564	227,290	736,129
Companies	1,134,783	279,792	1,414,575	17.3	20,976	111,775	258,476	145,069	448,254	430,025	2,130,337
Individuals	17,261	20,482	37,743	0.5	637	4,709	8,398	18,716	3,337	1,946	3,737
Credit derivatives	20,746	(4,953)	15,793	0.2	851	5,672	2,043	169	2,233	4,825	56,598
Financial institutions	20,746	(4,953)	15,793	0.2	851	5,672	2,043	169	2,233	4,825	56,598
Forwards	431,291	(35,098)	396,193	4.8	134,734	113,446	46,468	83,290	13,333	4,922	1,387,812
Financial institutions	183,033	(2,763)	180,270	2.2	73,158	41,733	20,106	39,618	3,155	2,500	574,337
Companies	246,846	(32,341)	214,505	2.6	60,260	71,629	26,362	43,662	10,177	2,415	810,501
Individuals	1,412	6	1,418	-	1,316	84	-	10	1	7	2,974
Forwards with target flow	-	-	-	-	-	-	-	-	-	-	63,736
Forwards - Companies	-	-	-	-	-	-	-	-	-	-	33,869
Target flow of Forward – Companies	-	-	-	-	-	-	-	-	-	-	29,867
Swaps with target flow	152,760	19,120	171,880	2.1	73	392	431	126,300	10,155	34,529	745,262
Swaps – Companies	28,656	(26,712)	1,944	-	73	385	-	463	1,005	18	91,191
Target flow of Swap – Companies	124,104	45,832	169,936	2.1	-	7	431	125,837	9,150	34,511	654,071
Other	566,383	(45,429)	520,954	6.5	-	50,033	306	205,790	121,273	143,552	903,882
Financial institutions	566,383	(45,429)	520,954	6.5	-	50,033	306	205,790	121,273	143,552	186,077
Companies	-	-	-	-	-	-	-	-	-	-	717,222
Individuals	-	-	-	-	-	-	-	-	-	-	583
Total	8,208,425	(46,585)	8,161,840	100.0	1,411,123	1,109,948	902,592	1,143,425	1,117,684	2,477,068	10,069,270
% per maturity term					17.3%	13.6%	11.1%	14.0%	13.7%	30.3%
Total – 03/31/2009	8,653,585	1,415,685	10,069,270	100.0	1,528,768	2,518,479	1,786,612	2,092,276	832,667	1,310,468
% per maturity term					15.2%	25.0%	17.7%	20.8%	8.3%	13.0%

	03/31/2010										03/31/2009
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
LIABILITIES
Option premiums	(1,881,730)	495,512	(1,386,218)	18.6	(98,232)	(181,006)	(266,057)	(618,813)	(219,810)	(2,300)	(4,410,345)
BM&F Bovespa	(1,593,843)	588,721	(1,005,122)	13.5	(79,305)	(130,912)	(220,751)	(512,978)	(60,986)	(190)	(1,652,323)
Financial institutions	(256,824)	(85,467)	(342,291)	4.6	(11,114)	(40,673)	(44,124)	(96,110)	(148,160)	(2,110)	(2,627,056)
Companies	(30,944)	(7,748)	(38,692)	0.5	(7,813)	(9,421)	(1,182)	(9,725)	(10,551)	-	(130,928)
Individuals	(119)	6	(113)	-	-	-	-	-	(113)	-	(38)
Forwards	(2,650,402)	553	(2,649,849)	35.9	(835,227)	-	(3)	23	(319,306)	(1,495,336)	(168)
BM&F Bovespa	-	(3)	(3)	-	-	-	(3)	-	-	-	-
Financial institutions	(835,761)	557	(835,204)	11.5	(835,227)	-	-	23	-	-	-
Companies	(1,814,641)	(1)	(1,814,642)	24.4	-	-	-	-	(319,306)	(1,495,336)	(166)
Individuals	-	-	-	-	-	-	-	-	-	-	(2)
Swaps – difference payable	(1,705,855)	(583,705)	(2,289,560)	30.7	(100,436)	(531,930)	(302,652)	(226,169)	(455,675)	(672,698)	(2,552,414)
BM&F Bovespa	(267,136)	(210,191)	(477,327)	6.4	(2,199)	(14,167)	(84,426)	(59,555)	(79,634)	(237,346)	(438,298)
Financial institutions	(394,055)	(382,196)	(776,251)	10.4	(48,967)	(25,448)	(154,706)	(64,486)	(128,411)	(354,233)	(1,187,614)
Companies	(1,007,688)	4,941	(1,002,747)	13.5	(48,640)	(489,432)	(62,007)	(84,187)	(238,299)	(80,182)	(908,926)
Individuals	(36,976)	3,741	(33,235)	0.4	(630)	(2,883)	(1,513)	(17,941)	(9,331)	(937)	(17,576)
Credit derivatives	(140,185)	(4,552)	(144,737)	1.9	(1,170)	(9,069)	(14,519)	(4,909)	(5,925)	(109,145)	(324,087)
Financial institutions	(140,132)	(4,551)	(144,683)	1.9	(1,170)	(9,069)	(14,465)	(4,909)	(5,925)	(109,145)	(310,019)
Companies	(53)	(1)	(54)	-	-	-	(54)	-	-	-	(14,068)
Forwards	(533,833)	12,187	(521,646)	7.0	(124,046)	(119,583)	(92,456)	(110,575)	(70,150)	(4,836)	(581,344)
Financial institutions	(143,891)	(596)	(144,487)	1.9	(57,266)	(39,260)	(22,086)	(20,761)	(3,423)	(1,691)	(395,930)
Companies	(389,123)	12,755	(376,368)	5.1	(66,742)	(80,249)	(70,239)	(89,266)	(66,727)	(3,145)	(184,833)
Individuals	(819)	28	(791)	-	(38)	(74)	(131)	(548)	-	-	(581)
Forwards with target flow	-	-	-	-	-	-	-	-	-	-	(146,857)
Forwards – Financial institutions	-	-	-	-	-	-	-	-	-	-	(49,864)
Target flow of Forward	-	-	-	-	-	-	-	-	-	-	(96,993)
Financial institutions	-	-	-	-	-	-	-	-	-	-	(52,343)
Companies	-	-	-	-	-	-	-	-	-	-	(44,650)
Swaps with target flow	(266,196)	58,184	(208,012)	2.7	(3,002)	(5,925)	(1,841)	(26,227)	(42,432)	(128,585)	(463,351)
Swaps	(58,545)	(31,543)	(90,088)	1.1	(236)	-	(265)	(13,338)	-	(76,249)	(170,185)
Financial institutions	(1,261)	1,261	-	-	-	-	-	-	-	-	-
Companies	(57,284)	(32,804)	(90,088)	1.1	(236)	-	(265)	(13,338)	-	(76,249)	(170,185)
Target flow of swap – foreign currency	(207,651)	89,727	(117,924)	1.5	(2,766)	(5,925)	(1,576)	(12,889)	(42,432)	(52,336)	(293,166)
Financial institutions	(4,802)	(5,465)	(10,267)	0.1	(2,766)	(5,925)	(1,576)	-	-	-	(253,287)
Companies	(202,849)	95,192	(107,657)	1.4	-	-	-	(12,889)	(42,432)	(52,336)	(39,879)
Other	(225,446)	(17,270)	(242,716)	3.3	(4,686)	(48,870)	(1,350)	(13,919)	(95,256)	(78,635)	(552,251)
Financial institutions	(216,292)	(17,270)	(233,562)	3.1	(205)	(45,750)	(251)	(13,465)	(95,256)	(78,635)	(218,833)
Companies	(3,873)	-	(3,873)	0.1	(3,213)	(211)	(449)	-	-	-	(169,560)
Individuals	(5,281)	-	(5,281)	0.1	(1,268)	(2,909)	(650)	(454)	-	-	(163,858)
Total	(7,403,647)	(39,091)	(7,442,738)	100.0	(1,166,799)	(896,383)	(678,878)	(1,000,589)	(1,208,554)	(2,491,535)	(9,030,817)
% per maturity term					15.7%	12.0%	9.1%	13.4%	16.2%	33.5%
Total 03/31/2009	(6,467,941)	(2,562,876)	(9,030,817)	100.0	(1,476,305)	(1,399,690)	(1,636,759)	(1,811,999)	(782,141)	(1,923,923)
% per maturity term					16.3%	15.5%	18.1%	20.1%	8.7%	21.3%
In ITAÚ UNIBANCO HOLDING recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (2,214) in liability position (R$ 1,159 at 03/31/2009), distributed as follows: R$ (57) from 31 to 180 days, (R$ 2,157) from 181 to 365 days (R$ (67) at 03/31/2009).

III See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	03/31/2010
					Credit		Forwards with	Target flow of	Swap with	Target flow
	Futures	Swaps	Options	Forwards	derivatives	Forwards	target flow	forward	target flow	of swap	Other
BM&F Bovespa	223,488,736	12,581,996	2,065,399,601	338,610	-	-	-	-	-	-	-
Over-the-counter market	25,938,891	53,508,461	30,889,020	2,650,265	4,380,191	25,386,987	-	-	518,247	2,762,660	2,597,206
Financial institutions	24,548,968	29,462,069	27,871,906	835,226	4,376,629	13,070,660	-	-	-	43,635	2,588,433
Companies	1,389,923	23,236,936	3,006,771	1,815,039	3,562	12,259,524	-	-	518,247	2,719,025	3,745
Individuals	-	809,456	10,343	-	-	56,803	-	-	-	-	5,028
Total	249,427,627	66,090,457	2,096,288,621	2,988,875	4,380,191	25,386,987	-	-	518,247	2,762,660	2,597,206
Total 03/31/2009	241,216,644	66,827,075	525,580,552	471,990	9,177,982	22,797,897	261,431	261,431	2,994,490	7,382,222	11,779,764

IV -  Credit derivatives

See below the composition of Credit Derivatives portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	03/31/2010	03/31/2009
Transferred	(1,408,422)	(3,644,482)
Credit swaps whose underlying assets are:
Securities	(1,404,618)	(3,644,290)
Derivatives with companies	-	(192)
Total return swaps whose underlying assets are :
Securities	(3,804)	-
Received	2,971,768	4,070,164
Credit swaps whose underlying assets are:
Securities	2,969,987	3,602,878
Loan operations	-	24,955
Total return swaps whose underlying assets are :
Securities	1,781	442,331
Total	1,563,346	425,682

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 157,714 at March 31, 2010 (R$ 184,712 at March 31, 2009).

V -	Accounting Hedge

a)
The purpose of the ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at March 31, 2010 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2010 and 2017 in the amount of R$ 4,258,711 (R$ 15,983,274 at 03/31/2009). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at December 31, 2010 ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015 in the amount of R$ 700,061. These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of (R$ 70,560), of which (R$ (302,689) at 03/31/2009), of which (R$ 67,670) (R$ (302,689) at 03/31/2009) refers to CDB and R$ (2,890) refers to Redeemable Preferred shares. The hedged items total R$ 5,026,438 (R$ 15,532,381 at 03/31/2009) of which 4.326.377 of CDB with maturities between 2010 and 2017 and R$ 700,061 of swaps of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows, which we expect to recognize in Income in the next 12 months, amount to R$ 227,877.

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 268,155  (R$ 1,142,300 at 03/31/2009) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Swap	(65,592)	44,811
Forwards	1,381	5,176
Futures	(9,760)	930,502
Options	(42,699)	538,620
Credit derivatives	(7,316)	(25,982)
Foreign exchange variation on investments abroad	274,161	(163,146)
Other	(46,587)	(514,283)
Total	103,588	815,698

i)	Changes in adjustment to market value for the period

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Opening balance	608,422	(2,799,446)
Adjustments with impact on:
Results	(45,162)	2,050,473
Trading securities	58,182	88,757
Derivative financial instruments (assets and liabilities)	(103,344)	1,961,716
Stockholders’ equity	138,679	317,756
Available-for-sale	112,960	353,433
Accounting Hedge – Derivative Financial Instruments	25,719	(35,677)
Futures	24,031	(35,677)
Swap	1,688	-
Closing balance	701,939	(431,217)
Adjustment to market value	701,939	(431,217)
Trading securities	383,176	540,085
Available-for-sale securities	528,820	194,076
Derivative financial instruments	(210,057)	(1,165,378)
Trading securities	(82,577)	(1,147,191)
Accounting hedge	(127,480)	(18,187)
Futures	(122,258)	(18,187)
Swap	(5,222)	-
For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to- maturity securities:

	03/31/2010	03/31/2009
Adjustment of available-for-sale securities – stockholders’ equity	528,820	194,076
Adjustment to held-to-maturity securities (*)	413,266	474,702
Total unrealized gain	942,086	668,778
(*)	Includes the amount of R$ 15,088 (R$ 19,815 at 03/31/2009) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in the net income.

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., including all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual , expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading portfolio	Exposures	03/31/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	3,667	(59,690)	(118,942)
Foreign exchange coupons	Rates of foreign exchange coupons	807	(3,116)	(6,308)
Foreign currency	Exchange variation	(7,785)	(113,569)	(227,138)
Price indices	Rates of price indices coupon	(43)	(210)	(470)
Long-term interest rate	Rate of TJLP coupon	15	(2,192)	(3,383)
Reference rate	Rate of TR coupon	17	(14,550)	(30,019)
Variable income	Share price	17,193	(250,809)	(501,617)
	Total without correlation	13,871	(444,136)	(887,877)
	Total with correlation	9,113	(291,800)	(583,341)

(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and Banking
Portfolio	Exposures	03/31/2010 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rate in Reais	(11,701)	(554,620)	(1,076,820)
Foreign exchange coupons	Rates of foreign exchange coupons	1,519	(21,338)	(40,778)
Foreign currency	Exchange variation	(1,081)	(15,774)	(31,548)
Price indices	Rates of price indices coupon	(1,028)	(37,218)	(73,165)
Long-term interest rate	Rate of TJLP coupon	(6)	(32,218)	(63,435)
Reference rate	Rate of TR coupon	3,592	(157,624)	(255,674)
Variable income	Share price	17,439	(254,387)	(508,774)
	Total without correlation	8,733	(1,073,179)	(2,050,194)
	Total with correlation	5,738	(705,086)	(1,346,991)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of March 31, 2010, considering the largest resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio of March 31, 2010, considering the largest resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	03/31/2010										03/31/2009
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	36,648,679	73,107,716	33,865,871	10,538,662	6,633,694	2,865,491	1,743,797	954,431	6,972,957	173,331,298	158,656,014
Loans and discounted trade receivables	18,964,502	37,349,015	22,273,674	8,545,176	5,925,155	2,473,705	1,577,740	834,962	6,281,226	104,225,155	102,679,803
Financing	13,546,101	25,632,254	9,938,598	1,513,176	421,858	179,075	124,884	83,799	556,083	51,995,828	41,585,380
Farming and agribusiness financing	1,943,381	1,909,862	1,000,462	106,554	74,405	126,817	11,738	4,409	54,976	5,232,604	5,249,908
Real estate financing	2,194,695	8,216,585	653,137	373,756	212,276	85,894	29,435	31,261	80,672	11,877,711	9,140,923

Lease operations	1,449,859	32,601,056	5,752,023	2,608,913	1,032,451	493,783	393,462	305,678	1,151,792	45,789,017	49,953,263

Credit card operations	-	11,224,193	9,745,863	2,358,141	2,016,441	611,527	404,031	330,243	2,643,842	29,334,281	24,027,317

Advance on exchange contracts (1)	614,381	1,311,194	764,050	399,639	81,918	26,670	12,073	7,762	69,882	3,287,569	7,323,683

Other sundry receivables (2)	18,307	157,025	49,949	50,286	4,081	1,659	1,505	32,172	59,493	374,477	330,001

Total operations with credit granting characteristics	38,731,226	118,401,184	50,177,756	15,955,641	9,768,585	3,999,130	2,554,868	1,630,286	10,897,966	252,116,642	240,290,278
Endorsements and sureties (3)										32,593,067	32,439,162
Total with endorsements and sureties	38,731,226	118,401,184	50,177,756	15,955,641	9,768,585	3,999,130	2,554,868	1,630,286	10,897,966	284,709,709	272,729,440
Total – 03/31/2009	47,831,078	106,478,914	44,051,722	16,345,669	8,883,147	4,035,599	2,779,368	1,505,293	8,379,488	240,290,278
(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3) Recorded in Memorandum Accounts.

II – By maturity and risk level

	03/31/2010										03/31/2009
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,029,012	2,249,096	1,413,827	1,049,263	792,370	532,663	2,661,834	11,728,065	11,582,316
01 to 30	-	-	139,192	115,759	88,533	54,114	45,847	34,973	179,695	658,113	707,700
31 to 60	-	-	137,510	114,197	80,718	50,902	44,367	34,668	149,439	611,801	640,125
61 to 90	-	-	124,113	103,865	78,886	48,315	41,321	28,384	141,544	566,428	578,190
91 to 180	-	-	352,078	297,032	200,345	133,627	113,837	77,556	383,161	1,557,636	1,576,440
181 to 365	-	-	636,245	513,145	329,336	242,878	195,191	135,046	634,516	2,686,357	2,649,416
Over 365	-	-	1,639,874	1,105,098	636,009	519,427	351,807	222,036	1,173,479	5,647,730	5,430,445
Overdue installments	-	-	497,715	915,531	1,189,862	932,514	874,174	795,631	6,333,082	11,538,509	10,745,076
01 to 14	-	-	26,417	56,143	37,915	25,553	19,224	14,964	74,431	254,647	254,638
15 to 30	-	-	421,621	175,833	290,201	86,377	55,397	29,913	173,933	1,233,275	1,533,172
31 to 60	-	-	49,677	645,651	350,985	148,124	89,234	52,888	320,290	1,656,849	1,688,190
61 to 90	-	-	-	27,009	471,528	156,504	117,562	74,397	269,211	1,116,211	1,289,703
91 to 180	-	-	-	10,895	39,233	481,332	539,844	554,070	1,156,124	2,781,498	2,805,074
181 to 365	-	-	-	-	-	34,624	52,913	69,399	4,119,831	4,276,767	3,018,405
Over 365	-	-	-	-	-	-	-	-	219,262	219,262	155,894
SUBTOTAL	-	-	3,526,727	3,164,627	2,603,689	1,981,777	1,666,544	1,328,294	8,994,916	23,266,574	22,327,392
SPECIFIC ALLOWANCE	-	-	(35,267)	(94,939)	(260,369)	(594,533)	(833,272)	(929,806)	(8,994,916)	(11,743,102)	(9,670,571)
SUBTOTAL – 03/31/2009	-	-	4,133,622	3,268,843	2,898,157	2,068,179	1,903,987	1,285,654	6,768,950	22,327,392
	NON-OVERDUE OPERATIONS
Falling due installments	38,646,953	117,863,051	46,263,837	12,593,197	6,988,544	1,976,253	805,068	289,490	1,841,731	227,268,124	216,055,555
01 to 30	5,283,913	15,947,836	11,428,277	4,185,941	2,314,132	394,208	159,962	60,505	428,986	40,203,760	44,756,983
31 to 60	2,366,590	9,102,745	4,849,116	1,359,826	593,607	114,060	61,545	18,814	204,177	18,670,480	19,009,103
61 to 90	2,372,601	7,008,557	3,902,267	1,191,765	420,224	79,548	43,126	12,603	116,212	15,146,903	15,783,545
91 to 180	5,210,447	13,857,452	6,147,945	1,499,433	735,780	250,491	114,027	21,124	214,190	28,050,889	26,632,778
181 to 365	4,673,362	20,485,761	6,623,570	1,457,479	897,560	282,597	144,389	28,416	252,974	34,846,108	32,715,580
Over 365	18,740,040	51,460,700	13,312,662	2,898,753	2,027,241	855,349	282,019	148,028	625,192	90,349,984	77,157,566
Overdue up to 14 days	84,273	538,133	387,192	197,817	176,352	41,100	83,256	12,502	61,319	1,581,944	1,907,331
SUBTOTAL	38,731,226	118,401,184	46,651,029	12,791,014	7,164,896	2,017,353	888,324	301,992	1,903,050	228,850,068	217,962,886
GENERIC ALLOWANCE	-	(592,006)	(466,510)	(383,730)	(716,490)	(605,206)	(444,162)	(211,394)	(1,903,050)	(5,322,548)	(4,714,581)
SUBTOTAL – 03/31/2009	47,831,078	106,478,914	39,918,100	13,076,826	5,984,990	1,967,420	875,381	219,639	1,610,538	217,962,886
GRAND TOTAL	38,731,226	118,401,184	50,177,756	15,955,641	9,768,585	3,999,130	2,554,868	1,630,286	10,897,966	252,116,642	240,290,278
EXISTING ALLOWANCE	-	(830,362)	(1,500,315)	(1,593,968)	(2,929,599)	(1,999,165)	(1,788,152)	(1,630,123)	(10,897,966)	(23,169,650)	(21,637,152)
Minimum allowance required (3)	-	(592,006)	(501,777)	(478,669)	(976,859)	(1,199,739)	(1,277,434)	(1,141,200)	(10,897,966)	(17,065,650)	(14,385,152)
Additional allowance (4)	-	(238,356)	(998,538)	(1,115,299)	(1,952,740)	(799,426)	(510,718)	(488,923)	-	(6,104,000)	(7,252,000)
GRAND TOTAL 03/31/2009	47,831,078	106,478,914	44,051,722	16,345,669	8,883,147	4,035,599	2,779,368	1,505,293	8,379,488	240,290,278
EXISTING ALLOWANCE	(1,121,571)	(1,054,142)	(1,317,146)	(1,632,932)	(2,664,055)	(2,017,396)	(1,945,280)	(1,505,142)	(8,379,488)	(21,637,152)
Minimum allowance required (3)	-	(532,395)	(440,517)	(490,370)	(888,314)	(1,210,679)	(1,389,684)	(1,053,705)	(8,379,488)	(14,385,152)
Additional allowance (4)	(1,121,571)	(521,747)	(876,629)	(1,142,562)	(1,775,741)	(806,717)	(555,596)	(451,437)	-	(7,252,000)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 14,934,181 (R$ 13,383,742 at 03/31/2009);
(3)
The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

III – By business sector

	03/31/2010%		03/31/2009%

PUBLIC SECTOR	1,818,081	0.7	1,621,034	0.7
Generation, transmission and distribution of electric energy	735,712	0.3	903,462	0.4
Chemical and petrochemical	302,590	0.1	234,089	0.1
Other	779,779	0.3	483,483	0.2
PRIVATE SECTOR	250,298,561	99.3	238,669,244	99.3
COMPANIES	135,031,334	53.6	134,697,883	56.1
INDUSTRY AND COMMERCE	69,825,585	27.7	73,023,637	30.4
Food and beverage	11,066,108	4.4	11,732,761	4.9
Auto parts and accessories	2,831,487	1.1	2,732,343	1.1
Agribusiness capital assets	734,386	0.3	624,270	0.3
Industrial capital assets	4,150,427	1.6	3,598,835	1.5
Pulp and paper	1,669,036	0.7	1,650,738	0.7
Distribution of fuels	1,625,110	0.6	1,787,472	0.7
Electrical and electronic	5,627,985	2.2	5,187,988	2.2
Pharmaceuticals	1,635,050	0.6	1,626,746	0.7
Fertilizers, insecticides and crop protection	1,339,905	0.5	2,324,867	1.0
Tobacco	520,677	0.2	884,087	0.4
Import and export	1,532,130	0.6	2,040,790	0.8
Hospital care materials and equipment	760,284	0.3	604,280	0.3
Construction material	3,682,362	1.5	3,221,729	1.3
Steel and metallurgy	5,873,175	2.3	8,788,810	3.7
Wood and furniture	2,315,063	0.9	2,337,106	1.0
Chemical and petrochemical	5,810,633	2.3	5,938,742	2.5
Supermarkets	1,020,883	0.4	842,168	0.4
Light and heavy vehicles	5,094,561	2.0	5,212,478	2.2
Clothing	5,634,516	2.2	4,885,031	2.0
Other - Commerce	3,824,714	1.5	3,791,786	1.6
Other - Industry	3,077,093	1.2	3,210,610	1.3
SERVICES	49,948,332	19.8	43,384,427	18.1
Heavy construction (constructors)	3,025,019	1.2	2,668,846	1.1
Financial	4,987,537	2.0	5,266,198	2.2
Generation, transmission and distribution of electric energy	5,726,406	2.3	5,177,836	2.2
Holding company	2,372,608	0.9	2,881,739	1.2
Real estate agents	7,470,353	3.0	5,447,875	2.3
Media	2,277,233	0.9	2,055,498	0.9
Service companies	3,522,675	1.4	2,720,200	1.1
Health care	1,408,290	0.6	1,152,014	0.5
Telecommunications	948,521	0.4	1,501,651	0.6
Transportation	10,338,756	4.1	8,466,070	3.5
Other services	7,870,934	3.1	6,046,500	2.5
PRIMARY SECTOR	12,940,469	5.1	14,530,804	6.0
Agribusiness	11,096,637	4.4	12,402,023	5.2
Mining	1,843,832	0.7	2,128,781	0.9
OTHER COMPANIES	2,316,948	0.9	3,759,015	1.6
INDIVIDUALS	115,267,227	45.6	103,971,361	43.3
Credit cards	29,088,251	11.5	23,786,134	9.9
Consumer loans/overdraft	24,089,848	9.6	24,398,801	10.2
Real estate financing	7,953,234	3.2	7,020,077	2.9
Vehicles	54,135,894	21.5	48,766,349	20.3

GRAND TOTAL	252,116,642	100.0	240,290,278	100.0

b)	Credit concentration

	03/31/2010		03/31/2009
		% of		% of
Loan, lease and other credit operations (*)	Risk	Total	Risk	Total
Largest debtor	1,695,732	1.0	4,087,803	1.5
20 largest debtors	23,590,395	8.3	26,883,341	9.9
50 largest debtors	40,282,237	14.1	44,484,866	16.3
100 largest debtors	54,481,046	19.1	60,434,866	22.2

	03/31/2010		03/31/2009
Loan, lease and other credit operations and securities of companies and		% of		% of
financial institutions (*)	Risk	Total	Risk	Total
Largest debtor	3,416,444	1.1	4,930,631	1.6
20 largest debtors	35,929,444	11.3	43,243,240	13.9
50 largest debtors	56,693,527	17.9	66,166,639	21.3
100 largest debtors	74,590,744	23.5	86,744,382	27.9
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Opening balance	(24,051,873)	(19,972,155)
Net increase for the period	(3,866,360)	(3,834,399)
Minimum required by Resolution No. 2,682/99	(3,866,360)	(4,373,399)
Additional	-	539,000
Write-Off	4,748,583	2,169,402
Closing balance	(23,169,650)	(21,637,152)
Specific allowance (1) (3)	(11,743,102)	(9,670,571)
Generic allowance (2) (3)	(5,322,548)	(4,714,581)
Additional allowance (4)	(6,104,000)	(7,252,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;

(2)	For operations not covered in the previous item due to the classification of the client or operation;

(3)
The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 452,071 (R$ 430,860 at 03/31/2009) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts;

(4)
Refers to the provision in excess of the minimum required by CMN Resolution No.2,682, of December 12, 1999, recognized within the prudential criteria adopted by Management in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal of the economic cycle, quantified in view of the historic performance of loan portfolios in economic crises situations.

As from December 31, 2008, considering the economic scenario and the uncertainties related to it, the criteria for recognition of the additional allowance for loan losses were revised, including the portion related to risks associated to a more pessimistic scenario. Over 2009, the effects of the crisis were partially consummated, giving rise to an increase in the required regulatory capital of the additional allowance for loan losses regarding the portfolio.

At March 31, 2010, the balance of the allowance in relation to the loan portfolio is equivalent to 9.2% (9.0% at 03/31/2009).

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Expense for allowance for loan losses	(3,866,360)	(3,834,399)
Income from recovery of credits written off as loss	845,709	397,618
Result of allowance for loan losses	(3,020,651)	(3,436,781)

II - Renegotiated credits

	03/31/2010	03/31/2009
Renegotiated credits	7,636,866	6,051,813
Allowance for loan losses	(3,875,521)	(3,049,474)
(%)	50.7	50.4

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

					01/01 to
	03/31/2010				03/31/2010
					Income
	0 - 30	31 - 180	Over 365	Total	(expenses)
Restricted operations on assets
Loan operations	1,255	803	164,791	166,849	5,383
Liabilities - restricted operations on assets
Foreign borrowings through securities	1,255	805	164,784	166,844	(4,957)
Net revenue from restricted operations					426

At March 31, 2010, there were no balances in default.

f)	Sales operations or transfers of financial assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 46,398, composed exclusively of loan operations and receivables assigned with joint obligation.

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	03/31/2010	03/31/2009
ASSETS – OTHER RECEIVABLES	26,821,403	39,424,115
Exchange purchase pending settlement – foreign currency	19,636,030	24,801,070
Bills of exchange and term documents – foreign currency	81	69
Exchange sale rights – local currency	7,535,192	15,005,673
(Advances received) – local currency	(349,900)	(382,697)
LIABILITIES – OTHER LIABILITIES (Note 2a)	27,283,080	38,706,373
Exchange sales pending settlement – foreign currency	16,035,593	18,642,083
Liabilities from purchase of foreign currency – local currency	11,243,308	20,061,624
Other	4,179	2,666
MEMORANDUM ACCOUNTS	549,461	446,940
Outstanding import credits – foreign currency	530,826	390,146
Confirmed export credits – foreign currency	18,635	56,794

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING
a)	Summary

	03/31/2010						03/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	89,660,616	14,430,104	13,249,724	66,149,450	183,489,894	44.3	202,458,111	48.8
Deposits received under securities repurchase agreements	70,182,299	14,211,796	13,162,677	50,477,612	148,034,384	35.8	127,509,644	30.8
Funds from acceptance and issuance of securities	2,235,977	7,008,466	1,894,664	7,654,500	18,793,607	4.5	20,559,379	5.0
Borrowings and onlending	2,076,860	8,203,337	5,913,870	21,033,871	37,227,938	9.0	38,600,650	9.3
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	1,344,170	0.3
Subordinated debt (2)	16,075	6,710	65	26,433,197	26,456,047	6.4	23,820,045	5.7
TOTAL	164,171,827	43,860,413	34,221,000	171,748,630	414,001,870		414,291,999
% per maturity term	39.6	10.6	8.3	41.5
TOTAL – 03/31/2009	166,135,475	41,302,968	33,711,508	173,142,048	414,291,999
% per maturity term	40.1	10.0	8.1	41.8
(1) Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to the payment orders receivable abroad;
(2) Includes R$ 700,126 (R$ 910,192 at 03/31/2009) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	03/31/2010						03/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	23,732,944	-	-	-	23,732,944	12.9	25,191,121	12.4
Savings accounts	50,084,834	-	-	-	50,084,834	27.3	39,346,521	19.4
Interbank	305,521	896,530	382,786	162,323	1,747,160	1.0	3,611,070	1.8
Time deposits	14,414,550	13,533,574	12,866,938	65,987,127	106,802,189	58.2	133,314,670	65.7
Other deposits	1,122,767	-	-	-	1,122,767	0.6	994,729	0.5
TOTAL	89,660,616	14,430,104	13,249,724	66,149,450	183,489,894		202,458,111
% per maturity term	48.9	7.9	7.2	36.1
TOTAL – 03/31/2009	91,513,977	14,822,003	12,435,255	83,686,876	202,458,111
% per maturity term	45.3	7.3	6.1	41.3

At March 31, 2010, ITAÚ UNIBANCO’s portfolio is composed of interbank deposits in the amount of R$ 3,108,237 (R$ 841,866 at March 31, 2009) with maturity over 365 days.

c)	Deposits received under securities repurchase agreements

	03/31/2010						03/31/2009
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	11,935,529	14,170,861	12,395,062	43,998,395	82,499,847	55.8	63,123,982	49.5
Government securities	7,056,740	424,729	137	10,436	7,492,042	5.1	796,615	0.6
Private securities	-	-	-	102,797	102,797	0.1	-	0.0
Own issue	3,744,520	13,741,094	12,394,921	43,425,686	73,306,221	49.5	59,530,325	46.7
Foreign	1,134,269	5,038	4	459,476	1,598,787	1.1	2,797,042	2.2
Third-party portfolio	57,961,770	2,244	-	125,951	58,089,965	39.2	64,190,260	50.3
Free portfolio	285,000	38,691	767,615	6,353,266	7,444,572	5.0	195,402	0.2
TOTAL	70,182,299	14,211,796	13,162,677	50,477,612	148,034,384		127,509,644
% per maturity term	47.4	9.6	8.9	34.1
TOTAL – 03/31/2009	68,987,317	9,036,784	10,292,442	39,193,101	127,509,644
% per maturity term	54.1	7.1	8.1	30.7

d)	Funds from acceptance and issuance of securities

	03/31/2010						03/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	1,976,633	6,026,209	907,155	742,086	9,652,083	51.4	8,915,210	43.4
DEBENTURES	93,816	27,063	434,872	2,177,576	2,733,327	14.5	3,516,154	17.1
FOREIGN BORROWINGS AND SECURITIES	165,528	955,194	552,637	4,734,838	6,408,197	34.1	8,128,015	39.5
Trade Related – issued abroad - Structure Note Issued	64,742	112,573	216,237	419,676	813,228	4.3	416,927	2.0
Non-Trade Related	100,786	842,621	336,400	4,315,162	5,594,969	29.8	7,711,088	37.5
Issued abroad	100,786	842,621	336,400	4,315,162	5,594,969	29.8	7,711,088	37.5
Brazil Risk Note Programme	22,333	162,267	184,676	2,045,720	2,414,996	12.9	2,419,143	11.7
Euro Certificates of Deposits	72,291	297,841	51,410	7,868	429,410	2.3	770,796	3.7
Euro Medium Term Note Programme	169	46,342	90,466	588,555	725,532	3.9	1,794,394	8.7
Eurobonds	1,916	17	765	85,990	88,688	0.5	426,941	2.1
Fixed Rate Notes	-	333,955	8,175	1,271,240	1,613,370	8.6	1,757,324	8.5
Other	4,077	2,199	908	315,789	322,973	1.7	542,490	2.7
TOTAL	2,235,977	7,008,466	1,894,664	7,654,500	18,793,607		20,559,379
% per maturity term	11.9	37.3	10.1	40.7
TOTAL – 03/31/2009	1,800,254	7,584,084	2,697,029	8,478,012	20,559,379
% per maturity term	8.8	36.9	13.1	41.2

e)	Borrowings and onlending

	03/31/2010						03/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,475,598	5,633,399	2,969,983	3,901,855	13,980,835	37.6	20,082,977	52.0
Domestic	757,652	459,559	117,527	49,281	1,384,019	3.8	524,184	1.3
Foreign (*)	717,946	5,173,840	2,852,456	3,852,574	12,596,816	33.8	19,558,793	50.7
ONLENDING	601,262	2,569,938	2,943,887	17,132,016	23,247,103	62.4	18,517,673	48.0
Domestic – official institutions	599,930	2,375,054	2,938,293	17,048,158	22,961,435	61.7	18,168,251	47.1
BNDES	256,923	923,138	1,195,700	7,755,736	10,131,497	27.3	8,716,888	22.6
FINAME	329,118	1,428,976	1,670,933	9,029,089	12,458,116	33.4	8,903,530	23.1
Other	13,889	22,940	71,660	263,333	371,822	1.0	547,833	1.4
Foreign	1,332	194,884	5,594	83,858	285,668	0.7	349,422	0.9
TOTAL	2,076,860	8,203,337	5,913,870	21,033,871	37,227,938		38,600,650
% per maturity term	5.6	22.0	15.9	56.5
TOTAL – 03/31/2009	3,833,927	9,681,443	6,918,451	18,166,829	38,600,650
% per maturity term	9.9	25.1	17.9	47.1

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of 02/28/2007, and amendments established by CMN Resolution No. 3,532, of 01/31/2008, is as follows:

	03/31/2010						03/31/2009
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	23,904,735	23,904,735	90.4	20,055,151	84.2
Euronotes	-	6,710	-	828,225	834,935	3.2	1,098,212	4.6
Bonds	2,824	-	-	133,623	136,447	0.5	158,609	0.7
Eurobonds	13,251	-	-	884,280	897,531	3.4	1,634,224	6.9
(-) Transaction costs incurred (Note 4b)	-	-	-	(17,727)	(17,727)	(0.1)	(36,343)	(0.1)
TOTAL OTHER LIABILITIES	16,075	6,710	-	25,733,136	25,755,921		22,909,853
Redeemable preferred shares	-	-	65	700,061	700,126	2.6	910,192	3.8
GRAND TOTAL	16,075	6,710	65	26,433,197	26,456,047		23,820,045
% per maturity term	0.1	0.0	0.0	99.9
TOTAL – 03/31/2009	-	68,128	1,201,122	22,550,795	23,820,045
% per maturity term	-	0.3	5.0	94.7

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000,000
Subordinated CDB (1)	May 2007	May 2012	103.9% of CDI	1,406,000
Subordinated CDB (1)	July 2007	July 2012	CDI + 0.38%	422,000
Subordinated CDB (1)	August 2007	August 2012	CDI + 0.38%	200,000
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7.33%	290,850
Subordinated CDB (1)	October 2007	October 2012	103.8% of CDI	93,000
Subordinated CDB (1)	October 2007	October 2012	CDI + 0.45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300,000
Subordinated CDB	December 2002	December 2012	102.25% of CDI	220,000
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256,000
Subordinated CDB (1)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817,310
Subordinated CDB (1)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38,000
Subordinated CDB (1)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,804,500
Subordinated CDB (1)	August 2007	August 2014	CDI + 0.46%	50,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7.35%	33,200
Subordinated CDB (1)	December 2007	December 2014	CDI + 0.60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB (1)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400,000
Subordinated CDB	January 2010	January 2016	114% of CDI	500,000
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	110% of CDI	82,880
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	111% of CDI	33,400
Subordinated CDB	1st quarter of 2010	1st quarter of 2016	113% of CDI	2,152,988
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	122,500
Subordinated CDB (2)	December 2006	December 2016	CDI + 0.47%	500,000
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367,030
Subordinated bonds	April 2008	April 2033	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195,250

(1)	Subordinated CDBs may not be redeemed in advance;
(2)	Subordinated CDBs may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Mathematical provision of benefits to be granted and benefits granted	32,093	34,265	44,055,029	35,992,372	-	-	44,087,122	36,026,637
Unearned premiums	3,229,616	3,138,312	-	-	-	-	3,229,616	3,138,312
Unsettled claims	2,289,561	2,212,291	-	-	-	-	2,289,561	2,212,291
Financial surplus	1,861	2,036	465,442	396,970	-	-	467,303	399,006
IBNR	704,753	830,609	12,905	9,943	-	-	717,658	840,552
Financial variation	488	376	116,653	109,022	-	-	117,141	109,398
Premium deficiency	252,049	159,443	-	-	-	-	252,049	159,443
Insufficient contribution	118	-	517,853	422,891	-	-	517,971	422,891
Mathematical provision for redemptions	-	-	-	-	2,291,109	2,072,410	2,291,109	2,072,410
Raffle contingency	-	-	-	-	35,844	41,345	35,844	41,345
Other	69,192	65,127	174,970	186,699	24,394	22,880	268,556	274,706
TOTAL	6,579,731	6,442,459	45,342,852	37,117,897	2,351,347	2,136,635	54,273,930	45,696,991

b)	Assets Guaranteeing Technical Provisions – SUSEP

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Interbank investments – money market	1,506,555	590,870	1,038,991	739,969	1,089,293	683,273	3,634,839	2,014,112
Securities and derivative financial instruments	2,431,338	3,297,348	44,370,636	36,720,876	1,304,053	1,591,304	48,106,027	41,609,528
PGBL/VGBL fund quotas (1)	-	-	40,152,632	32,334,342	-	-	40,152,632	32,334,342
Government securities - domestic	-	-	27,458,506	18,809,888	-	-	27,458,506	18,809,888
Financial Treasury Bills	-	-	10,801,974	6,327,635	-	-	10,801,974	6,327,635
National Treasury Bills	-	-	7,834,052	3,766,842	-	-	7,834,052	3,766,842
National Treasury Notes	-	-	8,822,480	8,715,411	-	-	8,822,480	8,715,411
Corporate securities	-	-	11,464,998	12,877,837	-	-	11,464,998	12,877,837
Bank deposit certificates	-	-	7,025,499	5,868,133	-	-	7,025,499	5,868,133
Shares	-	-	1,153,902	776,663	-	-	1,153,902	776,663
Debentures	-	-	2,523,703	4,641,860	-	-	2,523,703	4,641,860
Promissory Notes	-	-	1,021	230,477	-	-	1,021	230,477
Quotas of funds	-	-	760,873	1,360,704	-	-	760,873	1,360,704
PGBL/VGBL fund quotas	-	-	1,069,404	608,714	-	-	1,069,404	608,714
Derivative financial instruments	-	-	125,217	3,213	-	-	125,217	3,213
Accounts receivable / (payable)	-	-	34,507	34,690	-	-	34,507	34,690
Other	2,431,338	3,297,348	4,218,004	4,386,534	1,304,053	1,591,304	7,953,395	9,275,186
Government	1,689,577	2,285,938	3,318,249	3,157,569	60,905	874,249	5,068,731	6,317,756
Private	741,761	1,011,410	899,755	1,228,965	1,243,148	717,055	2,884,664	2,957,430
Receivables from insurance and reinsurance operations (2)	2,605,060	2,644,079	-	-	-	-	2,605,060	2,644,079
Credit rights	1,036,278	891,840	-	-	-	-	1,036,278	891,840
Reinsurance	1,568,782	1,752,239	-	-	-	-	1,568,782	1,752,239
Escrow deposits for loss	65,674	130,222	-	-	-	-	65,674	130,222
TOTAL	6,608,627	6,662,519	45,409,627	37,460,845	2,393,346	2,274,577	54,411,600	46,397,941
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

c)	Results of Operations

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to		01/01 to	01/01 to
	03/31/2010	03/31/2009	03/31/2010	01/01 to 03/31/2009	03/31/2010	03/31/2009	01/01 to 03/31/2010 01/01 to 03/31/2009
Income from financial operations	79,397	47,244	32,764	85,462	14,981	13,168	127,142	145,874
Financial income from insurance, pension plan and capitalization operations	107,787	60,742	867,122	1,063,071	48,396	48,776	1,023,305	1,172,589
Financial expenses from insurance, pension plan and capitalization operations	(28,390)	(13,498)	(834,358)	(977,609)	(33,415)	(35,608)	(896,163)	(1,026,715)
Result from insurance, pension plan and capitalization operations	494,960	288,733	56,592	122,478	96,322	90,376	647,874	501,587
Premiums and contributions	1,794,209	1,512,769	1,950,591	2,415,036	410,829	381,421	4,155,629	4,309,226
Changes in technical provisions	(76,063)	54,081	(1,872,949)	(2,266,329)	(301,348)	(235,131)	(2,250,360)	(2,447,379)
Expenses for claims	(800,002)	(925,481)	-	-	-	-	(800,002)	(925,481)
Selling expenses	(363,501)	(320,066)	(9,782)	(12,321)	(1,547)	(3,861)	(374,830)	(336,248)
Expenses for benefits and raffles	-	-	(9,754)	(6,145)	(10,664)	(6,648)	(20,418)	(12,793)
Other revenues and expenses	(59,683)	(32,570)	(1,514)	(7,763)	(948)	(45,405)	(62,145)	(85,738)
TOTAL	574,357	335,977	89,356	207,940	111,303	103,544	775,016	647,461

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are estimated and classified as follows:

-	Calculation criteria:

Civil lawsuits:   quantified upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions already issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted: to the amounts deposited in guarantee; to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision; or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other Risks: calculated mainly based on the assessment of credit risk on joint obligations.

-	Contingencies classified as probable: are recognized in the accounting books and comprise:

-
Civil lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages;

-
Labor claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and social security lawsuits: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes;

-	Other Risks represented basically by the joint obligation for securitized rural loans.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

						01/01 to
	01/01 to 03/31/2010					03/31/2009
			Tax and social
Change in provision for contingent liabilities	Civil	Labor	security	Other	Total	Total
Opening balance	2,409,698	3,163,601	1,457,510	257,672	7,288,481	7,743,797
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(98,628)	(573,261)	(35,331)	-	(707,220)	(692,451)
Subtotal	2,311,070	2,590,340	1,422,179	257,672	6,581,261	7,051,346
Restatement/Charges	27,660	18,660	15,053	-	61,373	264,406
Changes in the period reflected in results (Notes 13f and 13i)	276,918	113,780	(10,679)	4,018	384,037	553,573
Increase (*)	327,962	126,050	17,104	4,018	475,134	665,600
Reversal	(51,044)	(12,270)	(27,783)	-	(91,097)	(112,027)
Payment	(195,350)	(42,436)	(53,954)	-	(291,740)	(312,468)
Subtotal	2,420,298	2,680,344	1,372,599	261,690	6,734,931	7,556,857
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	112,465	567,423	46,486	-	726,374	792,991
Closing balance (Note 13c)	2,532,763	3,247,767	1,419,085	261,690	7,461,305	8,349,848
Closing balance at 03/31/2009 (Note 13c)	2,334,510	3,109,999	2,656,280	249,059	8,349,848
Escrow deposits at 03/31/2010 (Note 13a)	1,269,030	1,554,452	597,521	-	3,421,003
Escrow deposits at 03/31/2009 (Note 13a)	938,968	1,420,929	897,189	-	3,257,086
(*)	Civil provisions include the provision for economic plans amounting to R$ 119,033 (R$ 84,277 from January 1 to March 31, 2009) (Note 22k).

-
Contingencies classified as possible: not recognized in the accounting books and comprise Civil lawsuits amounting to R$ 414,911 and Tax and Social Security Lawsuits amounting to R$ 3,790,293. The principal characteristics of these lawsuits are described below:

•	Losses and Discounts in Loan Operations – R$ 479,820: tax assessment notices in which the deductibility of these losses and expenses upon receipt of credits is discussed.

•
ISS – Banking Institutions – R$ 433,978: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue.

•
Usufruct of Shares - IRPJ, CSLL, PIS and COFINS – R$ 342,649: required levy of taxes on the amount received at the engagement date, in view of the onerous usufruct of shares and units, which was recorded as a contra entry to the investment account in permanent assets.

•	Dismissal of offset request – R$ 287,761: offset requests which were not validated due to formal issues or alleged lack of evidence of credit liquidity. Issued discussed at the administrative level.

•	Revenues earned abroad – R$ 264,878: tax assessment notices in relation to which we discuss criteria for determining the calculation basis, offset of taxes paid abroad and taxable event.

•	Goodwill on purchase of investments – R$ 231,839: assessment notices in which we discuss the deduction of goodwill of merged companies.

•
Levy of social security contributions on non-compensatory amounts – R$ 177,172: administrative and court discussion on the portions that, according to the company's understanding, are not part of contribution salary for social security tax purposes.

•
Cost of Acquisition of Customers Portfolio – R$ 173,391: aims at recognizing the deduction, from the IRPJ and CSLL calculation basis, of expenses assumed by Banco Itaú with the amortization of assets related to the acquisition of the customers portfolio of the Group banks .

•
IRPJ/PDD (Income tax/Allowance for loan losses) –  R$ 165,479: in compliance with the principle of anteriority, it aims at rejecting the application, in the same fiscal year, of Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, by adopting the IN No. 76/87 and the CMN Resolution No. 1,748, of August 31, 1990.

•
Differences in the completion of Declaration of Federal Contributions and Taxes (DCTF) – R$ 154,968: required levy of withholding tax (IRRF) arising from the challenge, by the Federal Revenue Services authorities, concerning the completion of DCTF and missing payments (DARFs).

•	ISS – Place of Granting of Leasing Operations – R$ 143,731: tax assessment notices and/or tax foreclosures of municipalities that allege the levy of ISS on leasing operations in their territories.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded in the amounts below:

	03/31/2010	03/31/2009
Securities	1,181,828	1,588,948
Deposits in guarantee	2,996,004	2,247,002
Permanent assets (*)	731,435	788,984
(*)
As per article 32 of Law No. 10,522, of July 19, 2002. On April 4, 2007, in the unconstitutionality lawsuit No. 1,976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,111,369 (R$ 1,261,045 at 03/31/2009) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

c)	Legal Liabilities – Tax and Social Security and Escrow Deposits for Filing Legal Processes – recognized at the full amount being questioned and respective escrow deposits, as follows:

	01/01 to	01/01 to
Change in legal liabilities	03/31/2010	03/31/2009
Opening balance	6,821,027	9,082,558
Charges on taxes	80,798	353,889
Changes in the period reflected in results	(20,919)	304,829
Increase	200,248	399,617
Reversal (*)	(221,167)	(94,788)
Payment (*)	(1,929,009)	-
Closing balance (Note 14c)	4,951,897	9,741,276
(*)	Refers basically to the effects arising from the adhesion to the Cash or Installment Payment of Federal Taxes (Note 12d).

	01/01 to	01/01 to
Change in escrow deposits	03/31/2010	03/31/2009
Opening balance	3,695,836	4,422,970
Appropriation of income	77,717	262,623
Changes in the period	44,764	115,978
Deposited	47,739	122,711
Withdrawals	-	(4,622)
Conversion into income	(2,975)	(2,111)
Closing balance (Note 13a)	3,818,317	4,801,571

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 2,431,170, assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law No. 9,718, of November 27, 1998, which established the extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 1,168,270;

•
CSLL – R$ 492,464, assert the right of paying CSLL at 9%, applicable to companies in general, rejecting the provisions of Article 41 of Law No. 11,727 of June 24, 2008, which sets forth a differentiated rate (15%) for financial institutions and insurance companies, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 137,324;

•
IRPJ and CSLL – R$ 464,134, aimed at rejecting the requirement set forth by Regulatory Instruction No. 213 of October 7, 2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 404,672;

•
PIS X Constitutional Amendments Nos. 10/96 and 17/97 – R$ 354,934, aimed at rejecting the levy of PIS based on principles of anteriority, anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 66,677;

•
INSS – R$ 251,957, aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2,5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 284,377.

d)	Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of Mary 27, 2009. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. In period the claim included in this program was the increase in the PIS and COFINS calculation basis, as set forth by paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as Legal Liability. The net effect in Income was R$ 144,712, recorded in Other Operating Income (Note 22k).

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	03/31/2010	03/31/2009
Deferred tax assets (Note 14b I)	26,408,449	26,345,826
Social contribution for offset (Note 14b I)	915,027	1,251,695
Taxes and contributions for offset	3,343,164	3,583,583
Escrow deposits in guarantee of provision for contingent liabilities (Note 12b)	6,417,007	5,504,088
Escrow deposits for legal liabilities – tax and social security (Note 12c)	3,818,317	4,801,571
Escrow deposits for foreign fund raising program	475,374	678,645
Receivables from reimbursement of contingent liabilities (Note 12b)	1,111,369	1,261,045
Sundry domestic debtors	656,703	583,989
Sundry foreign debtors	121,285	119,492
Recoverable payments	28,715	56,013
Salary advances	88,604	72,757
Amounts receivable from related companies	109,799	37,068
Operations with credit granting characteristics	346,759	627,225
Securities and credits receivable	683,981	829,910
(Allowance for loan losses)	(337,222)	(202,685)
Other	148,397	340,734
Total	43,988,969	45,263,731

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 283,578 (R$ 245,204 at 03/31/2009) and Deferred Tax Assets of R$ 411,385 (R$ 405,876 at 03/31/2009) (Note 14b I).

b)	Prepaid expenses

	03/31/2010	03/31/2009
Commissions	1,945,363	2,545,154
Related to vehicle financing	1,268,667	2,170,482
Related to insurance and pension plan	463,604	297,771
Other	213,092	76,901
Fundo Garantidor de Crédito (*)	667,109	848,312
Advertising	470,852	349,463
Other	237,417	260,972
Total	3,320,741	4,003,901
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	03/31/2010	03/31/2009
Provisions for contingent liabilities (Note 12b)	7,461,305	8,349,848
Provisions for sundry payments	1,893,479	1,934,027
Personnel provision	931,762	868,897
Sundry creditors - local	703,707	608,128
Sundry creditors - foreign	160,243	374,661
Liabilities for official agreements and rendering of payment services	451,860	431,808
Related to insurance operations	1,158,629	1,178,488
Liabilities for purchase of assets and rights	83,903	12,211
Creditors for funds to be released	498,308	307,048
Funds from consortia participants	89,468	127,728
Provision to cover actuarial deficit (Note 19c)	134,472	119,378
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	683,873	1,226,236
Provision for health insurance (2)	598,664	534,212
Expenses for lease interests (Note 4i)	95,334	127,380
Other	449,380	330,685
Total	15,394,387	16,530,735
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel;
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Asset management	598,914	494,633
Funds management fees	578,675	484,788
Consortia management fee	20,239	9,845
Current account services	134,878	115,436
Credit cards	1,553,411	1,356,937
Annual fees	242,812	216,258
Other services	1,310,599	1,140,680
Relationship with stores	1,200,917	1,047,138
Credit card processing	109,682	93,542
Sureties and credits granted	355,174	277,503
Loan operations	217,799	164,058
Guarantees provided	137,375	113,445
Receipt services	322,304	303,472
Collection fees	253,397	245,539
Collection services	68,907	57,933
Other	408,182	334,052
Brokerage	133,079	69,235
Custody services and management of portfolio	44,183	37,168
Economic and financial advisory	54,968	20,557
Foreign exchange services	16,951	19,487
Other services	159,001	187,605
Total	3,372,863	2,882,033

e)	Income from bank charges

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Loan operations/registration	306,169	220,436
Deposit account	41,749	40,361
Transfer of funds	29,727	26,599
Service package fees and other	369,002	356,177
Total	746,647	643,573

f)	Personnel expenses

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Compensation	(1,829,111)	(1,990,279)
Charges	(484,229)	(445,379)
Welfare benefits	(412,596)	(357,962)
Training	(36,681)	(27,891)
Labor claims and termination of employees (Note 12b)	(119,452)	(160,661)
Total	(2,882,069)	(2,982,172)

g)	Other administrative expenses

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Data processing and telecommunications	(739,308)	(642,775)
Depreciation and amortization	(299,884)	(305,109)
Facilities	(497,527)	(444,066)
Third-party services	(663,753)	(704,786)
Financial system services	(81,864)	(101,493)
Advertising, promotions and publications	(224,598)	(170,631)
Transportation	(142,487)	(91,572)
Materials	(86,078)	(64,643)
Security	(101,724)	(93,197)
Travel	(28,992)	(25,798)
Other	(111,741)	(127,637)
Total	(2,977,956)	(2,771,708)

h)	Other operating revenues

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Reversal of operating provisions	202,261	102,225
Contingent assets and liabilities and legal liabilities – tax and social security (Notes 12b, c and d)	184,558	58,284
Other	17,703	43,941
Recovery of charges and expenses	25,701	78,257
Other	119,711	83,452
Total	347,673	263,934

i)	Other operating expenses

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Provision for contingencies (Note 12b)	(284,081)	(375,684)
Civil	(276,918)	(340,948)
Tax and social security	(3,145)	(36,912)
Other	(4,018)	2,176
Selling - Credit cards	(330,628)	(299,713)
Claims	(122,809)	(140,885)
Amortization of goodwill on investments (Note 22k)	(31)	(541,477)
Provision for health insurance (Note 13c)	(2,673)	(3,578)
Refund of interbank costs (Note 22l)	(43,675)	(58,366)
Other	(127,826)	(287,394)
Total	(911,723)	(1,707,097)

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	01/01 to	01/01 to
Due on operations for the period	03/31/2010	03/31/2009
Income before income tax and social contribution	4,607,559	3,118,234
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(1,843,024)	(1,247,293)

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	614,907	334,318
Investments in affiliates	28,619	10,197
Foreign exchange variation on investments abroad	115,154	(115,697)
Interest on capital	369,808	374,391
Dividends, interest on external debt bonds and tax incentives	86,932	178,516
Other	14,394	(113,089)
Temporary (additions) exclusions	765,236	559,647
Allowance for loan losses	(685,658)	(621,001)
Excess (insufficiency) of depreciation of leased assets	470,937	746,831
Adjustment to market value of trading securities and derivative financial instruments and
adjustments from operations in futures markets	(67,023)	441,835
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow
deposits	736,658	(217,528)
Realization of goodwill on purchase of investments	441,229	115,679
Integration expenditures with ITAÚ UNIBANCO merger	64,273	42,128
Other	(195,180)	51,703

(Increase) offset of tax losses/ social contribution loss carryforwards	(933,514)	(921,896)
Expenses for income tax and social contribution	(1,396,395)	(1,275,224)
Related to temporary differences
Increase (reversal) for the period	168,279	362,249
Prior periods increase (reversal)	167,168	64,044
Income (expenses) from deferred taxes	335,447	426,293
Total income tax and social contribution	(1,060,948)	(848,931)

II -	Composition of tax expenses:

	01/01 to	01/01 to
	03/31/2010	03/31/2009
PIS and COFINS	(708,861)	(704,996)
ISS	(132,650)	(121,126)
Other	(69,224)	(73,192)
Total (Note 4o)	(910,735)	(899,314)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 7,302 (R$ 352 from 01/01 to 03/31/2009).

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge) , as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS			DEFERRED TAX ASSETS
				Realization /
	03/31/2010	03/31/2009	03/31/2009	Reversal	Increase	03/31/2010	03/31/2009
Reflected in income and expense accounts			25,911,439	(2,752,882)	3,192,301	26,350,862	26,175,967
Related to income tax and social contribution loss carryforwards			2,989,576	(80,617)	794,652	3,703,611	3,810,842
Related to disbursed provisions			8,949,116	(887,488)	1,546,645	9,608,273	6,817,330
Allowance for loan losses			7,827,348	(758,268)	1,310,727	8,379,807	5,297,862
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,543	(104,543)	160,796	160,796	319,431
Allowance for real estate			81,012	(4,957)	-	76,055	66,971
Goodwill on purchase of investments			735,139	-	73,930	809,069	876,292
Other			201,074	(19,720)	1,192	182,546	256,774
Related to non-disbursed provisions (*)	34,345,873	41,413,727	13,972,747	(1,784,777)	851,004	13,038,978	15,547,795
Related to the operation	28,241,873	34,161,727	11,897,387	(1,784,777)	851,004	10,963,618	13,082,116
Legal liabilities – tax and social security	2,455,127	5,188,146	1,989,617	(697,615)	1,326	1,293,328	1,922,964
Provision for contingent liabilities	6,344,825	7,599,641	2,344,558	(100,771)	133,034	2,376,821	2,805,143
Civil	2,420,298	2,234,856	899,984	(69,243)	113,763	944,504	858,524
Labor	2,292,978	2,288,538	843,564	-	19,266	862,830	865,226
Tax and social security	1,372,598	2,886,365	495,553	(28,870)	-	466,683	986,766
Other	258,951	189,882	105,457	(2,658)	5	102,804	94,627
Adjustments of operations carried out in futures settlement market	249,240	-	28,628	(4,250)	69,438	93,816	14,851
Goodwill on purchase of investments	13,316,462	16,334,813	5,758,270	(431,685)	-	5,326,585	6,533,925
Provision for integration expenditures with ITAÚ UNIBANCO merger	806,428	1,226,236	286,806	(12,621)	-	274,185	490,452
Provision related to health insurance operations	598,664	534,212	238,396	-	1,065	239,465	213,685
Other non-deductible provisions	4,471,127	3,278,679	1,251,112	(537,835)	646,140	1,359,417	1,101,096
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	6,104,000	7,252,000	2,075,360	-	-	2,075,360	2,465,679

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	162,596	499,585	72,676	(23,709)	8,620	57,587	169,859

Total	34,508,469	41,913,312	25,984,115	(2,776,591)	3,200,921	26,408,449	26,345,826
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001	-		933,723	(18,696)	-	915,027	1,251,695
(*)
From a financial point of view, rather than recording the provision of R$ 34,345,873 (R$ 41,413,727 at 03/31/2009) and deferred tax assets of R$ 13,038,847 (R$ 15,547,795 at 03/31/2009), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 24,192,187 (R$ 26,345,826 at 03/31/2009) to R$ 11,153,209 (R$ 10,798,031 at 03/31/2009).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 411,385 (R$ 405,876 at 03/31/2009) and are basically represented by tax loss and social contribution loss carryforwards of R$ 314,856 (R$ 343,667 at 03/31/2009), which is expected realization is up to one (1) year.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

		Realization /
	12/31/2009	Reversal	Increase	03/31/2010	03/31/2009
Reflected in income and expense accounts	8,552,838	(64,225)	504,522	8,993,135	7,105,809
Depreciation in excess - leasing	7,567,878	-	424,328	7,992,206	6,037,264
Restatement of escrow deposits and contingent liabilities	665,918	-	37,768	703,686	475,716
Adjustment to market value of securities and derivative financial instruments	144,540	-	8,325	152,865	275,960
Adjustments of operations carried out in futures settlement market	42,463	(1,586)	13,328	54,205	65,917
Taxation of results abroad – capital gains	35,911	-	362	36,273	17,746
Other	96,128	(62,639)	20,411	53,900	233,206
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	141,521	-	31,364	172,885	81,889
Total	8,694,359	(64,225)	535,886	9,166,020	7,187,698

III -
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2010, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
					Provision for
		Tax loss/ social		Social	deferred income
	Temporary	contribution loss		contribution for	tax and social	Net deferred
	differences	carryforwards	Total	offset	contribution	taxes
2010	7,488,418	909,883	8,398,301	491,141	(502,019)	8,387,423
2011	2,628,932	928,196	3,557,128	361,087	(1,558,658)	2,359,557
2012	3,446,422	184,359	3,630,781	22,671	(2,067,162)	1,586,290
2013	3,580,252	148,334	3,728,586	9,993	(2,478,729)	1,259,850
2014	2,396,162	152,870	2,549,032	10,455	(1,674,698)	884,789
Over 2014	2,740,115	1,804,506	4,544,621	19,680	(884,754)	3,679,547
Total	22,280,301	4,128,148	26,408,449	915,027	(9,166,020)	18,157,456
Present value (*)	19,715,241	3,391,360	23,106,601	859,255	(7,917,007)	16,048,849
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 2,216,262 is unrecorded (R$ 2,208,824 at 03/31/2009).

c)	Tax and social security contributions

	03/31/2010	03/31/2009
Taxes and contributions on income payable	958,784	763,838
Taxes and contributions payable	4,486,250	960,740
Provision for deferred income tax and social contribution (Note 14b II)	9,166,020	7,187,698
Legal liabilities – tax and social security (Note 12c)	4,951,897	9,741,276
Total	19,562,951	18,653,552

At ITAÚ UNIBANCO HOLDING the balance of Tax and Social Security Contributions totals R$ 383,668 (R$ 356,498 at 03/31/2009) and is basically comprised of Legal Liabilities - Tax and Social Securities of R$ 379,843 (R$ 274,714 at 03/31/2009).

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	03/31/2010	03/31/2009
Taxes paid or provided for	3,110,330	3,060,950
Taxes withheld and collected from third parties	1,698,891	1,909,391
Total	4,809,221	4,970,341

NOTE 15 – PERMANENT ASSETS

a)	Investments

I - Change of investments

						Adjustments in			Equity in earnings
					Equity in	marketable			of subsidiaries
					earnings of	securities of			from 01/01 to
		Balances at	Amortization of	Dividends received	subsidiaries	subsidiaries and	Balances at	Balances at	03/31/2009
Companies		12/31/2009	goodwill	(3)	(4a)	Other	03/31/2010	03/31/2009	(4b)
Domestic		54,439,465	(1,584)	(147,435)	2,075,219	38,947	56,404,612	52,110,244	1,886,154
Itaú Unibanco S.A.	(1a)	42,161,903	(1,584)	(147,435)	1,310,004	40,417	43,363,305	39,836,425	851,427
Banco Itaú BBA S.A.		4,940,599	-	-	214,424	(2,811)	5,152,212	4,205,040	403,501
Itauseg Participações S.A.		3,745,886	-	-	52,951	1,913	3,800,750	3,646,815	371,057
Banco Itaucard S.A.	(2)	1,810,386	-	-	396,276	184	2,206,846	2,826,997	152,615
Itaú BBA Participações S.A.		1,398,437	-	-	56,725	(758)	1,454,404	1,168,707	99,312
Itaú Corretora de Valores S.A.	(2)	382,254	-	-	44,839	2	427,095	426,260	8,242
Foreign		1,940,723	(12,852)	-	91,096	9,150	2,028,117	2,338,483	12,568
Itaú Chile Holdings, Inc.	(1b)	1,618,072	(11,310)	-	74,584	7,747	1,689,093	1,966,704	3,743
Banco Itaú Uruguay S.A.	(1c)	216,686	(1,178)	-	8,067	1,403	224,978	236,647	2,909
Oca S.A.	(1d)	72,044	(313)	-	7,286	-	79,017	96,665	5,499
Oca Casa Financiera S.A.	(1e)	31,539	(46)	-	1,117	-	32,610	35,798	366
Aco Ltda.	(1f)	2,382	(5)	-	42	-	2,419	2,669	51
GRAND TOTAL		56,380,188	(14,436)	(147,435)	2,166,315	48,097	58,432,729	54,448,727	1,898,722
(1) Includes goodwill in the amounts of: (a) R$ 54,381; (b) R$ 305,381; (c) R$ 31,806; (d) R$ 8,452; (e) R$ 1,228 and (f) R$ 143;
(2) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(3) Income receivable includes Dividends receivable;
(4) Includes foreign exchange variation in the amounts of: (a) R$ 36,918 and (b) R$ (13,173).

				Number of shares owned by
		Stockholders’	Net income (loss) for	ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	equity	the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	43,145,098	1,333,407	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,650,085	266,989	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	5,582,908	7,794,829	108,633	1,582,676,636	-	-	48.76	48.76
Banco Itaucard S.A.	15,644,884	18,491,755	630,506	3,592,433,657	1,277,933,118	-	1.50	2.02
Itaú BBA Participações S.A.	645,901	1,454,404	56,724	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	516,841	1,025,290	49,584	-	811,503	-	-	3.58
Foreign
Itaú Chile Holdings, Inc.	319,616	1,383,714	44,785	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	150,500	193,173	3,385	1,639,430,739	-	-	100.00	100.00
Oca S.A.	13,790	70,563	5,675	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	17,796	31,383	347	646	-	-	100.00	100.00
Aco Ltda.	12	2,292	(15)	-	-	131	99.24	99.24

II - Composition of investments

	03/31/2010	03/31/2009
Investment in affiliates	1,154,435	1,329,865
Domestic	290,996	352,820
Allianz Seguros S.A.	-	148,566
Serasa S.A.	254,013	159,926
Other	36,983	44,328
Foreign	863,439	977,045
Banco BPI, S.A.	863,439	974,487
Other	-	2,558
Other investments	1,302,614	1,082,497
Investments through tax incentives	161,444	163,562
Equity securities	8,474	8,167
Shares and quotas	647,948	435,493
Interest in Instituto de Resseguros do Brasil - IRB	229,699	226,149
Other	255,049	249,126
(Allowance for losses)	(178,299)	(179,349)
Total	2,278,750	2,233,013

III - Equity in earnings of affiliates and other investments

	01/01 to	01/01 to
	03/31/2010	03/31/2009
Investment in affiliates - Domestic	22,027	14,091
Investment in affiliates - Foreign	14,285	15,869
Dividends received from Other investments	35,459	61,748
Equity in earnings of subsidiaries, not arising from net income	(222)	(4,581)
Total	71,549	87,127

b) Fixed and intangible assets

	NET	CHANGES				03/31/2010			03/31/2009
	BALANCE			DEPRECIATION/			ACCUMULATED
	AT			AMORTIZATION			DEPRECIATION/	NET BOOK	NET BOOK
	12/31/2009	ACQUISITIONS	DISPOSALS	EXPENSES (3)	OTHER	COST	AMORTIZATION	AMOUNT	AMOUNT
FIXED ASSETS	4,353,175	327,705	(19,389)	(251,508)	11,737	10,603,717	(6,181,997)	4,421,720	4,199,526
REAL ESTATE IN USE (1)	2,371,981	133,219	(3,259)	(71,075)	(17,677)	4,318,984	(1,905,795)	2,413,189	2,424,813
Land	935,492	83,389	(1,258)	-	(512)	1,017,111	-	1,017,111	823,688
Buildings	844,565	34,850	(375)	(24,591)	30,571	2,346,228	(1,461,208)	885,020	681,571
Improvements	591,924	14,980	(1,626)	(46,484)	(47,736)	955,645	(444,587)	511,058	919,554
OTHER FIXED ASSETS	1,981,194	194,486	(16,130)	(180,433)	29,414	6,284,733	(4,276,202)	2,008,531	1,774,713
Installations	379,576	41,648	(267)	(16,559)	93,408	921,626	(423,820)	497,806	181,000
Furniture and equipment	400,549	38,692	(3,809)	(17,072)	(59,057)	740,281	(380,978)	359,303	410,500
EDP systems	968,429	95,971	(8,932)	(133,416)	(5,810)	4,040,445	(3,124,203)	916,242	966,534
Other (communication, security and transportation)	232,640	18,175	(3,122)	(13,386)	873	582,381	(347,201)	235,180	216,679
INTANGIBLE ASSETS	3,748,220	129,992	(67,937)	(255,199)	3,680	5,098,296	(1,539,540)	3,558,756	3,953,164
RIGHTS FOR ACQUISITION OF PAYROLLS (2)	1,684,190	29,238	(67,937)	(170,396)	-	2,432,470	(957,375)	1,475,095	2,162,271
OTHER INTANGIBLE ASSETS	2,064,030	100,754	-	(84,803)	3,680	2,665,826	(582,165)	2,083,661	1,790,893
Association for the promotion and offer of financial products and services	1,388,050	59,610	-	(36,427)	1,585	1,438,002	(25,184)	1,412,818	1,112,380
Expenditures on acquisition of software	477,691	41,047	-	(41,139)	2,205	934,738	(454,934)	479,804	392,693
Right to management of investment funds	190,505	-	-	(7,081)	4,432	280,650	(92,794)	187,856	283,330
Other intangible assets	7,784	97	-	(156)	(4,542)	12,436	(9,253)	3,183	2,490
GRAND TOTAL	8,101,395	457,697	(87,326)	(506,707)	15,417	15,702,013	(7,721,537)	7,980,476	8,152,690
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(3)	Amortization expenses of the rights for acquisition of payrolls and partnerships are disclosed in the expenses on financial operations.

NOTE 16 – STOCKHOLDERS’ EQUITY

a) Shares

Capital started to comprise 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 29,000,000 at 03/31/2009), of which R$ 30,877,017 (R$ 20,275,718 at 03/31/2009) refers to stockholders domiciled in the country and R$ 14,122,983 (R$ 8,724,282 at 03/31/2009) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount

Shares of capital stock at 12/31/2009 and 03/31/2010	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at 12/31/2009 (1)	2,202	43,588,307	43,590,509	(1,031,327)
Disposals – stock option plan	-	(3,898,365)	(3,898,365)	92,236
Treasury shares at 03/31/2010 (1)	2,202	39,689,942	39,692,144	(939,091)
Outstanding shares at 03/31/2010	2,289,284,273	2,241,959,802	4,531,244,075
Outstanding shares at 03/31/2009 (2)	2,289,284,273	2,219,225,239	4,508,509,512
(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market;
(2)	For better comparability, outstanding shares in the period of 03/31/2009 were adjusted by the bonus carried out on 08/28/2009.

We detail below , the average cost of treasury shares and their market price at 03/31/2010:

Cost/Market value	Common	Preferred
Treasury shares
Average cost	9.65	23.66
Market value	30.18	39.00

b) Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	2,510,113
Adjustments:
(-) Legal reserve	(125,506)
Dividend calculation basis	2,384,607
Mandatory minimum dividends	596,152
Dividends paid/provided for	950,411	39.9%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	108,673	-	108,673
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2010	108,673	-	108,673

Provided for (*)	980,689	(138,951)	841,738
Dividends - 1 monthly installment of R$ 0.012 per share paid on 04/01/2010	54,352	-	54,352
Interest on capital - R$ 0.2044 per share	926,337	(138,951)	787,386

Total from 01/01 to 03/31/2010 - R$ 0.2097 net per share	1,089,362	(138,951)	950,411
Total from 01/01 to 03/31/2009 - R$ 0.1705 net per share	878,177	(109,624)	768,553
(*) Recorded in Other Liabilities – Social and Statutory.

c) Capital and revenue reserves

	03/31/2010	03/31/2009
CAPITAL RESERVES	637,845	697,952
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	353,228	413,335
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	20,196,699	32,349,656
Legal	2,865,421	2,461,355
Statutory:	16,973,347	27,888,301
Dividends equalization (1)	6,066,702	13,642,606
Working capital increase (2)	4,346,242	4,602,263
Increase in capital of investees (3)	6,560,403	9,643,432
Unrealized profits (4)	357,931	2,000,000
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d) Reconciliation of Net Income and Stockholders’ Equity (Note 2c)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
ITAÚ UNIBANCO HOLDING	2,510,113	2,135,708	65,067,646	60,296,610
Amortization of goodwill	721,740	(120,898)	(12,093,114)	(15,295,346)
Unrealized income (loss)	2,337	27	-	(2,418)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	3,234,190	2,014,837	52,974,532	44,998,846

e) Minority interests in subsidiaries

	Stockholders’ equity		Results
			01/01 to	01/01 to
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Unibanco Participações Societárias S.A.	1,112,048	1,095,444	(20,661)	(17,296)
Itau Bank, Ltd. (*)	700,126	910,192	-	-
Redecard S.A.	532,586	520,074	(175,177)	(166,173)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	194,754	89,619	(22,956)	(3,625)
Itaú XL Seguros Corporativos S.A.	127,814	111,134	(4,550)	(4,562)
Biu Participações S.A.	87,256	-	(6,773)	-
Itaú Gestão de Ativos S.A.	60,377	60,146	(337)	(326)
Biogeração de Energia S.A.	29,853	26,321	(641)	(817)
Investimentos Bemge S.A.	16,695	16,228	(252)	(284)
Três "B" Empreendimentos e Participações Ltda.	-	73,659	-	(3,458)
Other	807,969	147,485	(18,582)	(3,871)
Total	3,669,478	3,050,302	(249,929)	(200,412)
(*)
Represented by redeemable preferred shares - issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

f)	Stock Option Plan

Before the merger, Itaú and Unibanco had stock-option plans. On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, also called “Stock Option Plan”. From then on, a stock option will be granted in the prior programs.

I -	Stock Option Plan – New ITAÚ UNIBANCO HOLDING Plan

This program aims at involving the management members in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total number of options to be granted, the eligible beneficiaries, the number granted to each beneficiary, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to executive officers and Board of Directors members (“management members”) of ITAÚ UNIBANCO HOLDING and, in exceptional circumstances, to the management members of controlled companies or outstanding employees of ITAÚ UNIBANCO HOLDING or the aforementioned companies, and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using the performance and leadership evaluation tools, for those executive officers who have potential for outstanding performance,  the Committee may offer options which exercise price is to be paid through the performance of positive covenants, supported by the beneficiary’s obligation to invest, in ITAÚ UNIBANCO HOLDING’s shares, the amount of 20% of the net interest in profits and results received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the date shares were granted until its exercise.

This plan has not had any option granted so far.

II -	Stock Option Plan – Itaú Plan

Itau’s original plan, also called “Stock Option Plan”, has characteristics similar to the current plan.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised were exercised by the end of the vesting period, would be 0.39% for 2010, 0.21% for 2011, 0.25% for 2012 and 0.38% for 2013.

The options had the change below, up to March 31, 2010, taking into account the share bonus effects occurred in each period:

II.I - Total Granted Options

				Exercise
		Vesting		price
Granting		period	Exercise	restated	Options
No.	Date	until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					116,743,136	113,645,206	3,097,930	-
9th	03/10/2003	12/31/2007	12/31/2010	7.74	14,682,250	13,473,750	638,000	570,500
9th	05/02/2005	12/31/2007	12/31/2010	7.74	6,187	-	-	6,187
10th	02/16/2004	12/31/2008	12/31/2011	11.70	13,879,111	11,268,244	784,575	1,826,292
11th	02/21/2005	12/31/2009	12/31/2012	16.47	11,044,550	5,824,775	390,775	4,829,000
11th	08/01/2005	12/31/2009	12/31/2012	16.47	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	16.47	11,357	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	24.50	11,889,625	2,133,091	247,500	9,509,034
12th	08/06/2007	12/31/2010	12/31/2013	24.50	15,867	-	-	15,867
13th	02/14/2007	12/31/2011	12/31/2014	31.19	10,774,775	1,133,100	58,850	9,582,825
13th	08/06/2007	12/31/2011	12/31/2014	31.19	30,649	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	31.19	45,954	-	-	45,954
14th	02/11/2008	12/31/2012	12/31/2015	35.96	11,637,285	133,100	18,700	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	35.96	20,625	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	35.96	45,954	-	-	45,954
15th	03/03/2009	12/31/2013	12/31/2016	23.52	17,008,970	173,250	29,370	16,806,350
15th	10/28/2009	12/31/2013	12/31/2016	23.52	45,954	-	-	45,954
16th	08/10/2009	12/31/2010	12/31/2014	27.85	874,167	-	-	874,167
17th	09/23/2009	09/23/2012	12/31/2014	32.18	29,551	-	-	29,551
				Total	208,813,467	147,784,516	5,265,700	55,763,251

II.II -	Change in stock options

	Number	Price (*)
Balance at 12/31/2009	58,808,831	25.11
Options
Exercised	(3,045,580)
Balance at 03/31/2010	55,763,251	26.50
(*) Weighted average exercise price.

II.III -	Exercised options in the period (R$ 1)

	Number of	Exercise price
Granting	shares	(*)	Market value (*)
10th	60,500	11.6	38.62
11th	2,253,200	16.26	38.89
12th	70,350	24.45	37.05
13th	638,100	31.19	38.29
15th	23,430	23.52	37.74
Total	3,045,580	19.54	38.71
(*) Weighted average value.

III -	Stock Option Plan – Unibanco Plan

This plan, derived from Unibanco, aimed at aligning the commitment of executives with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Meeting held in March 2007, stockholders approved the change to the Unibanco Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of Units   (“Own Shares”), which should be held by them for a term from 3 to 5 years and would be subject to market fluctuation. Depending on the percentage of the bonus invested for acquisition of Own Shares, a certain number of Unit options was received (“Bonus Options”). The exercise periods of these Bonus Options were from 3 to 5 years. The annual granting of Simple and Bonus Options were limited to 1% of authorized capital, and the total of options granted and not exercised was limited to 10% of this capital.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, and projected turnover.

The Extraordinary Stockholders’ meeting of ITAÚ UNIBANCO HOLDING held in April 2009 approved the assumption by ITAÚ UNIBANCO HOLDING of the rights and obligations set forth in the agreements in force signed with the beneficiaries of the Unibanco Stock Option Plans – Performance, including the responsibility for the grants carried out under this plan.

After this assumption, the beneficiaries of this plan started to be entitled to acquire shares issued by ITAÚ UNIBANCO HOLDING, by using the same exchange ratio used for the merger (purchase option of 1.7391 UBBR11 = purchase option of 1 ITUB4).

The options had the change below, up to March 31, 2010, taking into account the share bonus effects occurred in each period:

III.I - Total Granted Options – Simple Options

Granting					Options (ITUB4) (*)
				Exercise price
		Vesting	Exercise	per ITUB4 (R$)
No.	Date	period	period until	restated (IPCA) (*)	Granted	Exercised	Cancelled	Not exercised
Closed series					16,623,622	10,803,944	5,819,678	-
24th	07/19/2004	07/19/2009	07/18/2010	12.54	594,559	565,043	-	29,516
25th	08/04/2004	01/13/2009	05/05/2010	6.74	379,506	50,000	-	329,506
27th	02/01/2005	02/01/2010	01/31/2011	15.79	5,338,354	3,764,434	1,077,358	496,562
29th	09/19/2005	09/19/2010	09/18/2011	20.03	75,900	50,600	-	25,300
30th	07/04/2006	07/04/2011	07/03/2012	26.43	158,127	-	-	158,127
33th	08/30/2006	08/30/2011	08/29/2012	29.27	63,251	-	-	63,251
34th	03/21/2007	03/21/2012	03/20/2013	33.34	227,703	-	-	227,703
35th	03/22/2007	03/22/2012	03/21/2013	33.30	88,550	-	-	88,550
36th	05/14/2008	05/14/2013	05/13/2014	41.43	75,901	-	-	75,901
TOTAL					23,625,473	15,234,021	6,897,036	1,494,416
(*) Reflects the impact of the change of UNIT by ITUB4 and share bonus.

III.II – Change in stock options – Simple Options

	Number	Price (*)
Balance at 12/31/2009	2,336,660	18.40
Options
Exercised	(852,785)
Cancelled	10,541
Balance at 03/31/2010	1,494,416	20.51
(*) Weighted average exercise price.

III.III – Exercised options in the period (R$ 1) – Simple Options

	Number of	Exercise	Market
Granting	shares	price (*)	value (*)
16th	38,263	7.77	35.94
27th	801,872	15.68	36.91
29th	12,650	19.96	37.86
TOTAL	852,785	15.39	36.88
(*) Weighted average value.

III.IV – Bonus Options

Granting	Exercise	Options (ITUB4)
Date	period until	Granted	Exercised	Cancelled	Not exercised
Closed series		8,160		8,160	-
09/03/2007	09/03/2012	767,755	43,640	39,134	684,981
02/29/2008	09/03/2012	66,948	-	-	66,948
03/03/2008	03/03/2013	932,078	45,434	40,242	846,402
09/03/2008	09/03/2013	1,105,429	57,495	43,581	1,004,353
03/06/2009	03/06/2014	1,697,536	133,581	24,318	1,539,637
06/19/2009	03/06/2014	158,891	-	-	158,891
TOTAL		4,736,797	280,150	155,435	4,301,212

III.V – Change in stock options – Bonus Options

There was no change during the period from 01/01 to 03/31/2010.

IV - Effect of the option exercise – Itaú and Unibanco

Amount received for the sale of shares – exercised options	72,633
(-) Cost of treasury shares sold	(92,236)
(+) Write-off of cost recognized of exercised options	28,955
Effect on sale (*)	9,352
(*) Recorded in revenue reserves.

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”,  entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)		ASSETS/ (LIABILITIES)		REVENUE (EXPENSES)
			01/01 to	01/01 to			01/01 to	01/01 to
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Interbank investments	10,191,376	7,274,770	171,805	9,823	-	-	-	-
Itaú Unibanco S.A.	10,191,376	7,274,770	171,805	9,823	-	-	-	-
Derivative financial instruments	(2,215)	(1,159)	(1,408)	-	-	-	-	-
Itaú Unibanco S.A.	(2,215)	(1,159)	(1,408)	-	-	-	-	-
Interbank deposits	(3,108,237)	(841,866)	(34,014)	(12,298)	(41,482)	(53,937)	(9)	-
Itaú Unibanco S.A.	(3,108,237)	(841,866)	(34,014)	(12,298)	-	-	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	(41,482)	(53,937)	(9)	-
Repurchase agreements	-	-	-	-	(77,654)	(92,890)	(494)	(3,048)
Itaúsa Empreendimentos S.A.	-	-	-	-	(48,791)	(45,464)	(10)	(1,308)
Duratex S.A.	-	-	-	-	(5,713)	(15,217)	(179)	(7)
Elekeiroz S.A.	-	-	-	-	(21,496)	(23,356)	(272)	(1,482)
Itautec S.A.	-	-	-	-	-	(8,853)	-	(251)
Other	-	-	-	-	(1,654)	-	(33)	-
Amounts receivable from (payable to) related companies	(3,402)	(3,901)	(1,724)	-	(121,145)	(104,845)	-	-
Itaú Unibanco S.A.	(3,011)	(3,557)	-	-	-	-	-	-
Itaú Corretora de Valores S. A.	(391)	(344)	(1,724)	-	-	-	-	-
Caixa de Prev. dos Func. Do Banco Beg - PREBEG	-	-	-	-	(11,735)	(13,105)	-	-
UBB Prev Previdência Complementar	-	-	-	-	(15,782)	(13,601)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	(81,012)	(78,781)	-	-
Fundação BEMGEPREV	-	-	-	-	(13,450)
Other	-	-	-	-	834	642
Banking service fees	-	-	-	-	-	-	2,929	2,655
Fundação Itaubanco	-	-	-	-	-	-	1,539	1,364
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	442	429
UBB Prev Previdência Complementar	-	-	-	-	-	-	797	729
Other	-	-	-	-	-	-	151	133
Rent reveneus/(expenses)	-	-	-	-	-	-	(7,256)	(7,825)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(1,605)	(1,634)
Fundação Itaubanco	-	-	-	-	-	-	(5,745)	(6,001)
Other	-	-	-	-	-	-	94	(190)
Donation expenses	-	-	-	-	-	-	(10,467)	(10,010)
Instituto Itaú Cultural	-	-	-	-	-	-	(10,417)	(9,760)
Fundação Itaú Social	-	-	-	-	-	-	(50)	(150)
Associação Clube "A"	-	-	-	-	-	-	-	(100)
Data processing expenses	-	-	-	-	-	-	(68,318)	(129,237)
Itautec S.A.	-	-	-	-	-	-	(68,318)	(129,237)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco, recorded in Other Administrative Expenses, the amount of R$ 3,036 (R$ 2,145 from 01/01 to 03/31/2009) in view of the use of the common structure.

b)	Compensation of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	03/31/2010	03/31/2009
Compensation	56,229	71,700
Board of Directors	860	7,123
Officers	55,369	64,577
Profit sharing	64,475	63,212
Board of Directors	2,500	1,299
Officers	61,975	61,913
Contributions to pension plans	3,214	5,590
Board of Directors	292	581
Officers	2,922	5,009
Stock option plan - Management members (Note 13f)	26,528	27,125
Total	150,446	167,627

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16f, 19a and 19b, respectively.

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Interbank deposits	13,826,916	21,184,727	13,857,439	21,231,547	30,523	46,820	30,523	46,820
Securities and derivative financial instruments	121,372,062	136,248,321	121,770,240	136,703,208	942,086	668,778	398,178	454,887
Adjustment to available-for-sale securities					528,820	194,076	-	-
Adjustment to held-to-maturity securities					413,266	474,702	398,178	454,887
Loan, lease and other credit operations	228,946,992	218,653,126	229,356,891	218,349,132	409,899	(303,994)	409,899	(303,994)
Investments
BM&FBovespa	58,107	74,529	542,051	421,118	483,944	346,589	483,944	346,589
BPI	863,439	974,487	804,800	786,387	(58,639)	(188,100)	(58,639)	(188,100)
Parent company					(58,639)	(188,100)	(58,639)	(188,100)
Cetip S.A.	32,070	-	313,547	-	281,477	-	281,477	-
Redecard S.A.	1,720,546	1,179,896	11,070,368	9,438,414	9,349,822	8,258,518	9,349,822	8,258,518
Serasa S.A.	254,013	159,926	642,733	624,087	388,720	464,161	388,720	464,161
Parent company	168,043	105,799	556,763	569,960	388,720	464,161	388,720	464,161
Minority stockholders (1)	85,970	54,127	85,970	54,127	-	-	-	-
Visa Inc.	-	5,363	-	100,073	-	94,710	-	94,710
Fundings and borrowings (2)	141,323,791	177,568,096	141,408,912	177,591,121	(85,121)	(23,025)	(85,121)	(23,025)
Securitization of foreign payment orders	-	1,344,170	-	1,222,640	-	121,530	-	121,530
Subordinated debt (Note 10f)	26,456,047	23,820,045	26,522,652	24,164,610	(66,605)	(344,565)	(66,605)	(344,565)
Treasury shares	939,091	1,473,440	1,547,974	1,455,677	-	-	608,883	(17,763)
Total unrealized					11,676,106	9,141,422	11,741,081	8,909,768
(1) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2) Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3) It does not consider the corresponding tax effects.

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities;

•
Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•	Investments - in BPI, Redecard S.A., BM&FBovespa and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices;

•
Time and interbank deposits and funds from acceptance and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates discounted at the closing of BM&F on the balance sheet date;

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

NOTE 19 – BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits

ITAÚ UNIBANCO HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Supplementary retirement plan – PAC (1)
Itaubanco Defined Contribution Plan (3)
Franprev benefit plan - PBF (1)
Fundação Itaubanco	002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3) (4)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity

Funbep I Benefit Plan (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep II Benefit Plan (2)

Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)

Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)

Citiprev - Entidade Fechada de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)

Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)

Unibanco Pension Plan (3)
UBB-PREV - Previdência Complementar	Basic Plan (1)
IJMS Plan (1)
Fundação Banorte Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan.
(4) The Itaubanco Defined Contribution Plan was devised as a result of the partial spin-off of the Supplementary retirement plan - PAC, and is being offered to former participants of the latter - including self-sponsored participants and those employees who have opted for this plan, or when this option is presumed in view of the deferred proportional benefit - who are not receiving supplementary retirement by the PAC. Those participants who have not joined the Itaubanco Defined Contribution Plan, as well as those contributing to the PAC, will remain in this latter, without any continuity solution, and will have their vested rights guaranteed. As set forth in the Itaubanco Defined Contribution Plan regulation, the period for commitment or novation of any contract will end on April 30, 2010. Accordingly, the effects arising from the partial spin-off of the PAC will be known only after the end of this period.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002, BD Itaú, Redecard, UBB Prev and Fundação Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions made totaled R$ 15,253 (R$ 11,687 from January 1 to March 31, 2009). The contribution rate increases based on the beneficiary’s salary.

b)	Post-employment benefits

ITAÚ UNIBANCO HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ UNIBANCO, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 1,380 (R$ 1,364 from January 1 to March 31, 2009). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plans

The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371 of December 31, 2000, are summarized below:

	03/31/2010	03/31/2009
Net assets of the plans	14,955,865	12,944,853
Actuarial liabilities	(12,309,455)	(11,577,853)
Surplus (*)	2,646,410	1,367,000
  (*) According to paragraph 49g of the attachment to CVM Resolution No. 371 of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 134,472 (R$ 119,378 at 03/31/2009) (Note 13c) to cover possible actuarial liabilities.

d)	Change in net assets, actuarial liabilities, and surplus

	01/01 to 03/31/2010			01/01 to 03/31/2009
		Actuarial			Actuarial
	Assets	liabilities	Surplus	Assets	liabilities	Surplus
Present value – beginning of the period	14,536,891	(12,090,146)	2,446,745	12,775,978	(11,223,791)	1,552,187
Adjustments in the period (1)	-	-	-	(51)	(127,661)	(127,712)
Expected return on assets / Cost of
current service + Interest	443,096	(368,486)	74,610	385,895	(357,913)	27,982
Benefits paid	(149,177)	149,177	-	(131,512)	131,512	-
Contributions of sponsors/participants	35,128	-	35,128	28,437	-	28,437
Gains /(losses) in the period (2)	89,927	-	89,927	(113,894)	-	(113,894)
Present value – end of the period	14,955,865	(12,309,455)	2,646,410	12,944,853	(11,577,853)	1,367,000
(1) Effect corresponding to the reclassification of the option of former employees;
(2) Losses in assets correspond to the actual earnings obtained below the expected return rate of assets.

e)	Main assumptions used in actuarial valuation

	Itaú Unibanco Holding	Redecard
Discount rate	10.24% p.a.	11.45% p.a.
Expected return rate on assets	12.32 % p.a.	12.92 % p.a.
Mortality table (1)	AT-2000	AT-83
Turnover (2)	Itaú Exp. 2003/2004	Mercer Service
Future salary growth	7.12 % p.a.	6.50 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.50 % p.a.
Inflation	4.00 % p.a.	4.50 % p.a.

Actuarial method	Projected Unit Credit (3)	Projected Unit Credit (3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Itaú Argentina Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Chile Consolidated (5)		Uruguay Consolidated (6)		Paraguay (7)		Other foreign companies (8)		Foreign consolidated (9)
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Assets
Current assets and long-term receivables
Cash and cash equivalents	1,147,332	1,269,338	103,037	157,600	1,981,511	1,994,993	3,118,355	2,470,236	349,097	533,321	525,218	1,253,466	147,057	194,702	793,557	187,722	5,174,769	5,787,304
Interbank investments	5,402,352	14,660,673	211,805	397,431	2,833,564	3,850,842	2,856,682	5,485,303	141,047	77,596	349,299	371,809	74,783	142,978	81,643	248,595	6,564,680	17,846,884
Securities	14,393,687	26,654,520	245,054	269,923	1,480,315	2,644,998	4,716,306	4,164,661	1,578,945	2,297,476	698,478	316,879	446,448	372,625	2,081	143,100	21,018,544	34,781,902
Loan, lease and other credit operations	16,908,524	13,729,208	1,187,867	1,466,557	5,218,546	6,267,275	271,476	396,576	7,562,541	8,767,999	1,196,221	1,382,645	1,014,353	964,488	-	478,997	33,245,015	32,816,346
Foreign exchange portfolio	32,268,175	4,073,135	85,476	61,356	12,930,300	8,623,534	655,341	645,432	283,982	25,734	54,326	17,454	26,190	-	-	-	37,755,305	13,441,572
Other assets	497,966	1,718,129	390,795	308,181	223,403	249,244	613,870	562,487	357,662	293,197	450,381	70,307	320,523	392,723	81,443	55,681	2,922,404	3,645,823
Permanent assets																		-
Investments	-	-	2,259	7,868	442,315	502,480	39,530	49,694	1,032	1,065	387	380	527	635	463,556	515,561	869,821	984,713
BPI	-	-	-	-	440,354	496,988	-	-	-	-	-	-	-	-	423,085	477,499	863,439	974,487
Other investments	-	-	2,259	7,868	1,961	5,492	39,530	49,694	1,032	1,065	387	380	527	635	40,471	38,062	6,382	10,226
Fixed and intangible assets	26,356	37,992	60,096	65,014	203,198	298,277	313	389	184,125	164,125	21,373	27,391	17,059	19,823	5,645	6,899	518,207	619,995
Total	70,644,392	62,142,995	2,286,389	2,733,930	25,313,152	24,431,643	12,271,873	13,774,778	10,458,431	12,160,513	3,295,683	3,440,331	2,046,940	2,087,974	1,427,925	1,636,555	108,068,745	109,924,539

Liabilities
Current and long-term liabilities
Deposits	13,770,598	20,961,517	1,660,841	1,936,131	7,696,353	9,596,029	2,427,968	2,671,905	7,150,300	8,344,351	2,586,176	2,695,060	1,608,308	1,698,717	17	73,756	27,731,166	38,638,014
Demand deposits	4,909,569	4,740,846	443,917	521,923	2,963,406	3,268,932	1,222,773	1,837,802	1,384,796	1,141,142	1,360,029	1,383,720	512,072	517,549	-	-	9,105,588	10,360,115
Savings deposits	-	-	413,380	433,204	-	-	-	-	-	-	798,732	827,601	759,902	730,832	-	-	1,972,015	1,991,637
Interbank deposits	437,348	132,101	18,472	-	1,279,801	1,737,150	257,657	595,267	28	42	45,889	22,993	87,884	169,911	-	-	654,715	855,497
Time deposits	8,423,681	16,088,570	785,072	981,004	3,453,146	4,589,947	947,538	238,836	5,765,476	7,203,167	381,526	460,746	248,450	280,426	17	73,756	15,998,848	25,430,765
Deposits received under securities repurchase agreement	2,389,306	2,786,798	147,467	264,858	-	149,285	940,463	1,040,319	175,028	282,643	-	-	-	-	-		3,034,030	3,560,381
Funds from acceptance and issuance of securities	1,224,411	3,383,066	-	-	2,196,316	2,361,162	2,363,701	1,655,279	340,128	496,007	-	-	-	-	-		6,120,392	7,841,502
Borrowings	8,429,297	12,800,062	22,826	27,831	674,915	1,439,152	49,128	-	702,000	823,632	3,266	14,597	35,325	6,123	54,057	9,230	9,915,787	14,934,091
Derivative financial instruments	1,052,103	2,441,648	1,443	11,602	118,310	127,894	799,464	917,563	89,489	274,211	990	-	-	-	-	-	982,595	2,501,582
Foreign exchange portfolio	32,237,675	4,039,909	84,975	61,405	12,943,949	8,630,198	658,973	648,487	284,530	15,242	55,696	16,313	26,161	-	-	-	37,743,474	13,406,483
Other liabilities	2,107,395	5,170,093	190,966	195,667	158,948	609,328	874,938	3,151,828	333,001	308,048	352,143	371,122	109,262	95,847	57,409	46,140	4,062,708	9,380,398
Deferred income	5,907	3,571	-	-	12,828	18,028	321	588	122	174	-	-	96	35	4,807		24,082	22,396
Minority interest in subsidiaries	-	-	863	-	41	185	30	-	121	124	-	19	-	-	9	7	273	340
Stockholders’ equity
Capital and reserves	8,987,932	10,354,465	173,029	227,411	1,474,003	1,487,760	4,221,613	3,710,721	1,338,927	1,597,408	288,019	337,414	245,483	263,451	1,328,652	1,526,786	17,978,467	19,408,667
Result for the period	439,768	201,866	3,979	9,025	37,489	12,622	(64,726)	(21,912)	44,785	18,673	9,393	5,806	22,305	23,801	(17,026)	(19,364)	475,771	230,685
Total	70,644,392	62,142,995	2,286,389	2,733,930	25,313,152	24,431,643	12,271,873	13,774,778	10,458,431	12,160,513	3,295,683	3,440,331	2,046,940	2,087,974	1,427,925	1,636,555	108,068,745	109,924,539
Statement of Income
Income from financial operations	527,905	470,825	62,100	99,736	55,186	154,621	(5,886)	62,357	169,666	178,507	38,446	33,505	41,606	50,130	(29,673)	7,907	837,853	923,353
Expenses on financial operations	(144,026)	(233,115)	(17,408)	(30,240)	(21,470)	(115,731)	(50,313)	(67,190)	(44,969)	(54,416)	(2,553)	(3,844)	(7,834)	(9,976)	(315)	(756)	(273,408)	(476,790)
Result of allowance for loan losses	62,880	(6,213)	(3,937)	(14,234)	14,329	1,057	-	-	(35,784)	(46,548)	(3,960)	(2,020)	(2,070)	(6,103)	-	23	31,458	(74,038)
Gross income from financial operations	446,759	231,497	40,755	55,262	48,045	39,947	(56,199)	(4,833)	88,913	77,543	31,933	27,641	31,702	34,051	(29,988)	7,174	595,903	372,525
Other operating revenues/expenses	(6,687)	(7,587)	(41,898)	(35,965)	(7,239)	(20,421)	(8,283)	(8,990)	(35,222)	(50,710)	(12,736)	(18,838)	(6,881)	(7,234)	16,210	(20,351)	(96,997)	(74,126)
Operating income	440,072	223,910	(1,143)	19,297	40,806	19,526	(64,482)	(13,823)	53,691	26,833	19,197	8,803	24,821	26,817	(13,778)	(13,177)	498,906	298,399
Non-operating income	(300)	122	6,121	167	(1)	(435)	-	-	(253)	159	3	68	(72)	(135)	(13)	(47)	5,486	(146)
Income before taxes on income and profit sharing	439,772	224,032	4,978	19,464	40,805	19,091	(64,482)	(13,823)	53,438	26,992	19,200	8,871	24,749	26,682	(13,791)	(13,224)	504,392	298,253
Income tax	(4)	(22,166)	(917)	(8,253)	(3,315)	(4,507)	(22)	(1,213)	(8,649)	(8,314)	(9,807)	(3,065)	(2,444)	(2,881)	(3,235)	(2,954)	(28,392)	(53,349)
Statutory participation in income	-	-	-	(2,186)	-	(1,957)	(222)	(6,876)	-	-	-	-	-	-	-	(3,186)	(222)	(14,209)
Minority interest in subsidiaries	-	-	(82)	-	(1)	(5)	-	-	(4)	(5)	-	-	-	-	-	-	(7)	(10)
Net income (loss)	439,768	201,866	3,979	9,025	37,489	12,622	(64,726)	(21,912)	44,785	18,673	9,393	5,806	22,305	23,801	(17,026)	(19,364)	475,771	230,685
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branches, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)
Banco Itaú Argentina S.A,Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Financieros S.A., Itaú Sociedad de Bolsa S.A. and only on 03/31/2009, Banco Itaú Argentina S.A.;

(3)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., , BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank  Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, only on 03/31/2010, Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited and Cape Ann Corporation Limited; and only on 09/30/2009, Unibanco - União de Bancos Brasileiros (Luxembourg) S.A., and Banco Itaú Europa Fund Management Company, S.A.;

(4)
BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. and only on 03/31/2010, UBT Finance S.A.;

(5)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda and Itaú Chile Compañia de Seguros de Vida S.A.;

(6)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, and Unión Capital AFAP S.A;
(7)	Interbanco S.A;
(8)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Zux SGPS, Lda., Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú International Holding Limited (new name of Itaú Securities Holding), Spinel Corporation, Tanzanite Corporation, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V., only on 03/31/2010, Itau UK Securities Ltd and Itaú Japan Asset Management Ltd, and only on 03/31/2009, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, ITrust Servicios Financieros S.A., Itaú Sociedad de Bolsa S.A.and Peroba Ltd;

(9)	Foreign consolidated information presents balances net of eliminations from consolidation.

NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com.br/ri), in the following route: Corporate Governance/Risk Management.

I –   Market Risk

Possibility of incurring losses arising from the variation in the market values of positions held by a financial institution, as well as from its financial margin, including risks of transactions subject to foreign exchange and interest rates, and share and commodities prices.

The risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress / VaR Statistical measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In March 2010 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 76.5 million (R$ 87.2 million in December 2009).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario II) and approximately 50% (scenario III), and the biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 292 million and R$ 583 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 705 million and R$ 1,347 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com.br/ri).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is in the website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

II –  Credit Risk

Possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO HOLDING recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c).

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational risk

Possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

In addition to regulatory capital, ITAÚ UNIBANCO HOLDING already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV – Liquidity Risk

Possibility of occurring imbalances between tradable assets and falling due liabilities - "mismatching" between payments and receipts - which may affect the company’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V -  Subscription Risk

Risk arising from an adverse economic situation, which is contrary to the insurance company’s expectations when it establishes its subscription policy, and uncertainties existing in the estimate of reserves.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal models of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

NOTE 22 – ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	03/31/2010	03/31/2009
Permanent foreign investments	18,454,238	19,639,352
Net amount of other assets and liabilities indexed to foreign currency,
including derivatives	(33,412,919)	(35,979,345)
Net foreign exchange position	(14,958,681)	(16,339,993)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries,manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	03/31/2010	03/31/2009	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Investment funds	269,209,101	207,777,924	269,209,101	207,777,924	1,737	1,624
Fixed income	238,529,048	191,619,875	238,529,048	191,619,875	1,419	1,385
Shares	30,680,053	16,158,049	30,680,053	16,158,049	318	239
Managed portfolios	143,321,799	125,647,972	79,381,701	61,309,195	16,630	10,819
Customers	78,294,242	70,075,203	65,390,196	51,687,601	16,541	10,763
Itaú Group	65,027,557	55,572,769	13,991,505	9,621,594	89	56
TOTAL	412,530,900	333,425,896	348,590,802	269,087,119	18,367	12,443
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	03/31/2010	03/31/2009
Monthly estimate of installments receivable from participants	39,917	32,473
Group liabilities by installments	2,447,601	1,898,017
Participants – assets to be delivered	2,269,662	1,749,286
Funds available for participants	284,560	261,338
(In units)
Number of managed groups	639	666
Number of current participants	129,127	94,921
Number of assets to be delivered to participants	75,814	54,231

e)
Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 50 (R$ 150 at 03/31/2009) in the period, and the Foundation’s social net assets totaled R$ 513,963 (R$ 487,200 at 03/31/2009). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 10,417 (R$ 9,760 from January 1 to March 31, 2009).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema   - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to March 31, 2010 and 2009, the consolidated companies did not make any donation.

i)
Associação Classe “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Classe “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to March 31, 2010, the consolidated companies did not make any donation (R$ 150 from 01/01 to 03/31/2009).

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects

			ITAÚ UNIBANCO HOLDING
	ITAÚ UNIBANCO HOLDING		CONSOLIDATED
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2010	03/31/2009	03/31/2010	03/31/2009
Program for settlement or installment payment of federal taxes - Law No. 11,941/09 (Note 12d)	144,712	-	144,712	-
Provision for contingencies – economic plans	(78,563)	(55,621)	(78,563)	(55,621)
Amortization of goodwill (*)	-	-	-	(491,366)
Total	66,149	(55,621)	66,149	(546,987)
(*) Basically refers to the REDECARD operation.

l)
Reclassifications for comparison purposes – The Company reclassified the balances as of March 31, 2009, for financial statements comparisons purposes, in view of the regrouping of the following headings: in the Balance Sheet, the reclassification of operation costs incurred from Prepaid Expenses to Subordinated Debt, the reclassification of operations with credit card issuing banks, from Other Receivables – Income Receivable to Transactions with Credit Card Issuers and Other Liabilities – Credit Card Operations. In Statement of Income, the reclassification of amounts related to recovery of interbank costs in Banking Service Fees and Other Administrative Expenses to Other Operating Expenses, based on recent changes to the by-laws and regulation of the Interbank Payment Chamber (CIP) and reclassification of Profit Sharing - Employees to Personnel Expenses.

			Reclassified
	Prior disclosure	Reclassification	balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	608,549,037	5,597,558	614,146,595
OTHER RECEIVABLES	93,046,758	5,633,901	98,680,659
Income receivable	2,216,586	(1,273,376)	943,210
Transactions with credit card issuers	-	7,038,400	7,038,400
Sundry	45,394,854	(131,123)	45,263,731
OTHER ASSETS	4,953,470	(36,343)	4,917,127
Prepaid expenses	4,040,244	(36,343)	4,003,901
TOTAL ASSETS	618,943,348	5,597,558	624,540,906
CURRENT AND LONG-TERM LIABILITIES	570,652,588	5,597,558	576,250,146
OTHER LIABILITIES	120,823,308	5,597,558	126,420,866
Tax and social security	18,464,009	189,543	18,653,552
Credit card operations	12,333,295	5,765,024	18,098,319
Subordinated debt	22,946,196	(36,343)	22,909,853
Sundry	16,851,401	(320,666)	16,530,735
TOTAL LIABILITIES	618,943,348	5,597,558	624,540,906
STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	20,988,505	(61,751)	20,926,754
Securities and derivative financial instruments	7,137,652	(61,751)	7,075,901
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	10,609,876	(61,751)	10,548,125
RESULT OF LOAN LOSSES	(3,424,708)	(12,073)	(3,436,781)
Income from recovery of credits written off as loss	409,691	(12,073)	397,618
GROSS INCOME FROM FINANCIAL OPERATIONS	7,185,168	(73,824)	7,111,344
OTHER OPERATING REVENUES (EXPENSES)	(3,458,543)	(523,494)	(3,982,037)
Banking service fees	2,919,449	(37,416)	2,882,033
Current account services	90,392	25,044	115,436
Receipt services	365,932	(62,460)	303,472
Personnel expenses	(2,396,927)	(585,245)	(2,982,172)
Other administrative expenses	(2,867,488)	95,780	(2,771,708)
Equity in earnings of affiliates and Other investments	29,960	57,167	87,127
Other operating revenues	291,391	(27,457)	263,934
Other operating expenses	(1,680,774)	(26,323)	(1,707,097)
OPERATING INCOME	3,726,625	(597,318)	3,129,307
NON-OPERATING INCOME	(23,146)	12,073	(11,073)
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	3,703,479	(585,245)	3,118,234
INCOME TAX AND SOCIAL CONTRIBUTION	(1,082,375)	233,444	(848,931)
Due on operations for the period	(1,504,147)	228,923	(1,275,224)
Related to temporary differences	421,772	4,521	426,293
PROFIT SHARING	(405,855)	351,801	(54,054)
NET INCOME	2,014,837	-	2,014,837

Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the period from January to March 2010, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, May 3, 2010.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member

Report of Independent Accountants on Limited Reviews

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

1
We have carried out limited reviews of the balance sheets of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of March 31, 2010 and 2009, and the related statements of income, of changes in stockholders´ equity, of cash flows and of added value, as well as the consolidated statements of income, of cash flows and of added value for the three-month periods then ended. These financial statements are the responsibility of the Bank´s management. Our responsibility is to issue a report on these financial statements.

2
Our reviews were conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the financial statements and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Bank and its subsidiaries.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be stated in accordance with accounting practices adopted in Brazil applicable to financial institutions regulated by the Brazilian Central Bank.

São Paulo, May 3, 2010

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: May 4, 2010	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
	Name:	Silvio Aparecido de Carvalho
	Title:	Chief Financial Officer